Follow-Up Materials

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FILE NO. 82- 3893 FISCAL YEAR 12-31-01

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DATE : 5/10/02

99

82-3893

ARIS
12-31-01

02 MAY -9 AM 10:30


NEDCOR
SANDTON

Annual Report 2001



Contents

NEDCOR

"It is a tribute to the resilience of our people and the robustness of our business that we have been able to deliver strong results in a difficult year." Chris Liebenberg


Committed to creating value for our shareholders

"Diversity and interdependence are at the heart of everything that is Nedcor. They are reflected in our commitment to South Africa, our multibrand approach, our innovative joint ventures and alliances, and the combined power of our core operations." Richard Laubscher

Financial highlights

Headline earnings per share (cents)


665
822
1 024
1 260
1 576
97 98 99 00 01

Headline earnings (Rm)


1 492
1 900
2 406
3 012
3 794
97 98 99 00 01

Shareholders' funds (Rbn)


7,2
9,1
10,1
15,8
15,7
97 98 99 00 01

Efficiency ratio (%)


58,4
56,2
51,7
50,3
49,3
97 98 99 00 01

Market capitalisation


230
233
237
242
244
24,8
23,3
32,5
41,4
30,3
97 98 99 00 01
Market capitalisation (Rbn)
Shares in issue (million)

Capital adequacy


73,9
89,0
96,9
116,2
164,7
8,9
8,8
10,5
11,5
8,6
97 98 99 00 01
Tier 1 ratio (%)
Capital adequacy ratio (%)
Risk-weighted assets (Rbn)



2001 Rm	2000 Rm	% growth		2001 US$m*	2000 US$m*	% growth
			Key balance sheet items			
242	240	1	Share capital	20	32	(38)
15 729	15 838	(4)	Total shareholders' funds	1 268	2 098	(40)
177 160	140 831	26	Deposit, current and other accounts	14 702	18 653	(21)
197 691	158 259	25	Total assets	16 406	20 961	(22)
22 350	19 733	13	Cash, short-term funds and securities	1 855	2 614	(29)
151 329	119 774	26	Advances and other accounts	12 558	15 864	(21)
973	859	13	Acceptances	81	114	(29)
3 501	3 079	14	Specific provisions for bad and doubtful debts	291	408	(29)
1 653	1003	65	General provision	137	133	3
5 154	4 082	26	Specific and general provisions	428	541	(21)
			Key income statement items			
11 418	9 024	27	Total income	948	1 195	(21)
1 058	910	16	Specific and general provisions	88	121	(27)
4 551	3 576	27	Net income before exceptional items	378	474	(20)
3 794	3 012	26	Headline earnings	315	399	(21)
1 576	1 260	25	Headline earnings per share (cents)	131	167	(22)
Rbn	Rbn			US$bn	US$bn	
30,3	41,4	(27)	Market capitalisation	3	5	(40)
			R/US$ exchange rate	12,050	7,550	

* *US dollar information is presented using year-end rates for illustrative purposes.*

Segmental analysis – headline earnings 2001


10%
21%
34%
1%
1%
6%
8%
1%
18%
SA retail
SA commercial
SA corporate and investment banking
Strategic technology investments
Gerrard Private Bank
SA group operations and internal funding
International Nedcor Bank
International Nedcor Investment Bank
Translation gains

Segmental analysis – headline earnings 2000


8%
22%
36%
1%
7%
7%
7%
12%
SA retail
SA commercial
SA corporate and investment banking
Strategic technology investments
SA group operations and internal funding
International Nedcor Bank
International Nedcor Investment Bank
Translation gains

Organisational structure

Nedcor Investment Bank

Nedcor Investment Bank is one of the largest investment banks in southern Africa, with strong positions in the corporate, institutional, treasury and property finance markets. NIB's strategic approach is to focus on activities where its intellectual capital adds value, and to enter into shareholding partnerships through which the prospects and performance of the business are enhanced.

Nedcor Bank

Nedcor Bank provides banking services to the retail market through Nedbank Retail and Permanent Bank, to the commercial market through Nedbank Commercial, to the corporate market through Nedbank Corporate and to the international market through Nedbank International. Its subsidiary, Peoples Bank, serves the low to middle income retail market, while Nedbank Syfrets Private Bank and 74,5%-owned subsidiary, Gerrard Private Bank, provide private banking services to high-net-worth individuals. Its 50,1%-owned subsidiary, Imperial Bank, specialises in automotive and aviation loans.

Cape of Good Hope Bank

Cape of Good Hope Bank, a niche regional bank, offers personal banking, instalment finance, treasury and insurance-broking services, concentrating on mid- to high-net-worth individuals and medium-sized businesses primarily in the Western Cape. It also offers commercial property and corporate asset-based lending services in Gauteng.

Technology and Operations

T&O provides information technology processing services and operational support to the brands and alliances in the group. T&O is recognised as a world leader in its integrated application of process and information technologies in the financial services arena. It has recently been awarded the card-processing contract for Swisscard in Europe.

Technology investments

- Aplitec
- Dimension Data
- The Internet Solution
- IQ Business Group
- Miraculum
- Nihilent
- Acturis

NEDCOR BANK

NEDBANK

NEDBANK

NEDBANK

Peoples Bank

Gerrard
PRIVATE BANK

IMPERIAL BANK

Capital

Pick

GROUP

OLD MUTUAL

Nedcor Bank – Retail

A range of banking services that include homeloans, credit cards, asset-based financing, current account and savings account products as well as insurance broking services, is provided through Nedbank, Nedbank Syfrets Private Bank and Permanent Bank. American Express, MasterCard, VISA card and Maestro credit card products are offered.

Nedbank – Commercial

Mobile self-managed teams cater for all banking services to commercial businesses with annual turnovers of between R5 million and R200 million. Deposits, withdrawals and delivery of foreign exchange for high-volume/value clients are handled through dedicated business-processing centres in selected areas.

Nedbank – Corporate
Nedbank – Treasury

Nedbank Corporate provides specialised services and sophisticated delivery mechanisms for large corporate clients (in excess of R200 million turnover), which include blue-chip companies, financial institutions, parastatals and government bodies.

Nedbank Treasury provides foreign exchange and money market services to clients and the various divisions of Nedcor Bank.

Nedbank – International and Africa

Crossborder transactional banking is provided through Global Business Centres. Nedbank operates branches in London, Hong Kong, Singapore and on the Isle of Man, and has representative offices in Beijing and Taipei. Nedbank Africa operates subsidiaries and has investments in associates in eight African countries.

100%

Peoples Bank

Peoples Bank offers a range of lending, savings and transactional services to the low to middle income retail market and a limited range of services to the small- to medium-enterprise segment throughout South Africa.

74,5%

Gerrard Private Bank

Gerrard Private Bank provides comprehensive offshore banking services to a wide range of clients.

50,1%

Imperial Bank

Imperial Bank provides finance for the automotive and general aviation market as well as for commercial property and development.

Strategic banking alliances

Capital One

Capital One is a leader in the United States credit card industry, specialising in datamining, data warehousing and information-based penetration into new markets. Joint ventures operate in microlending and with American Express cards.

Pick 'n Pay

Pick 'n Pay and Nedcor Bank are building a substantial financial services business, Go Banking, leveraging off the core competencies and strengths of both organisations.

JD Group

The JD Group/Peoples Bank alliance offers a range of financial services products through a network of Peoples Bank instore points of presence located in selected Bradlows, Russells, Joshua Doore and Price 'n Pride stores.

Old Mutual

The alliance between Nedcor and Old Mutual provides state-of-the-art bancassurance products, with Nedcor Financial Planning now being the single biggest contributor to the Broker Division of Old Mutual.

* *With effect from 1 January 2002 Nedcor's stake has been reduced to 70% through the issue of new shares to empowerment partners.*

Nedbank Manager Direct provides convenient access to expert bank managers



BUSINESS CLIENTS
Just pick up your phone
MANAGER DIRECT
0860 06 06 06
NEDBANK

Providing our clients with

Helping to give life to people's hopes, plans and dreams

The Nedcor Group offers a diverse and innovative range of cards


NEDBANK
Peoples Bank
OLD MUTUAL
AMERICAN EXPRES
MasterCard
00/00 THR
C J FROST

innovative services and products



The only South African bank to pilot the EU-sponsored global *Investors in People* project





Nedbank affinity programmes nurture untapped talent and inspire community-based conservation and upliftment

Enhancing the quality of life in


NEDCOR
SANDTON


NEDCOR

Diverse head-office locations ensure greater accessibility for partners, clients and staff

Peoples Bank
Now you can
• Savings • Funeral

Peoples Bank kiosks
in JD Group stores
are taking banking
to more people



the various communities we serve







The Nedcor Social Investment
Programme makes a meaningful
difference to the lives of people
in disadvantaged communities

NEDCOR
FOUNDATION

Expanding domestic and offshore business is complemented by the electronic NedTreasury dealing system



Contributing to the creation of a

The synergies between Old Mutual and Nedcor form the basis for a focused bancassurance offering

The Nedbank Golf Challenge is unrivalled as a client hospitality event



prosperous and better South Africa

Nedbank Green products help to fund environmental conservation through unique mutual-benefit programmes

Chairman's statement







Chris Liebenberg, Chairman

"The year 2001 was . . . for us a time of planning, consolidation and investment for future growth."

The publication of the draft King II Report is a further milestone in the evolution of corporate governance for South African corporates – and one that we fully support. Following the recommendations contained in the report we have modified the Chairman's statement and the Chief Executive's review as well as the operational reports as an initial step towards compliance. Some of the areas previously covered in these particular sections will now be found in more detail elsewhere in this report.

Strategic review

The year 2001 was indeed a very eventful and demanding year. In common with other corporates, we too had to regroup to assess the likely consequences of that fateful day in September. A process of strategic review had, however, commenced before then following the Minister of Finance's decision in 2000 not to allow consolidation among the major banks in South Africa. These events followed closely on what was for us a very trying time when we faced public criticism over our senior executive bonus proposals and growth policies.

We responded to these challenges and criticisms positively and in the spirit that saw us through our difficulties in the mid-1980s when the foundations for our excellent growth in the 1990s were laid.

In our quest to become the premier financial services provider, in a market with excess banking capacity, we adopted a low-risk strategic direction significantly different to that of our peer group.

Firstly, *we continue to hold the view that, in a volume-driven industry such as banking, the* lowest-cost producer will ultimately be the strongest. Experience has shown that, in an open economy such as South Africa's in which there is no protection against foreign competition, local banks need to comply with international benchmark ratios, especially with regard to efficiency as well as to capital adequacy and returns, to remain competitive domestically.

Secondly, having become the acknowledged efficiency leader in the industry, we thought it logical to drive increased volumes through this competitive cost and infrastructure base.

The drive for quality volumes was implemented on the domestic front through alliances with brand leaders in the middle-income, retail and technology fields. These alliances have provided us with a source of quality clients. On the international stage Nedcor's Technology and Operations (T&O) Division's success in gaining the processing operations of a major international card operator was a milestone in our quality volume strategy.

"We adopted a low-risk strategic direction significantly different to that of our peer group."

The Chief Executive's review discusses two other developments in the retail field involving Peoples Bank and the proposed merger of Old Mutual Bank and Permanent Bank. Both these initiatives will, for their success, depend on operating efficiencies and accurate market and data analyses – areas in which Nedcor and its partners have demonstrated significant expertise.

The year 2001 was therefore for us a time of planning, consolidation and investment for future growth. The initial indications and results are gratifying and allow us to look to the future with confidence in our chosen strategic directions.

GLOBALISATION AND FOREIGN COMPETITION

To the extent that globalisation facilitates the international movement of goods, labour and capital, the international banking industry expands to follow the movement of capital and trade. This is a trend, however, that has not attracted foreign banks for the benefit of South Africa. We have previously expressed our disappointment that the major international banks have not expanded into our local retail markets, as they have done in other developing countries. Contributing factors are:

- the declining value of our currency;
- the sensitivity around political pressure;
- the perceived lack of profitability of certain, albeit underserved, sectors of the retail market; and
- the very competitive local market.

"In a volume-driven industry . . . the lowest-cost producer will ultimately be the strongest."

Chairman's statement

While the decline in the value of the currency has had a serious negative psychological impact on South Africans, it is making this country extremely competitive – the lack of which until now has been an inherent weakness of the South African economy. This represents a unique export opportunity for the country, and one on which we would be remiss not to capitalise. In realising the sustainable advantages of a competitive currency there is a responsibility on business, labour and government to contain any consequential domestic price adjustments.

With an open economy, coupled with declining capital and tariff controls, South Africans will need to plan for further volatility and currency fluctuations.

While the impact of globalisation has in general been positive for the banking industry, there are a number of significant negative effects for which solutions still need to be found.

"Another concern is the impact on our economy of regulatory pressures to match international standards of best practice."

One such example is the apparent lack of institutional capacity and coordination to deal quickly and effectively with the political, economic and social impact on our country of events arising on distant continents. Contagion is now definitely more difficult to contain.

Another concern is the impact on our economy of increasing regulatory pressures to match international standards of best practice. While these requirements are in the interests of globalisation, they involve significant upgrades in regulatory infrastructures, with consequential cost implications. Clearly, it is important that best practice is adhered to, but for small and developing economies the cost impact of this one-size-fits-all approach is relatively more burdensome and begs the question of cost-effectiveness.

"Financial results significantly in excess of the rate of inflation."

Results

It is with a sense of satisfaction that Nedcor can once again report a set of financial results significantly in excess of the rate of inflation. What is particularly pleasing about these results is that they were achieved in a year of declining economic activity and major international political upheavals, with a consequential deflationary global economic impact. This was followed by a major currency devaluation and the narrowing of the margins in the banking industry. All of this took place during a time when, as indicated above, the group underwent a major strategic realignment.

It is interesting and pleasing to note that the Nedcor compound profit growth for the past 20 years is 21,6%, as against a compound rate of inflation of 11,0% over the same period.

Retirements

George Bulterman, having reached retirement age, stepped down from both the Nedcor Bank and the Nedcor Boards. An experienced businessman and a director of some 25 years' standing, he has throughout demonstrated great enthusiasm in executing his responsibilities. In view of the significant contribution he made to the Nedcor Credit Committee, and with the board's concurrence, he will remain an active member of that committee.

New appointments

Following his appointment as the CEO of Old Mutual plc we were delighted that Jim Sutcliffe made himself available to join the Nedcor and the Nedcor Bank Boards. We look forward to his contribution, especially from the international perspective.

Appreciation

In what proved to be the most challenging year the present management has yet faced, my congratulations must go to the Chief Executive and his team for once again delivering a satisfying set of financial results.

Also, on behalf of the board, a special congratulatory vote of thanks to Richard Laubscher for his spirit of cooperation with board members and his excellent leadership displayed during this challenging period.

Others whom I would like to recognise are my Deputy Chairman, Peter Joubert, for the time, support and advice given by him in the execution of my responsibilities; my fellow directors for their support, confidence and trust; our staff for the passionate manner in which they responded to the challenges of the marketplace; and our stakeholders for their continued support, goodwill and belief in the company.

Chris Liebenberg

Chairman

"Compound profit growth for the past 20 years is 21,6%."

Chief Executive's review







Richard Laubscher, Chief Executive

"While performance has been driven by our banking operations, we have also put down strategic markers for the future which, I am very confident, will help to underpin the sustained long-term financial success of Nedcor."

The goal of Nedcor's corporate strategy is to match organisational strengths with client needs. Succeeding in this regard will put us well on our way to delivering the appropriate client value proposition and ensuring the sustainable superior financial returns our shareholders are entitled to expect.

Client needs are not static. So the strategic challenge is to ensure that, while optimising performance at the core, cognisance be taken of the fact that both the client's needs and the context in which client and bank meet are constantly changing. Nowhere is this more true than in South Africa where, in addition to being subject to all the competitive forces of a globalised economy, we face the additional challenges that flow from ongoing political, social and economic transformation.

It is with these thoughts in mind that we feel able to look back on the past year with some comfort. Driven by our banking franchise, we have managed to deliver a strong set of results in a year characterised by uncertain and volatile financial conditions. Excluding translation gains, headline earnings rose by 18%. Return on equity is up by 1% on last year's 24%, achieving our target of 25%.

"Return on equity is up . . . achieving our target of 25%."

At the core, Retail Banking, after some major strategic realignment, has delivered its best performance in five years, reporting an increase in headline earnings of 24%. This was strongly augmented by the performance of Peoples Bank, which contributed R195 million to headline earnings. For the fifth year in succession Corporate Banking reported after-tax growth of over 20%, while Commercial Banking was able to sustain a pleasing 35,9% return on equity. In a strongly competitive environment NIB contributed a powerful R624 million to the group's results, while Cape of Good Hope Bank continued its sound performance.

Treasury's adherence to conservative risk parameters once again yielded excellent returns. Focused international business remained very much part of our core, generating R535 million and resulting in non-South African earnings amounting to 15% of the total. Including translation gains, this increased to 33%.

These businesses remain the engine-room of the group and it is appropriate that we focus on ceaselessly striving to improve their efficiency and value. Driven by the dedication and support of exceptional teams, we have seen improvements in market share, profitability per employee, cost-to-income ratios and non-performing loans.

"We have seen improvements in market share, profitability per employee, cost-to-income ratios and non-performing loans."

This has been further supported by our strategy of capital diversification.

We were delighted at the support for the R2,0 billion bond issue that represented a strong endorsement of Nedcor's growth strategy. The move made good sense, as this capital provides an efficient method of funding growth and the timing resulted in favourable pricing being secured.

With the core of the bank in good shape, in 2001 we also made progress in strengthening parts of Nedcor Bank where the market positions were not as strong as we would have wanted. In particular, the proposed combination (subject to regulatory approval) of Nedcor's Permanent Bank and Old Mutual Banking Services promises to strengthen significantly Nedcor's position in the middle market, addressing the key wealth creation and preservation area. This will be augmented by the expanded transactional capability brought about by the Pick 'n Pay Go Banking alliance. Our strategy with Imperial Bank and its performance have positioned us well in the instalment credit market. Nedcor's risk management is a key component of this.

We also made important progress towards widening the transaction net by establishing Peoples Bank as South Africa's leading empowerment bank with a very strong franchise in the emerging middle class. Our empowerment shareholders now own a 30% stake in the company and have

"The proposed combination . . . of Nedcor's Permanent Bank and Old Mutual Banking Services promises to strengthen significantly Nedcor's position in the middle market."

Chief Executive's review

Nedcor Executive Committee

Stuart Morris
Group Financial Director

Richard Laubscher
Chief Executive

Tony Routledge
Executive Director: Strategic and Corporate Activities



Peter Hibbit
Divisional Director: Management Services Nedcor Bank

Barry Hore
Managing Director: Technology and Operations

Lot Ndlovu
Chief Executive: Peoples Bank



Mike Leeming
Executive Director: Group Risk Management and Alliances

Jack de Blanche
Executive Director: Commercial Nedcor Bank

Derek Muller
Managing Director: Business Divisions



brought with them access to a much wider client base. Through the successful integration of FBC Fidelity Bank we were able to bulk up the operation further.

Our Capital One alliance has been successful in applying a credit evaluation model to manage risk effectively without relying solely on the salary deduction mechanism. This has proven invaluable in successfully navigating the difficulties plaguing the microlending market. Our extended reach has been considerably enhanced through our alliance with the JD Group, so that we are able to deliver microlending services in an extremely cost-efficient manner. We have been cautious in credit extension through these alliances, with loans totalling R742 million.

"The expanded relationship with Old Mutual generated positive results."

The expanded relationship with Old Mutual generated positive results, with assurance products being sold across the full spectrum of Nedcor's client base. This relationship reached Peoples

Bank clients through an alliance with Old Mutual Group Schemes, and Nedcor's private banking base through a joint offshore wealth management offering with Gerrard Private Bank.

"T&O was instrumental in driving enormous process efficiency gains throughout the group."

Another very exciting development was the selection of our Technology and Operations Division (T&O) by Swisscard as its preferred processing partner. In recent years T&O was instrumental in driving enormous process efficiency gains throughout the group, making Nedcor the acknowledged market leader in this area. The excitement of the Swisscard announcement lies in the fact that it illustrates our ability to export key process reengineering and technological competence to a partnership of Credit Suisse First Boston and American Express. This could generate hard-currency income with low levels of capital absorption.

This development needs to be seen in the context of Nedcor's technology investment strategy. The exportation of T&O's processing competencies has been enhanced by the knowledge gained from close ties with technology partners. We believe the benefits of the shared technology warrants our investment in this industry.

"The management of risk is central to our strategic approach."

The management of risk is central to our strategic approach and has been focused on substantially, which is why we have resisted expanding either into geographies or markets where we lack a competitive client proposition. It also explains our alliance strategy, which in recent years has sought to leverage our business strengths into new markets with a low-cost, low-risk client acquisition strategy. While many of these initiatives are still in their embryonic stages, it is pleasing to report that there are some early indications of the strategy delivering on its promise. Accordingly we are confident that, within a few years, our alliances will be contributing materially to our earnings within acceptable risk profiles.

In summary, I am pleased to be able to report on a year of successful financial performance through the execution of a strategy of strictly managed risks. Finally, this performance has not come at a cost to the future. While performance has been driven by our banking operations, we have also put down strategic markers for the future which, I am very confident, will help to underpin the sustained long-term financial success of Nedcor.

"This performance has not come at a cost to the future."

My sincere thanks to the board and to our Chairman, Chris Liebenberg, for their sterling contribution to the group in the 2001 year. In particular, I should like to extend my warm thanks and gratitude to the Nedcor staff and our executive team, whose commitment, loyalty and strength allowed us to meet the challenges of the year head-on. Looking forward, I have every confidence that, as a team and as a business, we shall continue to go from strength to strength.

Richard Laubscher
Chief Executive

Economic review

Overview

The events of last year proved to be as challenging as we had predicted. Although a global slowdown was already in evidence, the year saw the first synchronised recession since the mid-1970s, further collapses in equity markets and emerging-market difficulties. Nobody could, however, have foreseen the tragic events that unfolded on 11 September 2001. While South Africa was in a relatively strong position to withstand the pressures of the difficult international environment, the rand came under increasing pressure as the year progressed, dashing any hopes of further monetary stimulation.

The 37% fall in the currency seemingly defied logic. It coincided with the country being upgraded to a Baa2 investment grade risk by sovereign rating agency Moody's. The upgrading constituted recognition of outstanding progress in our fiscal and monetary policies as well as reduced liquidity risk following a significant reduction in the net open forward position. It was also a year in which the risk premium on South African dollar-denominated bonds fell, indicating strong confidence in the country's debt repayment capabilities.

In our view the rand's collapse in the final quarter had more to do with technical market conditions reducing any upside potential than with any underlying deterioration in the balance of payments. The situation was exacerbated by the uncertain international environment, the worsening crisis in Zimbabwe and further delays, however unavoidable, in the country's privatisation programme.

The rand's plunge dominated trends in domestic financial markets. Hopes of continued declines in interest rates turned to fears of a rising interest rate pattern as the inflationary consequences of the rand's fall in December began to filter through. Confidence levels were adversely affected by the currency's volatility, with several capital expenditure projects put on hold and only a limited number of new projects being announced. In this environment exporters received a competitive boost that was reflected by the swing into rand hedge stocks in the second half of the year. Unfortunately the weak global environment prevented exporters from taking full advantage by expanding production and increasing market share. Low commodity prices were also a problem.

The South African economy, however, showed considerable resilience, achieving over 2% growth in a year when many other

Trade-weighted rand
Index = 100 = 1/2000


110
100
90
80
70
60
50
40
00
01
02

Consumer and producer price inflation
Year-on-year % change


16
14
12
10
8
6
4
2
0
94
95
96
97
98
99
00
01
02
Consumer price index
Producer price index

Private sector credit extension
Year-on-year % change


30
25
20
15
10
5
0
94 95 96 97 98 99 00 01 02
Total credit
Asset-based credit

Interest rates (%)


30
25
20
15
10
5
0
94 95 96 97 98 99 00 01 02
Prime
R153

economies experienced the onset of recession. Certain sectors such as the motor industry saw massive improvements in export orders, and domestic demand held up reasonably well.

On the policy front great strides were made in improving tax collection. The improvements will allow this year's deficit, as a percentage of gdp, to be well below the budgeted 2,5%. Despite the lack of privatisation proceeds, government has been able to repay and consolidate debt, allowing for cost savings on debt service. International funds have been raised effortlessly, spreading debt maturity and reflecting investor confidence in the country. Although initially slow in responding, government's commitment to policy consistency was measured and calm.

Outlook

Prospects for the year ahead are still heavily dependent on the overall international climate. While there are some encouraging signs that some of the world's key economies are emerging from recession, it is by no means clear that any resultant upswing will be robust. There is still a legacy of high debt, high asset prices and overinvestment in certain sectors, which needs to be dealt with before strong global growth can resume.

The rand's decline, however, has made exports and tourism highly competitive, and South Africa is well-placed to benefit from any global upswing. International markets will also largely determine the success of privatisation later in the year, while the rand will remain a key issue. Continual depreciation well in excess of inflation differentials ultimately erodes external and internal confidence, increases inflationary expectations and leads to unnecessarily high real interest rates. It is hoped that the authorities will be able to encourage more of a two-way market in the currency once the net open forward position has been eliminated.




NEDBANK

Nedbank's focus on client service extends across all products and delivery channels

Nedbank retail interiors are open and friendly spaces with an easy flow, characterising client-oriented interaction.

Operational review

Nedbank – Business Divisions

NEDBANK

HIGHLIGHTS

- Significant investment in Retail Client Satisfaction Unit.
- Banking reach and footprint are extended through strategic alliances.
- Commercial Division's Manager Direct fully operational with 80 000 clients.
- Corporate Division achieved five-year compound growth in net income after tax of over 20%.
- Treasury yielded good returns from conservative usage of trading limits.
- Bancassurance strategies implemented across all retail client segments.
- Strategic alliances on track.
- Proven credit management model.
- Arrear trends are down across all client segments and product lines.
- Tight risk and cost controls maintained.

Nedcor Bank business divisions Management Committee





Ashley Sutton-Pryce
General Manager: Human Resources

Derek Muller
Managing Director: Business Divisions

Fritz Rieseberg
General Manager: Group Finance

Gawie Nienaber
Group Company Secretary

Richard Buchholz
General Manager: Corporate and International Credit

Jack de Blanche
Executive Director: Commercial

Pieter Schild
General Manager: Commercial





Willem Frost
General Manager: Nedbank Africa

Graham Dempster
General Manager: Corporate

Mark Parker
Executive General Manager: Treasury



Peter Hibbit
Divisional Director: Management Services

Anton de Souza
General Manager: Nedbank Retail



Peter Backwell
General Manager: Retail

Greg Garden
General Manager: Marketing and Communications

Sydney Gericke
General Manager: Retail Credit

Operational review

Nedbank – Retail

Highlights

- **Despite tough conditions, delivered best financial performance in five years and met all financial targets.**

Client assets	+9%
Operating income	+10%
Direct expenses	+9%
Net profit after tax	+24%

- **Considerable progress achieved in bancassurance joint venture with Old Mutual.**
- **Proposed merger of Permanent Bank and Old Mutual Bank to gain access to new target markets.**
- **Culture and values initiative launched.**

Nedbank Syfrets Private Bank

- Substantial product knowledge upskilling of staff took place in the area of banking and wealth management.
- During the course of the year 17 private bankers were certified and accredited with the Institute of Life and Pension Advisers.
- Advances growth of 35%, with client assets exceeding R2,0 billion, was achieved.
- Year-to-date expenses increased by 5%.
- Net profit after tax grew by 49%.
- Wealth Management assets under management amounted to R6,2 billion.

Card Division

- The new card-processing system – CAMS – was implemented. Two of our smaller credit card bases were converted to the new system, as well as the majority of the Nedbank and Permanent Bank offline debit cards. In addition, two new personal credit card products were launched: the AST National Golf Network MasterCard Credit Card (combining the features of a credit card and a golf handicap card) and the *mint* Card – a rewards MasterCard credit card (targeted at the leisure market and launched with RCI). The commercial card range was expanded with the launch of two new VISA products aimed specifically at the corporate and SME markets.
- During the year we launched the Peoples Bank Maestro Card. This is an online PIN-based debit card that allows cardholders direct access to their funds at the points of sale of all merchants who accept Maestro cards – in excess of 30 000 in South Africa. It is targeted at Peoples Bank savings accountholders and is a replacement of clients' existing ATM cards.
- The acquiring business had a good year, exceeding turnover targets and making significant progress towards the goal of a substantial increase in market share in the local market. Innovative and cost-effective solutions to a range of acquiring requirements were developed by leveraging existing solutions.
- Expanded use was made of the internet via iVeri to dominate the over-the-internet payment sector locally and to bring in batch transactions previously carried on tape, with significantly improved turnaround times and service levels.
- Maestro debit card acquiring on NedLink devices was rolled out to 120 merchants.
- Paper merchants were converted into electronic merchants, with complete removal of paper targeted for April 2002.

Capital One/Nedcor alliance – American Express

- The number of new cards issued in 2001 more than tripled year-on-year.
- Turnover growth was 24%.
- The American Express fraud team won the South African Fraud Prevention Services award for the best contribution to fraud defence in South Africa.

The Capital One/Nedcor American Express alliance made significant strides in 2001. The amount of new cards issued

Operational review

more than tripled year-on-year, gaining considerable momentum in the last quarter. Innovative credit-scoring and marketing techniques made a substantial contribution to growth. Additionally, the new Amex Blue Credit Card was successfully launched in April.

On the acquiring side of the business 10 111 new merchants were signed up during the year, bringing the total to 76 766 and assisting the business to reach a critical milestone for merchant turnover in October. A number of important systems enhancements was also achieved during the year. Losses due to fraud were reduced significantly, but fraud remains an ongoing threat to the credit card market. The industry continues to be highly competitive and is showing signs of extending to lower income groups.

A continued high pace of growth is anticipated in 2002. The testing of several innovative products in the market is expected to boost acquisition and turnover. Additional enhancements in credit scoring and marketing methodologies are anticipated and should further improve risk, growth and profitability.

Channels

The physical network

- During the course of 2001 12 new branches were opened and six closed, bringing total points of representation to 251. In addition, 10 branches were relocated to more suitable premises and 15 refurbished or extended. This was achieved with a year-on-year cost increase of only 3,1% and an increase in staff complement of 12.
- Sales through the branch network during the first half of the year were only slightly ahead of budget, but showed a marked improvement during the second half, particularly in the areas of asset-based finance, homeloans and the Nedbank Challenge liability product.

Nedcor Direct Call Centre

- The sales-focused Nedcor Direct Call Centre was relocated from Randburg to Braampark. Efficiency and effectiveness increased significantly, with a marked improvement over the previous year's performance.

Credit

- Refinement of behavioural scoring enabled enhanced understanding of the risk attaching to money advanced to borrowers and contributed to the launch of several preapproved campaign offerings throughout the year.
- Automation of elements of the loan application process has significantly improved service across delivery channels and client interfaces, with behavioural and application-scoring techniques further set to revolutionise the assessment process of new clients during 2002.
- The Debt Manager System provided Client Credit Management with a strategy-based tool, allowing the structured monitoring of credit quality, while further automating notification of clients who show early signs of delinquency. Clients showing higher risk profiles received priority and were cured more quickly, resulting in the drastic reduction of risk to the bank. A positive relationship with clients was maintained, with all opportunities of rehabilitating those clients possibly experiencing financial difficulties explored and repayment plans negotiated to accommodate specific needs.

Bancassurance

- Our joint-venture relationship with Old Mutual for developing the bancassurance proposition was cemented during this year. Nedcor Financial Planning is now the single biggest contributor to the Broker Division of Old Mutual.
- This year saw the introduction of a new, unique, long-term savings product, underwritten by Old Mutual and branded Nedbank. This is the first of a number of new Nedbank-branded bancassurance products that are planned for development and launch in the near future.
- Net revenues improved by 40%.

Client Service Unit

- During the year the Client Service Unit was reestablished, with a mandate to investigate and manage the standard of client service within Retail and to establish the root cause of the ongoing incidence of client complaints. To achieve these objectives a standalone Service Recovery Desk was set up in the Nedcor Client Care Centre, networks were established and processes mapped.

- We initiated a client research project to give us a client satisfaction index per outlet every six months. This will be used as part of the performance management of client-facing staff.

Nedcor Group Insurance Brokers

- Staffware work flow management was fully implemented during 2001.
- All sales staff were put on to structured incentive remuneration, based on new business written.
- 20 direct mail and in/outbound telemarketing campaigns were completed, with 1,8 million items mailed and 1 028 million outbound calls made.
- The Orion computer system was commissioned successfully.
- Products and services to other divisions and group companies were expanded.

Pick 'n Pay Go Banking

- *Our agreement with Pick 'n Pay to build a substantial* financial services business, leveraging the best of both organisations, is a most important and promising opportunity available to the Retail Division. Pick 'n Pay has enormous strength in its brand and its dominant market position. The convenience of its stores, the size and loyalty of its customers and its existing infrastructure (technology, point-of-sale devices, etc) constitute a great platform for the Nedcor banking capabilities.
- The major activities during 2001 were migrating clients from the Boland Bank systems to the Nedcor platform and building client value propositions for rollout in 2002.
- Ongoing investment in top-quality people saw the recruitment from outside the group of several senior managers, general managers and a new chief executive for this business.

Outlook

- A significant cost reduction exercise will eliminate over R200 million in expenses (to be implemented during 2002, with cost benefits expected from 2003 onwards).
- Greater emphasis will be placed on sales and service, especially in the branch network.
- Continued attention will be given to people issues, especially concerning culture and values, performance management, training and leadership development.
- Core competencies will be developed, building a comprehensive skills base.
- Pick 'n Pay Go Banking value propositions will be launched, with a rollout of transactional capability to Pick 'n Pay stores.
- The Old Mutual relationship in the bancassurance arena will be further leveraged.
- Permanent Bank will be completely reorganised and, subject to regulatory approval, the merger of Permanent Bank and Old Mutual Bank will be implemented.
- Improving business volumes across several areas in the fourth quarter of 2001 looks set to continue into 2002.



A variety of homeloans based on clients' lifestage needs positions Nedbank as a lifestyle enabler

Nedbank's focus on client needs is supported by a sophisticated segmental approach.



Operational review

NEDBANK – COMMERCIAL

HIGHLIGHTS

- Advances growth up 16% to R29,0 billion.
- Deposit growth up 15% to R27,2 billion.
- Improved levels of non-interest revenue – up 11% to R732 million.
- Bad debts reduced by 7%.
- Non-performing loans held to 8,7% growth.

In very difficult economic conditions we were able to sustain a pleasing 35,9% return on equity for the period under review. This was supported by an increase in deposit growth of 15%, while advances growth was up 16% to R29,0 billion.

The Nedbank Commercial Division, under the branding of Nedbank for Business, provides a full suite of commercial banking and lending services to the South African entrepreneurial market, varying from small owner-managed businesses to emerging and moderate-sized corporates.

The strategy of the division has been to concentrate on well-defined segments better to meet the needs of our different clients at the right cost. These segments are:

- Mobile: serving the larger clients in our portfolio.
- Traditional: serving those clients who regularly use the branch infrastructure.
- Manager Direct: serving those clients who can be most cost-effectively serviced through our national call centre.

In the mobile and traditional segments our value proposition is built around multiskilled teams providing our clients with a value-added service and fast turnaround times.

In the case of Manager Direct, where we typically house the smaller commercial businesses, the value proposition is based on extended-hours call centre technology and credit-scoring techniques, thereby minimising the costs to our clients while providing the flexibility and convenience of telephone banking.

The division subscribes to the vision of being unquestionably superior in its service delivery, at the same time creating prosperity for our clients, our staff and our stakeholders.

We subscribe to a sound set of values and are fully committed to the concept of transformation both within the division and in the wider community.

OUTLOOK

- Our continued focus on client service needs is likely further to improve our positioning in the market and provide us with topline revenue growth.
- We expect further reductions in our bad debts.
- The possible scenario of higher interest rates would have a beneficial impact on our margin.
- There are initiatives under way to streamline our cost base through the use of technology in the backoffice and credit environments.
- We plan to focus on our core values and culture as well as people development in 2002.





Operational review

Imperial Bank/Nedcor alliance

Highlights

- Solid growth in all areas in first year in the Nedcor stable.
- 40% advances growth – 70% and 67% in core businesses of motor and aviation finance respectively.
- Return on equity of 25,4%.
- Efficiency ratio of 40,4%.

Supplementary information

- Asset-based finance growth to R5,2 billion.
- Staff complement of 324.
- 36 500 accounts, of which 26 400 relate to retail motor finance.

Imperial Bank's first year in the Nedcor stable realised the goals envisaged at the time the alliance with Imperial Holdings was formed. The bank's quest for scope, reach and scale was satisfied as substantial business flows from the automotive and aviation industries were harnessed.

Imperial Bank achieved responsible asset growth in all its niche areas of operation. The number of passenger car loans granted more than doubled in 2001. Despite substantial business growth, high credit quality has been maintained, as evidenced by low overdues. Imperial Bank entrenched its leadership position in the general aviation market with advances in excess of R1 billion. Aviation assets are valued in hard currencies, which resulted in a significant strengthening in the security values of assets financed. The market for commercial property and development finance remained buoyant amid stable interest rates and relatively easy access to mortgage finance. The division also contributed strongly to non-interest revenues through service-related activities. The specialised finance area experienced good deal flows, especially from the transport and aviation industries, where our partner, Imperial Holdings, has a dominant position. Through a small team of specialists the bank achieved significant non-interest revenues.

Outlook

The outlook for the year ahead in all our markets is positive. Imperial Bank still occupies a relatively small position in the asset-based finance market and a rollout of our existing strategies presents us with opportunities to increase market share. In the motor finance area we have alliances with both the strongest and lesser industry players and we expect a continuation of high volume growth for the foreseeable future. Our General Aviation Finance Division and our specialised finance advisory services for larger aircraft operators have strong growth potential.

While economic conditions remain favourable, we shall continue to pursue lucrative opportunities in the property market. In addition, new areas of specialisation are being researched for the expansion of our product base.

Nedbank – Corporate Banking Division

Highlights

- Quality asset and non-interest revenue growth of 15%.
- Profit of R798 million, a growth of 24% – fifth consecutive year of annual profit growth greater than 20%.
- Return on equity of 19% on capital ratio of 12%.
- Excellent closure of structured deals.
- Capital increase of US$120 million for Nedcor Trade Services.
- Well-positioned in corporate-bond market, with six mandates in 2001.

Corporate Banking is a key component of Nedcor Bank, providing attractive business from a lending perspective, structuring and advisory income opportunities, and generating significant wholesale funding, treasury trading and transactional banking activities for the organisation.

The corporate market was challenging in 2001, with weak economic growth and low levels of capital investment. In addition, the structured-lending market was subject to the impact of the introduction of capital gains tax and clients adopting a cautious approach to tax-based structures.

Against this background Corporate Banking performed well to record R798 million in after-tax profits during 2001, a growth of 24%. This is the fifth consecutive year of annual growth greater than 20%.

This sustained growth over an extended period can be attributed to the well-established position of Nedbank in the corporate market and an experienced team totally committed to generating good-quality business in an intensely competitive market by building outstanding relationships with clients and satisfying their specialist banking requirements.

A most pleasing aspect of the 15% growth in assets was the significant proportion of term-structured deals that were concluded. These transactions were implemented for high-quality companies and assisted in maintaining our margin on client advances and in the strong growth in non-interest revenue.

The rapid growth in the corporate-bond and commercial-paper market has increased the level of sophistication of the market and, although this impacts on direct lending by the banking sector, it does facilitate fee-generating opportunities through arranging and placement services. The Corporate Banking Division has specialised financial expertise which, together with excellent client relationships and a strong bank balance sheet, has provided significant success. Mandates were awarded by Joshua Doore, Avis, Telkom, Imperial Holdings and other large corporates.

Our corporate and international foreign currency lending activities experienced good growth and, with the additional capitalisation of Nedcor Trade Services in Mauritius of US$120 million at attractive exchange rates, further growth is anticipated.

During the year the global trade activities were consolidated into a focused sales and product management business with the objective of providing clients with an integrated service of the highest quality. We are seeking to increase our market share in the corporate and commercial markets substantially.

The Custodial Services Division (with State Street Bank as our strategic partner) has had a very encouraging year, securing additional funds under administration in excess of R100 billion. Mandates were obtained from among others the Public Investment Commissioner, Den Danske Bank and State Street Bank, and we were appointed to manage the investment administration services of the Government Employees Pension Fund. The level of service provided to the market has been improved significantly and, as is confirmed by independent market surveys, Nedbank's standing in this market has been further enhanced.



Operational review

Major emphasis has been placed on broadening the custodial product base through new-product development, which will translate into enhanced revenue streams in 2002.

Outlook

Corporate Banking will build on the existing base of annuity income from term lending and transactional banking. The senior management team has been strengthened, with a number of highly qualified, experienced younger executives assuming greater levels of responsibility.

Our investment in technology such as the new credit risk management system (to be implemented in 2002) and in specialist skills, together with modern capital allocation, pricing and portfolio risk diversification products, supports our focus on quality corporate business yielding appropriate returns on economic capital.

We are confident of securing new deals in line with our market share in lending, as well as of increasing our penetration in the arranging of syndicated and capital market deals and transactional business to yield steady growth in fee income.



Nedbank – Treasury

Highlights

- **Funding and liquidity risks have been successfully managed to meet the significant growth in the balance sheet.**
- **Growth in trading profits was achieved in difficult market conditions.**
- **Technology usage has been instrumental in achieving operational excellence.**
- **The web-based NedTreasury channel, which currently offers dealing, money market and payments services, has been actively used by a rapidly increasing number of our clients.**

The migration to the new dealing room in Sandton was achieved with no disruption to client service. The new facility provides further opportunities for improved efficiency as greater integration of systems is achieved.

Efficiency ratios and error rates are continuously monitored and are consistently improving. Operational risk has been further reduced through the ongoing improvement of methodologies and an ever-increasing use of straight-through processing. Operational risk and policy oversight are controlled by an independent middle office. Competence in regulatory reporting, compliance, derivative accounting and management information services provides accurate and reliable information on these high-risk activities.

All processes have been documented to allow for activity-based costing, which is being used further to improve efficiency. Treasury Division has fully implemented effective risk management controls, policies and procedures on an intranet site that is updated on a daily basis.

Competition in the foreign exchange market has increased, with additional outsourcing companies and electronic channels coming into play. Market volatility and reduced liquidity have added substantially to an already difficult market. Treasury has identified key potential growth areas in providing alternative funding structures to clients, and is well-positioned to deliver a more extensive and sophisticated product suite.

Outlook

Treasury remains strongly positioned to provide an active, professional service to its clients in the interest rate, foreign exchange and derivatives markets, with further growth in both client business and trading profits anticipated. The growth of electronic channel offerings highlights the changing face of Treasury's business. A rapidly increasing number of our clients are now actively making use of the web-based NedTreasury channel for safe and seamless interaction with Treasury. This is a trend we anticipate will continue.

Nedbank – International

Highlights

London

- Successful completion of acquisition of Gerrard Private Bank.
- 22% net interest income growth.
- Net operating income growth of 16%.
- Net profit after tax growth of 5%.

Hong Kong

- The business of Nedcor Asia Limited was transferred to Nedcor Bank, Hong Kong branch, which was officially opened in September 2001.
- Non-interest revenue grew 84,7%.

Singapore

- Nedcor Bank, Singapore branch, commenced operations in October 2001.
- Total assets increased from US$50 million to US$68 million.
- Adverse regional conditions impacted on business results.

London branch

During the year money market and bond-trading activities were successfully built into our London branch's fastest growing business segment, generating an excellent 22% net interest income growth. Although net operating income grew by 16% to UK£3,1 million, the absence of tax-free provisions resulted in a relatively modest net profit after tax growth of 5% to UK£2,1 million.



Operational review

HONG KONG BRANCH

Despite tougher than expected business conditions, net profit of US$2,7 million was in line with the previous year (2000: US$2,8 million). Significant growth of 84,7% in non-interest revenue was achieved and further growth is planned through the diversification of income streams, in particular new insurance, forfaiting and loan fee business.

After absorbing retrenchment costs, growth in expenditure was contained at 9,6%.

SINGAPORE BRANCH

This branch commenced operations in early October with a specific focus on trade and structured trade finance. Other business segments being developed include private banking, in cooperation with Old Mutual and Gerrard Private Bank, and forfaiting, in conjunction with Nedbank London.

While adverse regional economic conditions impacted on business results for the three months of operation, based on a Singapore gdp forecast of 3,5% for 2002, the branch expects to achieve profitability from about mid-2002.

ASIAN REPRESENTATIVE OFFICES

Beijing

In association with a KwaZulu-Natal marketing initiative, our Beijing office is currently facilitating a number of direct-investment projects directly with China.



Taipei

Following approval for the registration of Old Mutual International's Elite Fund in Taiwan, good progress was made by our representative office in Taipei in the course of the year in promoting this offshore banking product.

The Taipei office currently provides a service to a number of Taiwanese high-net-worth investors who are currently clients of various South African Nedbank branches.

GERRARD PRIVATE BANK

HIGHLIGHTS

- **In conjunction with Old Mutual, Nedcor acquired Flemings Offshore Bank in March against strong peer-bidding pressure. Shareholding: 25,5% Old Mutual; 74,5% Nedcor.**
- **Fairbairn Trust Company, previously part of Old Mutual International, was included in the new entity as Old Mutual's contribution to the deal.**
- **The new entity was fully rebranded as Gerrard Private Bank in mid-October.**
- **Gerrard Private Bank has a balance sheet footing of approximately UK£600 million and assets under management of about UK£130 million. In addition, Fairbairn Trust Company has assets under administration of approximately UK£800 million.**
- **Gerrard Private Bank was awarded the Standard and Poor's prize for offering the best offshore fund and banking product.**

Our decision to acquire Flemings (rebranded Gerrard Private Bank) was driven by the strong business flows anticipated from the existing Old Mutual and Nedcor client base in South Africa.

The initiative will further strengthen the wider Old Mutual/ Nedcor bancassurance offering. We also anticipate that this close cooperation will drive synergistic benefits with Gerrard Limited in the United Kingdom.

Following the acquisition from JP Morgan Chase, we were pleased with better than expected account retention. Net income for the seven months ended 31 December 2001 amounted to R30 million from revenues of R106 million.

In the course of the year we undertook a full rebranding exercise, including the development of new marketing literature and communications to our existing client base. We are currently awaiting SA Reserve Bank approval for the establishment of a representative office in Johannesburg as well as section 52 approval for the acquisition of Fairbairn Trust Company, which is expected during January 2002.

Outlook

We expect business income to remain stable in the coming year, despite the expenses incurred in the rebranding process. In addition to the expected business flows from South Africa we are currently conducting investigations into the establishment of a representative presence in Asia.

Gerrard Private Bank will be offering a holistic wealth management service, utilising its award-winning product range and established infrastructure on the Isle of Man, Jersey and Guernsey.





Nedbank – Africa

Highlights

- **Profits up by 18,2%.**
- **Cost-to-income ratio of 39,7%.**
- **Good performance from operations in Namibia, Swaziland and Lesotho.**
- **Turnaround to profitability of HSBC Equator.**
- **Increased contributions by State Bank of Mauritius, SBM Nedbank International and Banque SBM Madagascar.**

Many African economies continue to suffer from excessive debt burdens, weak currencies, lack of foreign direct investment, high unemployment levels, inadequate growth in the gross national product, soft commodity markets in a declining world economy and political turmoil. Against this backdrop, our division is finding it ever-challenging to grow business volumes within an acceptable risk profile. Despite the difficulties of the external environment, after-tax profits increased by 18,2%, giving a return on equity of 30,9% and a cost-to-income ratio of 39,7%. This performance is due mainly to tight expense and risk management, our focus on key profit drivers and the further weakening of the South African rand. The serious political and economic turmoil in Zimbabwe contributed to a general lack of confidence in the region and resulted in continued downward pressure on the region's currencies. These circumstances led to a worsening of the return on our investment in Merchant Bank of Central Africa, although the bank is doing well in Zimbabwean dollar terms.

The banking operations in Namibia, Swaziland and Lesotho turned in good performances in small economies that did not show any significant economic growth.

Operational review

The investments in State Bank of Mauritius, SBM Nedbank International, Banque SBM Madagascar and a turnaround to profitability by HSBC Equator significantly enhanced the profitability of the division.

The Globus software system is now in place in Fincom Bank of Malawi, Nedbank Lesotho and Nedbank Swaziland. Efforts are ongoing to extract the value required for payback of this investment.

Outlook

The business environment in sub-Saharan Africa is likely to remain challenging in the immediate future. Our strategic focus remains the organic growth of our subsidiaries and associates, leveraging the benefits to be had from the installation of the Globus software system. In addition, a realignment of the Johannesburg-based business with Corporate Division should enable increased efficiencies and business volumes.



Nedbank – Property Services

Highlights

- Successful completion of new complex in Sandton.
- Migration of approximately 2 500 employees from 18 buildings in Johannesburg area.
- Upgrading and refurbishment of Nedcor Foreshore building in Cape Town to allow for efficient consolidation of business units around the Cape Peninsula.
- Staff rationalisation and outsourcing of facilities management and administrative functions to specialists.

In line with its strategy of owning and occupying our core business buildings, Property Services Division has continued with the disposal of non-core buildings. In the year under review nine such buildings were successfully disposed of and agreement was reached to dispose of a further 41 buildings, with transfer due to take place in the first quarter of 2002.

The sales have enabled equivalent downsizing in costs and staff. We have also undertaken additional initiatives to reduce costs by outsourcing facilities management and administrative functions. This has had the added benefit of optimising efficiency and service for tenants.

We continue to retain core expertise and management skills inhouse. In particular, skills specific to branch installations/space planning as well as external leasing needs are deemed strategic.

The management and disposal of properties in possession remained problematic owing to the cost associated with illegal squatting and vandalisation. With the payment of rates and taxes and the consumption costs of electricity and water being the responsibility of registered owners, sales and recoveries remain difficult. Until such time as these issues are addressed, the impact on the future financing of low-cost housing will be negative.

As sales of non-core buildings continue, we expect to see ongoing reductions in costs.

NEDBANK – PROPERTY FINANCE

HIGHLIGHTS

- **Book growth was significant due to some substantial disbursements on new deals.**
- **Interest margin was maintained despite reducing interest rates.**
- **Minimum bad debts were incurred and non-performing loans materially reduced.**

The above positive developments, together with the containment of expenses, resulted in the division producing excellent financial results, thereby contributing in excess of R30 million to the bank's net profit before tax.

OUTLOOK

The division consists of a skilled team with requisite property expertise and is able to add value meaningfully when delivering the required levels of service. As such the team is cautiously optimistic about the year ahead and will focus on:

- widening its client base through a continuation of its awareness programme;
- a further consolidation of the bank's property finance products within the division; and
- improved client service initiatives.

Key financial statistics

Asset growth	23%
Net interest income growth	54%
Net operating income growth	125%
Expense growth	4%
Net-profit-before-tax growth	437%

SUPPLEMENTARY INFORMATION

Number of staff	65
Branches	Gauteng, Durban, Port Elizabeth, Bloemfontein, Cape Town




Peoples Bank
Now you can

Peoples Bank operates with unique insight into the needs of its clients

The eighth-largest bank in South Africa, Peoples Bank brings a responsible and sustainable approach to the previously underbanked sector.

Operational review

Peoples Bank

Peoples Bank

HIGHLIGHTS

Strategic

- A business model built around our stakeholders:
  - Black economic empowerment shareholders for access to a greater client base;
  - Alliance partners for best-of-breed expertise and an expanded footprint;
  - Nedcor Bank Technology and Operations for technology and processing;
  - Nedbank Treasury for funding; and
  - Nedcor executive management for strategic and managerial support.
- Repositioned the brand and enhanced our social responsibility campaign.
- Completed the acquisition of FBC Fidelity Bank.
- Increased empowerment shareholding to 30% effective 1 January 2002.

Financial

- Assets of R7,9 billion.
- Profits after tax R195 million (up 126% from R86 million).
- Capital adequacy before introduction of fresh capital 21,8%.
- Growth in total retail microlending via alliances up 105% to R742 million.
- Affordable housing loans up 5,8% to R4,1 billion.

Key financial statistics

	2001	2000	% change
Total income (Rm)	883	529	67
Headline earnings (Rm)	195	86	128
Efficiency ratio (%)	60,8	72,6	

Peoples Bank Executive Committee



Lot Ndlovu
Chief Executive



Alan Mukoki
Head: Operations

Terry Lamont-Smith
Head: Finance and Risk

Wilfred Tshuma
Executive Assistant to the Chief Executive





Lindiwe Zikhali
Compliance Officer

Chris Mamabolo
Head: Technology, Process and Channels



Dumisani Ncala
Head: Human Resources

Jimmy Manyi
Head: Business Development and Marketing

Operational overview

The year saw the launch of a fresh marketing thrust into the entrepreneurial and emerging mass market. With assets of R7,9 billion Peoples Bank is now the eighth-largest South African-owned bank serving the retail market. This has been followed by the finalisation of the largest empowerment transaction ever in the banking sector. The total empowerment stake in Peoples Bank now stands at 30% (effective 1 January 2002).

Channels

Our channel strategy is to establish extensive and relevant points of presence cost-effectively. This resulted in a shift from full-service branches to an instore, onstore and electronic service centre (limited-service) channel. The number of conventional branches was increased from 75 at the beginning of the year to 81. Our alliance with the JD Group and Old Mutual Group Schemes introduced an additional 180 points of presence.

Operational review

Alliance management

We signed a number of commercial agreements with each of our black economic empowerment shareholders. These outline terms of reference with regard to remuneration structures for all the business introduced. The bank continued to work closely with Nedcor Bank's Technology and Operations Division and established good working relationships through dedicated account managers. The technology and process projects, such as the 'weekly paid debit order' project, completed in October 2001, and others that are still in progress, allowed Peoples Bank to penetrate the market further. We also continued to enjoy groupwide assistance through various relationship contact points, notably the Group Finance, Retail, Treasury and Management Services Divisions.

People management

Performance management training courses were conducted for most staffmembers. A new recognition process was aligned with the performance focus. The requirements of employment equity were exceeded in terms of race, but there remained more to do on gender and disability equity. Values were adopted, namely respect, integrity, passion and innovation (RIPI), and entrenched in our performance culture, where recognition was given for the reflection of those values.

Social responsibility

The year saw us supporting numerous initiatives and sponsorships to strengthen our commitment to and relationship with the community. Among the bank's sponsorships was the Peoples Bank Soccer Challenge, which brought top premier league teams to play in mini-tournaments that were accessible to all. Among our community initiatives, the Peoples Bank Family Centre and the Gift of Warmth campaign were our flagship projects.

Outlook

Looking ahead, we aim to become the dominant financial services provider in our chosen market – the lower to middle-income group and the previously underbanked. In particular, we anticipate continued growth in affordable homeloans, giving us an increased market share of the sector. We aim to achieve this by:

- expanding our reach and footprint through our alliances and agreements with JD Group, Old Mutual Group Schemes and empowerment shareholders, which will enable the bank to access nearly five million potential new clients. This will be accomplished through instore, onstore and electronic service channels in approximately 700 additional outlets across South Africa;
- exploiting the information-based strategy of our Lending Division to facilitate the responsible growth of our microlending book;
- introducing a transformed banking experience to our clients through our performance-linked values;
- effective credit assessment and greater focus on efficiencies; and
- supporting strong product-specific and mass client-pull campaigns.

Assets


1%
4%
28%
53%
4%
10%
Affordable homeloans
Microloans
SMMEs
FBC non-core
Statutory assets
Other

Operational review

Capital One/Peoples Bank alliance

Highlights

- 79 000 new accounts booked in 2001.
- Value of the total book grew by 105% to R742 million.
- New product and channel launches continued to fuel growth.
- Credit-scoring engine implemented.
- Risk profile continuously improved.

In 1999 Nedcor formed an alliance with Capital One in the microloans market to leverage their respective core competencies and achieve scope, reach and volume. Capital One is a leader in the US credit card industry, specialising in datamining, data warehousing and information-based penetration into new markets. In particular, it has successfully demonstrated this competitive advantage in subprime lending markets. The benefits of this strategy emerged strongly in 2001 as new accounts booked more than doubled the base number. This was fuelled by the launch of several innovative new products and channels, which allowed the alliance to capture share in fresh markets. In particular, the newly launched Peoples Bank points of presence in JD Group stores became a significant channel. Further momentum was gained through even closer cooperation with the Old Mutual salesforce. A new credit-scoring engine was implemented which, together with conservative credit-granting and dynamic provisioning policies, contributed to a sound lending book.

In general, the market remained buoyant, with a steady demand for microloans. However, the new Persal legislation did not lead to the widespread loan consolidation opportunities originally expected. Considerable care has been taken to ensure sustainable business growth within tightly defined and controlled risk parameters.

Outlook

With a solid foundation now firmly in place, the outlook for 2002 is very positive. Given the latest economic indicators, the possibility of a slowdown in the market has been factored into forecasts. However, significant growth is still expected, with expansion driven by enabling new products and infrastructure and enhanced distribution coverage. In accordance with Nedcor Bank's volume strategy it is anticipated that substantial unit cost reductions will be achieved. Capital One's unique credit-granting and provisioning competencies will continue to be leveraged going forward, enabling sustainable growth and an acceptable risk profile.

Nedcor/Old Mutual Group Schemes alliance

Highlights

- Over 12 000 bank accounts were opened for Old Mutual Group Schemes clients by 45 Peoples Bank sales staff based inside 33 Old Mutual Group Schemes' client service branches.
- Over 20 000 assurance policies were sold to individual Peoples Bank clients by 85 Old Mutual Group Schemes' advisers attached to 75 Peoples Bank branches.
- Over 49 000 credit life assurance policies were sold with Peoples Bank products.

The major objective of the alliance is to provide a one-stop, value-added financial service to the clients of both businesses and enhance cross-sales opportunities as a result.

This year Old Mutual Group Schemes further entrenched its presence within the Peoples Bank branches and its market.

The focus was on improving the quantity of sales by ensuring that the right-profile advisers were appointed to work with Peoples Bank sales staff. There was also a strong focus on improving the quality of sales, not only through the right-profile staff, but also through a thorough process of conducting a needs analysis and affordability check with each prospective client.

Peoples Bank spent the year establishing a formal presence inside Old Mutual Group Schemes' client service branches as well as signing agreements with the major civil-servant group schemes already established by Old Mutual. More than 12 000 new Peoples Bank accounts were sold through this channel. In addition, joint efforts are in place to establish specific products for each other's markets, including a joint long- and short-term savings offer.

Outlook

Greater penetration of each other's client bases will be achieved in the next year as we gain more experience in working together. Specific products such as funeral or life assurance cover for stokvels and burial societies will bring synergy to the efforts of each other's sales teams. There is also an opportunity to extend credit life assurance to other loan products offered by Peoples Bank.

Supplementary information

	Old Mutual Group Schemes	Peoples Bank
Number of staff attached to/ inside branches	85	45
Number of operational branches	55	80
Number of branches with presence*	33	75
Number of clients	800 000 – 900 000	800 000

** Staffmember from alliance partner attached to/inside branch.*

JD Group/Peoples Bank alliance (JDPBA)

Highlights

- **152 instore points of presence were established at minimal cost.**
- **Loan-related assets generated exceeded R94 million.**
- **Breakeven position was achieved during December 2001.**

The primary focus for 2001 revolved around the rollout of 152 Peoples Bank instore points of presence in selected Joshua Doore, Bradlows, Price 'n Pride and Russells stores. The instore channel initially distributed a single product (term-lending product, 12 to 36 months, amounts less that R10 000) that generated over R94 million of loan-related assets. The product range is currently being expanded and approximately 100 JDPBA sales staff have been trained to sell basic insurance products including funeral care, education and savings plans, which are sourced from Old Mutual. The instore channel has been complemented by extensive direct marketing activities, conducted in conjunction with the Capital One/Nedcor alliance. Credit granting and provisioning are outsourced to the Capital One/Nedcor alliance, ensuring that JDPBA capitalises fully on Capital One's unique competencies.

Outlook

While JDPBA will continue with the expansion of the instore footprint during 2002, a great deal of emphasis will be placed on achieving optimal sales volumes through the points of presence already established. The management team of JDPBA is currently exploring other cost-effective avenues to leverage the vast store network of JD Group in respect of the distribution of financial services and products.

Supplementary information

• Number of staff	165
• Number of clients	12 000

(Reflected in the books of the Capital One/Nedcor alliance)



World-leading Technology and Operations underpins all client service with seamless processing and fulfilment capabilities

Provides information and process technology plus operational support to the bank brands, alliances and clients.

Operational review

Technology and Operations

NEDCOR BANK

HIGHLIGHTS

- Globalisation – in its first international commercial transaction Technology and Operations (T&O) was selected to enter into detailed negotiations to become Swisscard's most appropriate card-processing partner.
- Financial performance – excellent cost containment contributed positively to improving Nedcor's cost-to-income ratio.
- Process culture – institutionalisation of our process culture was accelerated by:
  - the training of all 8 000 staff in process awareness;
  - the formal adoption of Carnegie Melon's* Software Engineering Institute's (SEI) capability maturity model (CMM) to support software and other process improvements; and
  - Application Services within IT receiving SEI-CMM level-3 accreditation, placing Nedcor within the top seven financial institutions in the world.
- Digitisation – delivery in new technology-related project work continued aggressively throughout the year, including commissioning a new state-of-the-art card-processing system, integrating new joint-venture partners within Nedcor systems and implementing significant Alpha branch automation productivity improvements.
- Nashua NedTel Cellular – NedTel Cellular commenced as a startup seven years ago and Nedcor sold its 37,28% shareholding for R225 million.

** Carnegie Melon, CMM and SEI are registered trademarks.*

Technology and Operations Executive Committee



Barry Hore
Managing Director:
Technology and Operations



Mike Jarvis
General Manager:
Architecture

John Cruickshank
General Manager:
Shared Services

Harry Wilson
General Manager:
Process

André Meyer
General Manager:
Information Technology





Len de Villiers
General Manager: Operations

Willie Scholtz
General Manager: Product,
Account and Programme
Management

Overview

In the year under review T&O continued to make excellent progress towards building a globally competitive entity. As T&O moved into the fifth year of the ongoing transformation of the division, we set ourselves ambitious targets and it is pleasing to report that we have delivered strongly against each of these.

Nedcor's international aspirations have been directed towards the global processing arena and one of the most significant and exciting achievements occurred in December when we were advised by Swisscard that Nedcor had been selected to enter into detailed negotiations to become its most appropriate processing partner.

T&O retained and assembled critical process, technology and account management skills, achieved high levels of operational performance, delivered aggressively on new project work and received worldclass ratings in a number of areas.

Financial performance

T&O's core costs increased by a credible 5% on last year and contributed positively to improving Nedcor's cost-to-income ratio. Investment in technology digitisation initiatives continued to be robust.

Process culture

Progress in institutionalising our process culture has been substantial and includes training all 8 000 staff in process awareness, completing end-to-end service delivery management with handoffs managed by service level agreements, and adopting the capability maturity model for software and other process improvement.

Operational review

T&O is implementing CMM framework and similar frameworks across all divisions. The CMM framework measures a company's process maturity as it moves through five levels, from ad hoc processes to a status of statistical process control.

We have consolidated our leadership position in eProcess and our progress in this field is considered leading-edge by international experts.

This process foundation has led to an improved service to Nedcor Bank in both operational support (IT and operations), where T&O has been able to assist the bank in the achievement of its goals despite tough market conditions, and in innovation, where there were significant project deliverables.

Information technology

During the year we continued to improve the scalability and reliability of our mainframe and server-processing capability. This is viewed positively against a backdrop of the increasing number and complexity of changes introduced into the environment. Benchmarks demonstrate worldclass performance levels.

Substantial progress has been made in servicing our newly acquired processing clients, namely Imperial Bank, Nashua Mobile and the other joint ventures. Earlier in the year Nedcor's new head office in Sandton was successfully commissioned with a state-of-the-art, worldclass technology infrastructure.

Digitisation

More than 100 projects were delivered in a year in which Pick 'n Pay, the JD Group and FBC Fidelity Bank were also integrated into the Nedcor environment. In our journey of digitising manual processes, delivery of these projects helped us to continue the momentum in moving up the e-process curve. The Alpha programme has expanded to over 60 projects and is delivering targeted on-the-ground operational productivity improvements in both costs and enhanced service.

Commercialisation

As the financial services industry begins to disaggregate, a number of opportunities in card-processing services presented themselves to T&O, initially in Europe. T&O's offering has evolved into a comprehensive end-to-end solution. A number of large international financial institutions visited T&O during the year to study our approach to card and financial services processing. Feedback from each was extremely positive, with most parties acknowledging our unique position in adopting a process approach.

Globalisation

Swisscard is one of the largest and most prestigious credit card companies in Switzerland. During December 2001 Nedcor was advised that it was the intention of Swisscard to enter into contractual negotiations for the provision of card-processing services by Nedcor Bank T&O.

Strategic technology investments

The past year was one of consolidation in the T&O strategic investments area, following a busy 2000. With a view to enhancing the group's processes, improving productivity and opening future channels Nedcor maintains its strategic intent to invest in specific technology organisations.

In pursuing our globalisation efforts we have been able to work with and leverage our investment partners to create the additional human and intellectual capacity, as well as innovative technology, required to support us both locally and internationally.

Learning organisation

As we advance as an organisation, we are channelling and internalising ideas and learning from both our local and offshore initiatives, which in turn will benefit all our stakeholders.

Nashua NedTel Cellular

During the year Nedcor's 37,28% shareholding in Nashua NedTel Cellular was sold for R225 million, of which R116,4 million was taken to headline earnings.

NedTel Cellular was one of our original startup technology initiatives and, as it matured, became one of the leading independent cellular service providers in the country. We are proud of the progress made and success achieved by Nashua NedTel Cellular.



Through successful relationships more support products for our clients have been developed

Cape of Good Hope Bank's success and understanding of its particular niche in property has led to an increased demand for more services and a wider branch network.

Operational review

Cape of Good Hope Bank

CAPE OF GOOD HOPE BANK
EST. 1831

HIGHLIGHTS

- Headline earnings up 21%.
- Non-interest income boosted by growth strategies and new e-business initiatives, up 33%.
- Quality, and consistent and controlled growth recognised by A1 credit rating.
- Advances top R5 billion for first time.
- Efficiency ratio reduced to 37,3%.
- Return on equity 23,6% off greater capital base.
- Return on assets increased to 1,7%.
- Net income before tax per employee increased to R353 000.

Key financial statistics

	2001	2000	% change
Total income (Rm)	248	216	15
Headline earnings (Rm)	95	79	21
Efficiency ratio (%)	37,3	39,4	

Cape of Good Hope Bank Executive Committee



Chris Vietri ▷
Chief Operating Officer

Mike Thompson
Chief Executive

Pieter Raubenheimer
Executive Director: Treasury and Investments

Michael Walters
Deputy General Manager: Human Resources

Shirley Ridler
Chief Financial Officer
▽





◁ **Peter Smith**
General Manager: Lending

Gus Thompson
Executive Director: Key Client Management and Property Partnerships

Gerda Duprez
General Manager: Credit Risk Management

Overview

New strategies targeting enhanced profit performance through further controlled quality asset growth, non-margin income improvement and careful operating expense management were implemented during the period under review. These produced another year of solid performance.

Our profit after tax from direct operations and before associate income increased by 24% to R82 million. There was a significant contribution from non-interest revenue, and average asset growth of 19% year-on-year was achieved. Expense and provision ratios were reduced.

At R13 million there was a marginal increase in associate income. In a difficult property market characterised by oversupply Catalyst Holdings (Pty) Limited, in which the bank has a 30% interest, recorded a 12,3% increase in after-tax profit to R33 million. Western Cape Property Company Limited (WesCape), in which we have a 20% interest, reported a decline in taxed profit to R14 million after budgeted sales in the development market did not materialise. As a result, our income attributable to shareholders increased by 21% to R95 million.

Operational review

Our sound operating formula and ability to produce consistent growth in the face of demanding and volatile conditions were recognised by an upgrade of our credit rating to A1 by the Fitch international rating agency. The rating provided a welcome impetus, stimulating business in our traditional Western Cape niche market and in the growing Gauteng market.

Supported by a highly experienced team, our Gauteng operation continued to make inroads into commercial property and corporate asset-based lending. In addition, our strategic move into securitisation of asset-based finance has been well-received. These initiatives, together with encouraging penetration of the corporate market by the Johannesburg treasury team, resulted in Gauteng contributing some 25% of new business. Overall, advances exceeded R5 billion for the first time.

As a further step in our drive for greater non-margin income the bank established the infrastructure for a treasury trading capability that will come into full operation in 2002. The focus on property partnerships as a fundamental pillar in the development of non-margin income provided further momentum to growth.

One of these partnerships involved Longbeach Mall, a R170 million shopping centre that opened in April in Sun Valley in the south of the Cape Peninsula. The centre, our largest property development to date, attracted excellent support from national chains as tenants, and the year was ended with a rousing December trading performance. 50% of our interest in the centre was sold to Richway Retail Properties Limited during the year.

Longbeach Mall was also the location for the first of the bank's state-of-the-art investment centres. The conversion of branches into bright and welcoming investment centres is part of our strategy to grow the bank's presence and improve service levels to clients. In line with the strategy and the drive to contain expenses, two city centre branches were combined following a marked shift in client business patterns.

The increase in operating expenses was contained at 8,5%, reflecting the efficiencies gained through the reshaping of the business, the realignment of responsibilities and especially the commitment of our staff. Their professional approach and thorough application of risk management procedures ensured our position as having one of the lowest provision ratios among our peers.

Outlook

While cautiously optimistic, our outlook for the year ahead is tempered by a regard for a number of issues. These include concerns over developments in Zimbabwe, the continued fallout from the weakening of the rand, as well as lower levels of consumer and business confidence.

With prospects for economic growth in South Africa subdued, we are nonetheless confident of a realistic increase in advances and of a further significant improvement in non-margin income from property partnerships and treasury trading. The potential for the bank's services and innovative products in Gauteng continues to be encouraging, and our preeminent position in our niche market in the Western Cape represents a solid foundation for further growth. Barring any marked deterioration in the operating environment, our proven growth strategies and continued drive for lower costs are expected to yield another year of enhanced performance.

The contribution to associate income from Catalyst Holdings holds more potential, with Catalyst Property Asset Managers having shown excellent growth in 2001 with its appointment as asset managers for Bonatla Property Holdings Limited and Shops for Africa Limited. The acquisition of Domayne Property Solutions in October 2001 will have a positive impact in 2002. It is anticipated that two new financial products will be material contributors to Catalyst's profits. These are a commercial mortgage securitisation and Leverage, which is a bare dominium fund. Following an offer to minorities in WesCape by Catalyst the listing of WesCape shares on the JSE Securities Exchange South Africa was terminated on 21 December 2001. The bank has retained its interest in WesCape, which is also expected to contribute positively.



Adding value beyond finance to benefit entrepreneurial clients

Nedcor Investment Bank provides a broad range of exceptional expertise locally and internationally, while utilising its well-established joint ventures.

Operational review

Nedcor Investment Bank

NEDCOR
INVESTMENT BANK

HIGHLIGHTS

- Bedding down of the merger of the South African operations of Franklin Templeton Inc and NIB Asset Management. Completion of the transfer of related support systems to FinSource (Pty) Limited in which NIB has a 20% stake.
- Fusion of local and international multimanager businesses under a new single brand – NIB*i*.
- Extension of treasury presence offshore.
- Launch of new empowerment asset management initiative.
- Migration towards funds-based participation in the private-equity investment area.
- Reduction in properties in possession from R437 million to R301 million.
- Investigation into various acquisition opportunities, with preliminary discussions with a number of potential joint-venture partners.
- Supplementing of risk management systems by daily third-party verification of treasury risk positions.

Key financial statistics

	2001	2000	% change
Total income (Rm)	1 362	1 182	15
Headline earnings* (Rm)	624	518	21
Efficiency ratio (%)	32,6	35,4	

** Contribution to Nedcor Limited net of minorities.*

Nedcor Investment Bank Executive Committee



Izak Botha
Chief Executive

Michael Katz
Chairman

Miles Divett
Senior Vice-president: Group Taxation

Werner Behrens
Senior Legal Adviser: Corporate Legal

Julian Eisenhammer
General Manager: Group Finance





Rob Shuter
Joint Head: Corporate Finance

Adie du Plessis
Divisional Head: Structured and Project Finance

Coenraad Jonker
Chief Executive: ENF



Heini Kellerman
Senior Vice-president: Capital and International Account

Frank Berkeley
Divisional Director: Property

Dave Macready
Divisional Director: NIB*i* and International Asset Management



René van Wyk
Executive Director: Risk

Peter Lane
Executive Director: Treasury



Willy Ross
Executive Director: Corporate

John Bestbier
Executive Director: Strategic Alliances

Operational review

Overview

Our strategic focus on diversifying income streams and the continued growth of foreign operations shielded us from the severe market volatility over the second half of the year and contributed to a strong financial performance.

The return on average equity achieved was 23,1% (2000: 23,4%). Expenses were well-contained and operating margins continued to strengthen, resulting in an efficiency ratio of 32,6% (2000: 35,4%). Offshore earnings continued to deliver good returns, increasing to 46,2% of total earnings (2000: 39,3%), while local operations had another year of solid performance.

It is pleasing that we have grown assets by R5,0 billion to R30,2 billion and net income by R176 million to R1,323 billion. As expected, there was underlying volatility in the profile of our income and assets, notably driven by treasury activities, which generated significant non-interest revenue and altered the profile of our assets. Although advances in our Property and Structured Finance Divisions grew by 15% and 16% respectively, our net advances grew by only R531 million, mainly attributable to reductions in the size of Treasury's trading book.

Further progress was made in achieving closer cooperation, where appropriate, between Corporate Finance and Edward Nathan Friedland (ENF), with a number of joint mandates received. Treasury and Structured and Project Finance achieved excellent results and Capital Account performed strongly again.

Outlook

We expect continued growth in business flows from the significantly strengthened Corporate Finance team and from all areas of Structured Finance, where product development initiatives are ongoing. We continue to focus on achieving geared returns from our strategic alliances, with particular emphasis on the asset management operations.

Internationally, we expect our recently established treasury presence in London to add additional functionality to our cross-border operations, and to bolster our international hard-currency earnings capacity over time.

The liquidity of our share remains a primary concern and initiatives are currently being addressed to resolve this.

Financial statistics

Headline earnings up 21% to R743 million
Headline earnings per share up 20%
Return on average equity 23%
Offshore earnings 46% of total earnings



Corporate wellbeing and responsibility

Human resources

Highlights

- The business partner structure was introduced to maximise synergies with the Nedcor business model.
- The Human Resources Governance Unit was established to ensure reputational and regulatory compliance.
- Nedcor was the only bank, and the largest organisation, to be selected by the Department of Labour to participate in the Investors in People Standard Pilot Programme. The Investors in People Standard is the only international standard on people development in the world.
- Nedcor was registered as a Provider of Education, Training and Development with the Bank Sector Education Training Authority Education and Training Quality Assurer.
- Nedcor's Recognition Programme was enhanced to cater for the unique requirements of each division.
- Nedcor was the first company to commit to the Training Outside Public Practice (TOPP) programme and was registered as an Approved Training Organisation (ATO) in 1997. Thirteen of the 16 students registered during 2001 completed the Associate General Accountant (AGA) qualification towards attaining their CA(SA).
- For the second year in succession Nedcor was voted among the top ten best companies to work for in South Africa in the prestigious Employer of Choice survey, conducted by Deloitte & Touche Human Capital Corporation.
- A Human Resources Council was established to ensure groupwide adherence to strategic initiatives, monitoring of human resources risks and transformation.
- Nedcor was the first bank to register Workplace Assessors and Learners with the Bank Sector Education Training Authority.

Operational review

Human Resources aligned its strategies closer with Nedcor's business to facilitate synergies across the group in respect of governance, transformation, education, training and development, and risk. Similarly, we focused on remuneration and staff benefits, assessments, employee relations, recruitment, performance and competency-based management.

As part of our ongoing commitment to employment equity the Employment Equity Forum and National Employment Equity Forum were established to focus on initiatives that ensure compliance with the requirements of the Employment Equity and Skills Development Acts.

The Education and Learning Faculty Board was established to advance our commitment to education and ensure its continued position on the corporate agenda.

Nedcor recognised the seriousness of HIV/Aids and the concomitant impact on the workplace, social and economic life of employees. Nedcor is therefore committed to addressing HIV/Aids in a positive, supportive and non-discriminatory manner. Management guidelines were amended to assist management and employees in dealing with HIV/Aids in the workplace and balancing the needs of HIV-positive employees with the legitimate needs of the company. The Nedcor Foundation was also involved in a number of HIV/Aids projects in the community.

The Human Resources Equity (HRE) Index was again used as a measurement tool to assess the achievement of key areas of transformation and employment equity. The index encourages business units to measure the achievement of affirmative action targets, training and development, staff retention, performance management as well as living the company and divisional values. Up to 25% of managerial performance bonuses is currently at stake in the event of non-achievement. Any savings from non-achievement are placed in a central HRE Index fund, which is used for the accelerated development of staff from designated groups.

Outlook

In the coming year Human Resources plans to concentrate on ensuring the continued wellbeing of and support for our employees in accomplishing their personal and business objectives. Transformation will continue to be an important part of our focus as we move towards a diverse and accomplished workforce that not only complies with legislation, but also raises our competitiveness. Special attention will be paid to aligning group values with those of business units, the refinement of leadership competencies and staff retention.

SUPPLEMENTARY STATISTICAL INFORMATION

Education Assistance Fund/Study Grant Scheme

The objectives of the Nedcor Education Assistance Fund and the Study Grant Scheme are to assist financially our permanent staffmembers and pensioners with the education of their children – from daycare to tertiary education.

During 2001 the Education Assistance Fund paid out R2 820 969 to 2 564 employees in respect of school fees for 4 412 children. An amount of R2 877 817 was paid out in study grants (tertiary education) to 312 employees in respect of 420 applications. In addition to our efforts in supporting our staff, the Nedcor Foundation is also involved in a number of educational projects in the broader community.

Nedcor Bursary Scheme for Employees

Nedcor is committed to offering its employees the opportunity to further their qualifications through a bursary scheme offered for approved qualifications. During the period January to December 2001 an amount of R2 953 640 was paid to various institutions in respect of 2 045 employees.

Central Training, Education and Development

Central Training, Education and Development provided 3 175 courses during 2001, attended by 30 035 delegates. This compares with 2 459 courses attended by 22 746 delegates in 2000, an increase of 29% in courses and 32% in delegates.

NEDCOR GROUP – STAFF DEMOGRAPHICS

(Refer to table below.)

The total black (black generic) management representation for Nedcor was 21% as at December 2001. According to the Department of Labour the number of black managers reported by the banking sector as per the Employment Equity Report for 2001 was 12% of the overall management complement.

Nedcor's total female management representation was 37,6% as at December 2001. The Department of Labour figures for female managers in the banking sector is 28% as per December 2001.

There were 2 509 terminations during 2001 (13,08% turnover), compared with 2 211 in 2000 (11,8% turnover).

NEDCOR FOUNDATION

ABOUT THE FOUNDATION

In line with the Nedcor Group's commitment to sustainable good corporate governance principles our corporate social investment arm, the Nedcor Foundation, applies those same principles in choosing the projects it supports. In recognising that business has a vested interest in the future prosperity and growth of South Africa, we regard social investment as a vital and integral part of our business strategy. Through an annual contribution linked to earnings (about

STAFF DEMOGRAPHICS AS AT 31 DECEMBER 2001

	African	Coloured	Indian	White	Total	Male	Female	Total
Domestic	3 873 (20,9%)	3 077 (16,6%)	2 315 (12,5%)	9 250 (50,0%)	18 515	6 592 (35,6%)	11 923 (64,4%)	18 515
Add: Offshore								663
Total staff								**19 178**

Corporate wellbeing and responsibility

R40 million this year alone) the foundation focuses its attentions on the key areas of education, business and leadership development, conservation and the environment, primary healthcare and poverty relief, as well as on combating the effects of HIV/Aids.

Overview

Training and education

No amount of social investment or training can fulfil the need for human dignity unless the results ultimately mean employment and income for individuals and their communities. This tenet has led us to become involved in innovative training programmes that reach those often left out of the economic loop – the blind, the disabled, the unemployed. Programmes supported are those that create centres of excellence to enable the empowerment and enhancement of opportunities for the least well-off.

This year high levels of support have been given to educational projects, with strong emphasis on literacy, maths, science and technology training. Examples of programmes that enjoy foundation support include the Read Educational Trust, Project Literacy and the SA Students Volunteer Organisation. The foundation also works through selected university and technikon projects to help to realise the foundation's vision of reinforcing self-confidence, based on solid value systems and skills development among young people.

Leadership development

Leadership development and recognition of emerging talent constitute an important part of our brief. So it was that the foundation played a supportive role in the startup of organisations such as the Black Management Forum, the Black Business Council and the Black Economic Empowerment Commission. Then there has been foundation backing for programmes such as the South African Graduate Development Association.

Empowerment of women

Nedcor, through the foundation, is also involved in reversing the often marginalised status of women in our society. The projects we support strive for measurable impact. Among many others, the KwaZulu-Natal Siyazisiza project focuses on getting sustainable small-scale industry off the ground in places where formal-sector employment is little more than a pipe dream.

Youth development

We are strong advocates of self-help and to this end seek to support those projects that encourage independence and entrepreneurship. The results may be measurable only in macroterms in years from now. This is why the foundation spends much of its efforts and resources on projects that directly benefit young people.

Rural development

While the group's activities are by their nature urban-based, we do not overlook the needs of rural-based communities. The foundation recognises that many economic and social problems found in urban areas are imported from rural communities. Our work in rural areas is therefore premised on the recognition that the needs of communities cannot be addressed in isolation, but rather in the context of interdependent entities.

The environment

In educating young people in wildlife conservation and tourism, it is our aim to link job creation to the continued protection and viability of our natural environment. Part of the foundation's support for environmental issues extends to preserving actively and learning more about South Africa's rich heritage. We also support projects that promote conservation of our natural resources and palaeoanthropological research.

Health – HIV/Aids

Our approach to the challenge of HIV/Aids extends beyond awareness campaigns to the provision of vital structures to deal with the consequences of this health issue. This approach sees the foundation involved in providing assistance to organisations and projects that provide direct help to its many victims. These include the HIV/Aids orphans and the many families now headed by children. We also provide skills training to HIV-positive South Africans to enable them to earn a living.

Outlook

The Nedcor Foundation recognises that there can be no normal socio-economic environment in this country while poverty remains so pervasive. In response we shall continue to focus on measurable interventions that have a meaningful impact on society's most marginalised communities. In particular our focus will be on projects that directly benefit women, young people, the disabled and the aged.

We are aware of our responsibility as a corporate citizen and so work towards sustainable social and economic transformation in South Africa. In this respect we shall continue our initiatives to assist unemployed South Africans in entering the job market. Education and, in particular, projects that support literacy will remain a priority.

The impact of HIV/Aids on our society remains one of our country's greatest challenges and the foundation will continue in its efforts to provide assistance and structures to assist its many victims.

Procurement

In line with Nedcor's policy of assisting emerging entrepreneurs we procured products and services totalling R67 million during the year under review.

Nedbank's lifestyle programme

In a revitalisation of Nedbank's pioneering affinities programme, Nedbank Arts, Green and Sport made their debut in May 2001.

The new programme extends the traditional philanthropic client-bank partnerships, supporting The Green Trust, The Arts and Culture Trust and The Sports Trust to include a number of value-added rewards that embrace both clients and the trusts. These trusts were established by Nedbank and have proved to be a worldclass model for sustainable funding.

From a marketing perspective the words 'arts', 'green' and 'sport' clarify the offerings in the minds of the consumer, and further entrench the image of Nedbank as a socially aware, caring institution.

Access to a Nedbank Arts, Nedbank Green or Nedbank Sport product option creates a differential, generates interest and, most importantly, forges an emotional link with the bank. Ultimately, it is about attracting and maintaining client loyalty.

From a philanthropic perspective the Nedbank Arts, Green and Sport programmes afford our clients the chance of donating funds without expending time or effort and at no or little cost to them, as Nedbank does this on their behalf. These funds are used to support a range of community-based projects that aim to make a real and tangible difference to the physical, cultural and spiritual wellbeing of our South African stakeholders.

Use of the Nedbank Arts, Green and Sport banking products funds the trusts in three ways: a percentage of annual turnover on credit cards is donated to the respective trust, at no cost to the client, so that the more the client spends, the more the trust benefits; part of the cost of every cheque book is paid directly to the trust by Nedbank; and an amount is donated on behalf of the client for every new savings account opened.

The power of the collective is also not to be underestimated. Nedbank, through its unique Arts, Green and Sport programme, has donated over R60 million to The Sports Trust, The Green Trust and The Arts and Culture Trust since their inception.



Corporate governance and accountability

Corporate governance structure


Various human resources risk monitoring bodies at subsidiary company level
Subsidiary companies audit committees
Group Remuneration Committee
Internal Control Risk Monitoring Committee
Strategic Innovation Management Committee
Sovereign and Country Risk Committee
Group Internal Audit
Subsidiary companies boards of directors
Group Compliance
Nedcor Board of Directors
Credit Risk Management Committee (CRAM), Commercial, Retail, Corporate, non-SA and group company CROMs
External auditors
Nedcor Audit Committee
Group Credit Risk Monitoring Committee
Accounting Standards Committee
Group Finance Committee
Chairman's Committee
Group ALCO and subsidiary company ALCOs
Nedcor and group company EXCOs
Reporting line to various boards

Corporate governance is the ethical framework of our business philosophy. This is evidenced throughout the group where integrity, professionalism and corporate citizenship are entrenched values.

Under the stewardship of the board an open governance process is managed, through which shareholders may derive assurance that the group is being managed in an ethical and disciplined manner according to prudently determined risk parameters built on the principles of transparency, accountability, responsibility and fairness. Our corporate governance principles take account of our other primary stakeholders and their legitimate interests in and expectations of the affairs and performance of the Nedcor Group. Emphasis is placed on the relevant, qualitative aspects of corporate governance in identifying opportunities for improvements to the economy, environment, health and education, as well as on the effectiveness and efficiency of governance systems across the group.

An appropriate organisational structure is in place to provide practical guidance on minimum standards expected at all levels of the organisation, with appropriately defined delegations of authority and responsibilities.

The board considers that Nedcor and its principal subsidiaries comply substantially with the King Report on Corporate Governance and the accompanying Code of Corporate Practices and Conduct issued in 1994, as well as with the additional requirements for corporate governance set out in the listing requirements of the JSE Securities Exchange South Africa.

The board has taken note of the recommendations set out in the draft King Report on Corporate Governance 2001 (King II) released for public comment last year. In the interests of adherence to the highest standards of best practice a number of steps have already been implemented and others are in the process of being implemented.

BOARD OF DIRECTORS

Role and composition

Nedcor has a unitary board comprising 21 directors. Of these six are considered independent non-executive, while seven are non-executive and eight are executive directors. Their details appear on pages 144 and 145, and they are identified on page 71 according to the aforementioned categories. The directors come from diverse backgrounds and bring to the board a wide range of experience in commerce, industry and banking. The strong independent composition of the board provides for independent and objective judgement in the decision process and ensures that no one individual has unfettered powers of decision and authority.

The selection and appointment of directors to the boards of Nedcor and its principal subsidiaries are the responsibilities of the Nedcor Board. A nomination committee was established, as recommended under King II, as part of the Group Remuneration Committee to assist the board in this process. Emphasis is placed on achieving the balance of skills, experience, and professional and industry knowledge necessary to meet the group's strategic objectives. New directors may hold office only until the next annual general meeting, at which they are required to retire and to stand for reelection, while all directors are subject to retirement by rotation and reelection by shareholders at least once every three years.

In general, directors are given no fixed term of appointment, while executive directors are subject to short-term notice periods. An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70. Reappointment of non-executive directors is not automatic.

The Nedcor Board is responsible to the shareholders for setting the direction of the group through defined strategic objectives and key policies, which are articulated through a formal process to the applicable levels of the organisation. Stringent investment and performance criteria are determined and defined by the board. These are regularly monitored through business plan reviews, key operational and management performance indicators, economic policies and trends, annual budgets and major capital expenditure programmes, significant acquisitions, disposals and other transactions, as well as criteria important to Nedcor's relations with its primary stakeholders and its reputation and

Corporate governance and accountability

conduct as a good corporate citizen. This is supported by a schedule of matters reserved for the board to ensure that the directors maintain full and effective control over significant strategic, financial, organisational and compliance matters.

The board is accountable to Nedcor's shareholders for exercising leadership, enterprise, integrity and judgement in directing the organisation to achieve continuing prosperity for the Nedcor Group by obtaining the necessary balance between entrepreneurial enterprise, for which Nedcor has established an enviable reputation, and conformance with legislation, regulation and increasingly stringent governance practices.

Chairman and Chief Executive

The roles of Chairman and Chief Executive are separate. The board is led by the Chairman, Chris Liebenberg, and the executive management of the group is the responsibility of the Chief Executive, Richard Laubscher.

The Chairman has greater involvement in the group than the other non-executive directors. In the opinion of the board this level of involvement is considered necessary for the effective running of the board, but does not constitute the exercise of executive powers. The Chairman, in particular, plays a leading role in defining corporate governance requirements for the Nedcor Group.

Peter Joubert was appointed Deputy Chairman on 17 January 2001 and effectively fulfils the role of lead non-executive director in line with international best practice, as is also recommended in King II.

Company Secretary

All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that board procedures and applicable rules and regulations are fully observed. The removal of the Company Secretary would be a matter for the board as a whole. Moreover, the board has agreed and established a procedure in furtherance of its duties whereby directors may obtain independent professional advice at the expense of the company.

Board meetings

In 2001 the board met seven times. It is policy for the board to meet frequently, and a formal schedule of matters is required to be submitted to the board on the basis of an annual work plan. Additional or other matters of significance to Nedcor and the group are required to be brought to the board's attention timeously and in a number of instances this has required the board to convene outside the scheduled plan of meetings.

To enable the board to function effectively all directors have full and timely access to all information that may be relevant to the proper discharge of their duties and obligations. Directors are expected to be properly versed in the matters scheduled for each board meeting by the timeous dissemination of detailed meeting papers and other supporting documentation. The Chairman and executive directors are also available to brief directors more fully on issues in advance of forthcoming board meetings, while non-executive directors are able to make further enquiries, as appropriate, both within the group and from external professional sources in prior consultation with the Chairman. Non-executive directors are entitled to add items to the agenda.

The continuous improvement in the quality and timely dissemination of information is an important element of the board's governance programme. Communications with the board between meetings are identified as essential in ensuring that the directors, particularly the non-executive directors, are kept fully briefed as far as is practicable on developments considered material in their appreciation of the affairs of Nedcor and their duties and responsibilities as directors of Nedcor. This includes information such as corporate announcements and investor communications, and any developments that may have taken place in the public arena and may impact on Nedcor or its operations.

Included as part of the matters that comprise formal business at board meetings are comprehensive reports comparing the performance of Nedcor by each of its principal operating ratios against the performance of its peer groups. Investment reports regarding the Nedcor Group and the banking industry generally are also provided to the board, with accompanying explanations, where appropriate.

Director development and board evaluation

All non-executive directors, on appointment, are appropriately familiarised with the operations of the group, senior management and the business environment and, where relevant, inducted in terms of their fiduciary duties and responsibilities as well as matters specific to the Nedcor Board. New directors, where relevant, are provided with appropriate training in their duties and responsibilities.

Briefing of the board takes place on a regular basis to ensure that members are familiarised with local and international developments and the impact of each on them individually and collectively.

Consistent with global corporate governance best practice, the board has formalised an appraisal process to review its performance in meeting its key responsibilities. The purpose of the review is to identify any areas of concern or weakness with a view to continually improving the effectiveness and functioning of the board so that it remains focused in providing a value-added direction to Nedcor and the group. This evaluation covers the operation of the board, the adequacy of information provided to directors, board structure, agenda planning for board meetings, effectiveness of the Chairman in running board meetings and the quality of detail presented at board meetings by management, strategic issues and board processes.

The evaluation has been developed in consultation with external advisers and its completion by each director is collated with the assistance of the Company Secretary, and reviewed by the Chairman and Deputy Chairman. The benefits of the board evaluation, initiated in 2000, are already apparent and has had a positive response among the directors on the Nedcor Board. This process is continuously refined on an annual basis, and its application at board level in each of the principal subsidiaries is under consideration.

An innovation arising from the evaluation has been the initiation of the development of a Charter of Expectations for Directors, which defines with clarity board responsibilities and key attributes expected of directors appointed to the Nedcor Board.

Succession planning

Considerable emphasis is placed on succession planning at executive and senior management level by the board. Detailed and intensive planning is conducted through the Chairman's office in consultation with the Group Remuneration Committee.

The Chief Executive is required to report regularly to the board on the group's management development and employment equity programmes.

BOARD COMMITTEES

To assist the board in the discharge of its duties and responsibilities a number of board committees have been established, some of which have been in existence for a considerable time. The relevance of certain committees is reviewed from time to time. This may result in their activities ceasing or being restructured to address prevailing priorities more effectively or in new committees, more relevant to current circumstances, being established. This ensures that the board derives the maximum benefit from the specialised contributions obtained from such committees as well as optimising the use of non-executive director time on these committees.





Corporate governance and accountability

All committees have formal written terms of reference that were reviewed and revised in the past year to maintain their currency in respect of defined board priorities.

Three principal committees serve the board, namely the Chairman's Committee, Group Audit Committee and Group Remuneration Committee, on which sit individuals with the requisite skills commensurate with each committee's objectives and scope of activity. Non-executive directors have been assigned to all these committees. Other committees important to the effective operation of the Nedcor Board have also been established and report to the board through the Group Audit Committee.

Chairman's Committee

This committee comprises non-executive and executive directors and has no decisionmaking powers, unless authorised on an ad hoc basis, but conveys its evaluations and/or recommendations to the board. The functions of the committee are as follows:

- Considering and evaluating issues of fundamental strategic importance to the Nedcor Group that are beyond the scope of the specific authorities mandated to the other board committees.
- Acting as a sounding board for issues proposed by management that are material to the group's strategies and objectives.
- Guiding and assisting the board on developments in corporate governance, as well as monitoring existing practices and procedures.

The committee meets quarterly, preferably on the day preceding a board meeting, with additional meetings convened as necessary. This committee met four times in 2001.

The composition of the committee is Messrs CF Liebenberg (Chairman), BJS Hore, PG Joubert, RCM Laubscher, MJ Leeming, MJ Levett, ME Mkwanazi, SG Morris, DGS Muller, AA Routledge and Prof MM Katz.

Group Remuneration Committee

The committee was restructured in the course of the past year to assure the independence of its decision processes. During 2001 JB Magwaza, an independent non-executive director, was appointed as Chairman. The committee was formerly chaired by the Chairman of the Nedcor Board, who remains on the committee. The committee now comprises only non-executive directors, and the Chief Executive attends its meetings as an invitee, except in instances where his own remuneration is considered.

During the year an independent remuneration consultant was also appointed to advise members of the committee.

The committee's primary objective is to ensure that the right calibre of executive and senior management is attracted, retained, motivated and rewarded appropriately for individual performance and contribution to the performance of the group.

It specifically addresses the following:

- Remuneration mix in balancing short-term, long-term and guaranteed remuneration.
- Annual review of remuneration of executive directors and senior management.
- Design and implementation of incentive schemes, including the share option scheme, and bonus allocations.
- Proposals regarding non-executive directors' remuneration.
- Executive succession planning.
- Major decisions taken by the Remuneration Committee of listed subsidiary Nedcor Investment Bank Holdings Limited.
- Functions of a nomination committee.

Committee members also function as trustees of the Nedcor Group (1994) Employee Share Purchase Trust.

A detailed remuneration report providing full particulars of the Nedcor Group's remuneration philosophy and details regarding directors' remuneration, is contained on pages 72 to 75.

The committee meets as often as required, or necessary, and met six times in 2001.

The composition of the committee is Messrs JB Magwaza (Chairman), PG Joubert, CF Liebenberg, JVF Roberts and Dr WP Venter.

Group Audit Committee

This committee is chaired by Peter Joubert, a non-executive director and Deputy Chairman of the board. The committee comprises solely non-executive directors of Nedcor who are predominantly independent non-executives, including Johannes Hamman who is a non-executive director of wholly owned subsidiary Cape of Good Hope Bank Limited and Chairman of its Audit Committee.

The Chairman, Chief Executive, executive directors and other members of senior management responsible for finance, operational risk, technology, internal audit and compliance attend meetings as required. Representatives of the respective firms of external auditors are in attendance at all meetings.

The committee's primary objective is to provide the board with additional assurance regarding the efficacy and reliability of the financial and risk information used by the directors and to assist them in the discharge of their duties.

The committee has to satisfy the board that adequate and appropriate financial and operating controls are in place, that significant credit, market, reputational, financial and other operational risks have been identified and are being managed, and that appropriate standards of governance, reporting and compliance are in operation at all levels of the organisation. The process also involves a review by the committee of significant issues raised in the audit committees of the principal subsidiaries so that a completely integrated approach is followed by the entire group with regard to matters of internal controls, reporting, risk monitoring and management, and related issues.

The Audit Committee Charter is reviewed annually and mandates the following primary tasks:

- Coordinating, reviewing, monitoring and guiding the activities of subsidiary audit committees to assure adherence to risk management procedures and the parameters laid down by the Nedcor Board.
- Evaluating group internal control, group compliance and group information systems with regard to their adequacy and efficiency.
- Evaluating and monitoring corporate governance and codes of conduct within the group.
- Reviewing external and internal audit plans and their integration and relationship to risk management to constitute a direct independent point of control for both group internal audit and the external auditors.
- Making recommendations to the board on the selection of external auditors, evaluating their performance and independence, and approving the annual audit fees for board ratification.
- Promoting enhanced credibility and objectivity of the group's external financial statements and reports.
- Ensuring that Nedcor complies with United Kingdom standards and Old Mutual plc policies for reporting as a subsidiary of a London-listed company.
- Evaluating the performance of both the group internal audit and compliance functions.
- Considering reports from the group internal audit function regarding the adequacy and effectiveness of the group systems of internal control.
- Considering reports from the group compliance function regarding adherence to regulatory requirements.

The Audit Committee Charter provides detailed guidelines for the above functions. The committee is assisted in its tasks by regular reports from the Group Finance Committee, Group Credit Risk Monitoring Committee and the Strategic Innovation Management Committee. The committee is



Corporate governance and accountability

authorised by the Nedcor Board to examine any financial, operating and strategic matters in and relating to the group in accordance with its terms of reference.

The Banks Act imposes additional responsibilities on the principal subsidiaries registered as banks, especially in relation to annual reporting on each bank's system of internal controls and its continuing viability as a going concern. Added to this are further reporting requirements covering issues of corporate governance and risk. This committee assists the board of wholly owned subsidiary, Nedcor Bank Limited, in discharging these responsibilities and also monitors the activities of the audit committees of the other principal subsidiaries in the group to ensure conformity and uniform standards as far as is practicable throughout the Nedcor Group.

The committee is required to meet at least four times annually, with additional meetings convened as necessary. This committee met six times in 2001.

The composition of the committee is Messrs PG Joubert (Chairman), WAM Clewlow, PTW Curtis, JN Hamman and JVF Roberts.

Group Finance Committee

This committee is chaired by Tim Curtis, an independent non-executive director, and comprises solely non-executive directors. In attendance at meetings of the committee are the Chief Executive, the executive director responsible for finance and other senior executives responsible for treasury, finance and risk management within the group. The committee, in the Chairman's discretion, may invite other group executives to attend meetings from time to time, as necessary.

The committee's terms of reference were revised in the financial year under review. Its primary objective is to provide expert monitoring of financial risks with particular reference to the requirements of the Banks Act and to assist the Group Audit Committee in discharging its responsibilities generally in relation to the Banks Act, Companies Act and other financial regulations and statutory requirements governing the group. Particular attention is given to the management and assessment of financial risks, including risks and functions supervised by the group's Asset/Liability and Accounting Standards Committees, accounting and taxation issues, and regulatory and capital adequacy risk.

The committee is required to meet at least four times annually to coincide with the Group Audit Committee and board requirements. This committee met four times in 2001.

The composition of the committee is Messrs PTW Curtis (Chairman), PG Joubert, CF Liebenberg and CC Parker.

Group Credit Risk Monitoring Committee

This committee is chaired by Mike Leeming, an executive director, in accordance with its terms of reference and given the operational nature of its activities. The committee comprises executive directors and a majority of non-executive directors, a number of whom are independent non-executives, to assure the objective oversight of its deliberations.

The main objective of the committee is to facilitate the discharge by the Group Audit Committee of its extensive responsibilities relative to the high-level monitoring of credit risk in the Nedcor Group and its banking operations. This committee, therefore, provides specialised expert monitoring of credit risk and is closely integrated with the activities of the dedicated committees, specifically monitoring credit risk management at the operational level in the organisation.

The committee is required to meet at least four times annually immediately prior to meetings of the Group Audit Committee. This committee met four times in 2001.

The composition of the committee is Messrs MJ Leeming (Chairman), GH Bulterman, PTW Curtis, Prof MM Katz, Messrs RCM Laubscher, CF Liebenberg, ME Mkwanazi, SG Morris and CC Parker.

Strategic Innovation Management Committee

This committee is chaired by Warren Clewlow, a non-executive director, and comprises executive and non-executive directors. The committee, in the Chairman's discretion, may invite other group executives to attend meetings from time to time, as necessary. This committee replaces the Information Technology Committee, previously chaired by the Nedcor Chairman.

The committee has the broad responsibility of monitoring all issues pertaining to information technology, both operational and strategic, in so far as these may impact on the business strategy, financial performance, risk profile and/or information technology strategy of the Nedcor Group. Its activities are aimed at ensuring the alignment of overall group policy and direction with the profile and magnitude of IT development and other major project spend and investment.

The composition of the committee is Messrs WAM Clewlow (Chairman), BJS Hore, RCM Laubscher, CF Liebenberg, SG Morris, DGS Muller, CC Parker, A Racov, AA Routledge and GS van Niekerk.

Risk management and monitoring

The board of Nedcor acknowledges that it is ultimately responsible for risk management and monitoring. The board has delegated to executive management responsibility for the evaluation and identification of key risks and for the establishment and implementation of systems of internal control appropriate to the group's operations. Operational management is supported in the risk identifying process by specialised risk monitoring units and the board committees established to oversee and monitor internal controls and risk management, as has been more fully described above. The individual business units, however, remain accountable for risks assumed and are required to have the appropriate skills in place to manage such risks and to ensure the effectiveness of their internal controls. Given the statutory regulations within the South African banking and financial markets, the supervision and monitoring of internal controls and risk constitute a well-developed process in the Nedcor Group, but are subject to regular review to ensure that the organisation remains at the cutting edge of global best practices. The recommendations of King II and other international corporate governance codes with regard to risk management have been noted and are currently under review to ensure that the group conforms fully with these recommendations to the extent it does not already do so.

The board, in meeting its responsibility for the reliability of financial and business information and reporting, relies on a comprehensive system of internal controls, including organisational and procedural controls and internal accounting controls, which have been designed to manage the achievement of business objectives within an acceptable risk profile. The system of internal controls includes written communication of policies and procedures governing corporate conduct and risk management, comprehensive business planning, effective segregation of duties, delegation of authority and personal accountability supported by careful selection and training of staff, and prudent accounting policies. This ensures appropriate internal control over transactions, assets and records, and provides for reasonable, but not absolute, assurance in relation to the integrity and reliability of the financial statements and reporting. These systems and processes have been carefully and deliberately structured to ensure that assets are safeguarded against unauthorised use or disposition and to detect and minimise fraud, potential liability, loss and material misstatement, while ensuring that the Nedcor Group is in compliance with all regulatory requirements. In addition, staff are required to maintain high





Corporate governance and accountability

ethical standards, thereby ensuring that business is conducted in a manner that is beyond reproach.

The Group Audit Committee is satisfied that there are adequate, objective internal audit assurance standards and procedures in the group that are regularly reviewed in consultation with the external auditors to ensure that appropriately detailed levels of surveillance by internal audit are maintained throughout the Nedcor Group. To this end the Group Audit Committee reviews on an annual basis the mandate, authority, quality and appropriateness of resources and scope of work in respect of the group's internal audit function. Integral to the system of internal control are key reports that identify, rank, monitor and measure strategic, reputational, credit, market, operational and financial risks at the holding company level and at the operating level of each principal subsidiary, including the potential impact of changes in the operating and business environments.

The review of the effectiveness of controls is carried out principally through a process of independent review. Where necessary, programmes for corrective action or improvement are initiated and are periodically reviewed for progress. Certain aspects of the internal financial control systems, and processes applied by internal audit, are tested and reviewed by the external auditors during their annual audit.

Comprehensive details of the Nedcor Group's approach and processes, specifically in relation to risk management, are provided on pages 76 to 89.

Activities are closely coordinated and synchronised to minimise duplication, while ensuring that full, integrated coverage of all potential control and risk issues is suitably monitored and supervised, as appropriate. Increasingly, these processes are embracing the management of the reputational risks of the organisation.

The Head of Group Internal Audit reports functionally to the Group Financial Director and has unrestricted access to the Chairman of the Group Audit Committee as well as the Chairman of the Nedcor Board to the extent necessary. The external auditors maintain open and regular communication with the Group Audit Committee Chairman.

Group compliance

In terms of regulation 47 of the Banks Act, which came into effect in January 2001, Nedcor has an independent group compliance function within its risk management framework that is responsible for managing the group's regulatory risk on a proactive basis, carrying with it the appropriate credentials and authority as required under this legislation. The Compliance Division reports to the Group Financial Director, having unrestricted access to the Chairman of the Group Audit Committee as well as the Chairman and Deputy Chairman of the Nedcor Board.

Further details may be found under Risk Management on page 87.

External review and regulation

The prime responsibility for compliance with relevant laws, regulations and codes of business practice rests with the board and specifically with the Chief Executive of Nedcor. Most of the banking and financial services and products provided by the group are regulated by law and supervised by a regulatory authority. There is a variety of licences within the group to conduct Nedcor's various businesses.

The Banks Act requires that the directors of the banking operations in the Nedcor Group report to the Registrar of Banks on the systems of internal control relating to financial and regulatory reporting and their compliance with that legislation and its accompanying regulations.

The Nedcor Group is required to account to the tax authorities on a regular basis for the results of its trading. Nedcor seeks to meet fully the requirements of tax and associated legislation.

Nedcor enjoys a good relationship with the supervisory bodies, enhanced by a strong culture of compliance within the organisation, led by the board, and on account of regular contact between staff of group companies and the regulators to ensure that the authorities remain properly informed of all major issues and developments in the Nedcor Group.

The Report of the Independent Auditors on page 103 sets out the responsibilities of the external auditors with regard to reviewing the financial statements and the group's compliance with both statutory and accounting standard requirements. The external audit is structured to provide sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. The audit review also considers the external auditors' support for the directors' statements on going concern and adequacy of the control environment.

GOING CONCERN

The directors of Nedcor confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. These assumptions are recorded at the time of the approval of the annual financial statements by the board. For this reason, the Nedcor Board continues to adopt the going-concern basis for preparing the financial statements.

RELATIONS WITH SHAREHOLDERS AND OTHER STAKEHOLDERS

Business is about wealth creation, built on a sound foundation of relationships with people and taking account of their needs, values and cultures as well as the environment in which the Nedcor Group operates. For this reason, Nedcor, as part of its business philosophy, takes into consideration the legitimate interests of stakeholders in its operations as well as those of its shareholders and investors.

Shareholders and potential investors require access to regular, reliable and comparable information in sufficient detail to allow a meaningful assessment of the stewardship of Nedcor by the board and its directors, and to enable them to make informed investment decisions about the group. Through its investor relations programme Nedcor maintains regular contact with domestic and international institutional shareholders, fund and asset managers, and industry investment analysts. This includes meetings with the executive management of Nedcor, investor road shows, presentations to the investment community and liaison with private shareholders in response to their enquiries.

All shareholders are encouraged to attend the annual general meeting, and any other general meetings of Nedcor, and to put questions to board members and the chairmen of the various board committees, who are required to be in attendance as part of their responsibilities in those roles. The notice of annual general meeting and invitation to shareholders to attend the annual general meeting, to be held at Nedcor's new corporate offices in Sandton on 24 April 2002, contains detailed information on the matters to be put to the annual general meeting. The notice also contains a question sheet that shareholders may complete and submit in advance of the meeting or at the meeting.

A fundamental tenet of the board is to maintain reciprocal relations with the Nedcor Group's primary stakeholders, including employees, clients, business partners, government, regulatory authorities, local communities and others. The directors and management are required to accord importance to all their business and strategic decisions in respect of their impact on such stakeholders. This is an important and essential strategic operational priority to ensure that Nedcor is committed fully to the principles of good corporate citizenship





Corporate governance and accountability

and organisational integrity in its affairs. This process embraces a number of forms, ranging from social investment and community programmes, more fully described elsewhere in this annual report, to regular consultation with employee representatives, clients and others on matters affecting them.

Nedcor's internet site (www.nedcor.com) has extensive information on the group, its annual, preliminary and interim reports and the price of its shares. It also provides a regular update on business developments and other matters of interest in relation to the Nedcor Group.

Human resources

Development of all its employees is an important, and imperative, constituent of Nedcor's business philosophy. As legacies of the past the prevailing disparities and scarcities of skills in South Africa are such that the development of human resources has to remain a fundamental objective, not only at the national policy level, but for each and every South African corporation. Continuing enhancement of skills in the Nedcor Group through internal and external training courses and the support of employees pursuing professional development through recognised external institutions provide a critical platform on which the Nedcor Group ensures equal opportunity in recruitment and in providing meaningful opportunities for personal development and growth of its employees.

Social investment and responsibility

The aim of the Nedcor Social Investment Programme is to make a meaningful difference to the lives of people in disadvantaged communities who seek to empower themselves, thereby contributing towards a better and more prosperous South Africa.

Over the years Nedcor has contributed a portion of its earnings to the Nedcor Foundation, which it regards as integral to its business. This contribution is utilised in the crucial areas of education, business and leadership development, conservation and the environment, primary health care and poverty relief. Nedcor, through the foundation, works closely with government, the non-government organisation sector and other corporate, business and development agencies in ensuring that optimal benefits are obtained by beneficiaries and that projects meet the aspirations of the communities they are intended to serve. This is done through careful and deliberate consultation and identification of needs and requirements that will best serve participating communities and organisations.

A more detailed description of the aims, objectives and activities encompassing the Nedcor Social Investment Programme appears under 'Nedcor Foundation' on pages 57 to 59.

Values and codes of conduct

A strong culture of ethical behaviour and moral conduct is embedded in the business practices of Nedcor. Integrity and honesty in all dealings undertaken by directors and employees of the Nedcor Group are encouraged in a manner that enhances and supports moral strength and courage and that promotes the highest standards of trust between Nedcor, its employees and all those with whom the group conducts business. The Nedcor Vision, Mission and Values are reviewed regularly to ensure that they are constantly relevant and remain current with regard to any new developments, internally as well as externally.

A Charter of Employment, which serves as the group's code of ethics, commits management and employees to high standards of ethical behaviour in their dealings with each other and with the group's shareholders and other primary stakeholders. Failure to maintain ethical standards may result in disciplinary action.

The Nedcor Group subscribes to the Code of Banking Practice endorsed by member banks of the Banking Council of South Africa. This code governs Nedcor's conduct regarding relationships with authorities, clients, competitors, employees, shareholders, local communities and other primary stakeholders. The group has put in place appropriate procedures and mechanisms to ensure that all elements of this code are adhered to fully. The Nedcor Group also works constructively with the Banking Adjudicator's Office to ensure that clients are made aware of the service and that complaints are resolved appropriately and timeously.

The organisation will monitor the implementation of new steps to ensure full compliance with the King II recommendations, as far as is practicable, as part of Nedcor's continuing programme of enhancing all aspects of governance practices, conduct and ethical behaviour.

Management and staff with access to confidential financial information are prohibited from trading in the shares of Nedcor and its listed subsidiaries for a prescribed period immediately preceding the publication of their interim and year-end financial results. This restriction is extended to include other periods during which information relating to Nedcor and/or group companies may be considered by the board to be sensitive. Detailed procedures have also been laid down by the board with regard to the disclosure of directors' interests and dealings in the shares of group companies and associated interests.

RECORD OF ATTENDANCE AT MEETINGS

		Board	Chairman's Committee	Remuneration Committee	Audit Committee	Strategic Innovation Management Committee	Group Finance Committee	Credit Risk Monitoring Committee
Number of meetings		7	4	6	6	1	4	4
Directors	Status							
Liebenberg CF	*	7	4	6[1]		1	3	3
Joubert PG	*	7	4	6	6		3	
Laubscher RCM	†	7	4	5[2]		1		4
Bulterman GH	‡	2[3]			2[4]			3
Clewlow WAM	*	6			5	1		
Curtis PTW	‡	7			6		4	4
Hore BJS	†	6	4			1		
Katz MM	†	6	4					3
Leeming MJ	†	7	4					4
Levett MJ	*	7	4	3[5]				
Magwaza JB	‡	5		5[6]				
Mkwanazi ME	‡	5	1[7]					1
Molobi E	‡	4						
Morris SG	†	7	3			1		4
Muller DGS	†	7	3			1		
Ndlovu ML	†	7						
Parker CC	‡	7				1	4	4
Roberts JVF	*	4		2[8]	4[9]			
Routledge AA	†	7	4			0		
Sutcliffe JH	*	1[10]						
Trahar AJ	‡	1[11]	1[12]					
Van Niekerk GS	*	7				1		
Venter WP	‡	4		3[13]				
Committee members								
Hamman JN					6			
Racov A						1		

† *Executive*
* *Non-executive*
‡ *Independent non-executive*

1 *Chairman until 20 June 2001, remained a member*
2 *Membership terminated – 20 June 2001 (now invitee)*
3 *Retired – 20 June 2001*
4 *Retired – 20 June 2001*
5 *Membership terminated – 20 June 2001*
6 *Appointed Chairman – 20 June 2001*
7 *Appointed – 24 April 2001*
8 *Appointed – 20 June 2001*
9 *Appointed – 20 June 2001*
10 *Appointed – 10 December 2001 – attended by invitation*
11 *Resigned – 20 February 2001*
12 *Resigned – 20 February 2001*
13 *Appointed – 20 June 2001*

Remuneration report

as at 31 December 2001

This report on remuneration and related matters covers issues dealt with by the Group Remuneration Committee.

Remuneration philosophy

The purpose of remuneration is to attract, retain, motivate and reward staff to achieve the bank's objectives. Remuneration is reviewed at appropriate intervals to motivate staff to perform to a required quality standard and to retain their services by offering and maintaining at least market-related remuneration in line with their performance and outputs for particular jobs. It is the bank's intention to move progressively over the next few years to a position where a greater portion of remuneration is linked to variable pay as opposed to guaranteed pay.

Directors' remuneration summary

The committee's independent remuneration adviser compared Nedcor's executive directors' remuneration with that of peer groups of banks who had already disclosed their directors' remuneration, as well as with external executive remuneration surveys, and was satisfied that Nedcor was overall in line with the market and consistently implemented a sound reward strategy and good governance.

Executive directors' guaranteed remuneration

Since 1999 executives' guaranteed remuneration increases, on a per annum basis have been paid on the achievement of predetermined financial targets. (Refer to table 1.)

Executive directors received the following fees from Nedcor's offshore subsidiaries:

Mr Laubscher – US$30 000 (2000: US$30 000 and UK£1 507) and Mr Muller – UK£1 507 in 2000. Mr Laubscher also received UK£58 333 as benefits, salary and fees in respect of his executive responsibilities with Old Mutual plc, which commenced on 1 January 2001.

Executive directors' guaranteed remuneration – Table 1

Name	Benefits, salary and fees (R000)	Retirement fund contributions (R000)	Other benefits (R000)	Guaranteed remuneration 2001** (R000)	Guaranteed remuneration 2000* (R000)	% change
Hore BJS	1 160	232	55	**1 447**	1 410	2,6
Katz MM	2 289	436	–	**2 725**	2 500	9,0
Laubscher RCM***	2 032	394	37	**2 463**	2 376	3,7
Leeming MJ	1 289	304	120	**1 713**	1 676	2,3
Morris SG	1 035	222	128	**1 385**	1 345	2,9
Muller DGS	1 111	238	145	**1 494**	1 461	2,3
Ndlovu ML****	1 090	213	30	**1 333**	1 304	2,2
Routledge AA	1 192	231	24	**1 447**	1 412	2,5
Total	11 198	2 270	539	**14 007**	13 484	3,9

* *Includes backdated payments made in 2001 in respect of the 2000 remuneration increases that were paid on meeting the agreed earnings per share target.*

** *Increases for 2001 will be determined only after the 2001 financial results are finalised. Unless the agreed-on earnings per share target is achieved, no increases will be paid. Should these be paid, the overall increase will be some 10%.*

*** *From 1 January 2001 director's fees in terms of a directorship of Nedcor Investment Bank Holdings Limited (NIBH) and Cape of Good Hope Bank Limited (COGHB) are paid to Nedcor Limited.*

**** *Received a R50 000 director's fee in 2000. Not included in figures above.*

Executive directors' performance bonuses – Table 2

Name	2001 R000	2000 R000	% change	% of guaranteed remuneration
Hore BJS	1 747	1 500	16,5	120,8
Katz MM	2 000	–	–	73,3
Laubscher RCM	2 389	3 011	(20,7)	97,0
Leeming MJ	1 500	1 500	–	87,6
Morris SG	1 750	1 000	75,0	126,5
Muller DGS	1 248	1 476	(15,5)	83,5
Ndlovu ML	1 650	1 484	11,2	123,7
Routledge AA	1 750	1 500	16,7	121,0
Total	14 034	11 471	22,3	100,2

Executive directors' performance bonuses

Nedcor has an organisational bonus scheme that offers short-term incentives to executives and management, subject to determined group performance levels. (Refer to table 2.)

Executive directors' deferred bonus payments

Deferred bonus payments were approved in 1997 as a lock-in for key executives for the period 1997 to 2000. 50% of the amount was due on 31 December 1999 (paid in 2000), and the balance became payable on 31 December 2000 (paid in 2001). These are disclosed in addition to the normal performance bonuses paid.

Name	2000 (Paid 2001) R000	1999 (Paid 2000) R000
Hore BJS	500	500
Laubscher RCM	1 500	1 500
Leeming MJ	500	500
Muller DGS	500	500
Ndlovu ML	375	375
Total	3 375	3 375

Executive directors' share option grants

Share option allocations to executives are considered annually. Since November 2000 these allocations have been linked to performance-based vesting principles, based on earnings per share growth targets, and will vest only if the group meets the performance criteria established. (Refer to table 3.)

Annual bonus conversion options

Executives have the option of substituting a portion or all of their performance bonuses for Nedcor share options. During 2001 certain executives exercised options that were converted from performance bonuses allocated in previous years. (Refer to table 4.)

Service contracts

Generally directors have no fixed term of appointment, but executive directors are subject to short-term notice periods (usually 30 days). An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70.

Severance arrangements

In the event of an executive's services being terminated due to reasons beyond his control, the following formula will apply

Remuneration report

with regard to the calculation of a severance package: two weeks' pensionable remuneration per completed year of service, with a minimum of two months and a maximum of 12 months. In addition the executive will receive one month's notice, which he may/may not be required to work.

Non-executive directors' remuneration

Name	2001 R000	2000 R000
Anstee EE**		85
Bulterman GH	110	150
Clewlow WAM	130	30
Curtis PTW	245	129
Goss RJ		175
Graaff Dr J de V		20
Joubert PG	366	130
Levett MJ**	150	120
Liebenberg CF*	1 420	1 420
Magwaza JB	132	58
Mkwanazi ME	173	89
Molobi E***	100	
Parker CC	218	122
Roberts JVF**	150	
Sutcliffe JH**	–	
Trahar AJ	33	73
van Niekerk GS	125	90
Venter Dr WP	105	86
Total	3 457	2 777

* *Director's fees paid in respect of Mr CF Liebenberg's directorship of NIBH are paid to Nedcor Limited.*

** *Directors' fees are paid to Old Mutual Life Assurance Company (SA) Limited.*

*** *Director's fees are paid to Kagiso Trust Investment Company (Pty) Limited.*

Directors' interests in shares in the company are indicated on page 105 of this report. Non-executive directors do not qualify for share options.

Executive incentive scheme

In last year's annual report we disclosed that we were implementing a new incentive scheme for executives. At the time the scheme was largely conceptual, and detailed design had not yet been completed nor had the final participants been determined. Nevertheless, we decided to disclose the quantum of funds that we had provided to cover the scheme, even though nothing was to vest until the middle of 2004.

The aim of the scheme was to incentivise key members of management and to ensure they stayed with Nedcor to the clear benefit of shareholders. The announcement of the scheme, however, provoked unfortunate controversy and the scheme was subsequently withdrawn.



Share options (excluding annual bonus conversions) – Table 3

Name	Number of options as at Dec 2000	Number of options exercised during 2001	Gains on options exercised R000	Number of options issued during 2001	Issue price R	Issue date	Number of options as at Dec 2001
Hore BJS	383 143	7 600	917	25 000	136,20	31 Mar 01	400 543
Laubscher RCM*	711 007			43 000	131,00	6 Nov 01	754 007
Leeming MJ	185 775						185 775
Morris SG	91 900			30 000	136,20	31 Mar 01	121 900
Muller DGS	278 495			25 000	136,20	31 Mar 01	303 495
Ndlovu ML	267 154			25 000	136,20	31 Mar 01	292 154
Routledge AA	170 000			22 500	136,20	31 Mar 01	192 500

* *RCM Laubscher also received 92 500 Old Mutual plc share options with a strike price of UK£1,6225, with effect from 8 March 2001, in respect of his role as executive director of Old Mutual plc.*

Share options – annual bonus conversion options – Table 4

Name	Number of options as at Dec 2000	Number of options exercised during 2001	Gains on options exercised R000	Number of options issued during 2001	Issue price R	Issue date	Number of options as at Dec 2001
Laubscher RCM	62 306	62 306	2 604				
Leeming MJ	13 153			8 392	142,00	31 Mar 01	21 545
Muller DGS	3 118						3 118
Ndlovu ML	10 711	10 711	126				

Share options – six-year review

Name	Total number of options exercised in the period 1 Jan 1996 to 31 Dec 2001	Total number of options exercised in the period 1 Jan 1996 to 31 Dec 2001 (excluding bonus options)	Total number of options exercised (1 Jan 1996 to 31 Dec 2001) as a percentage of options granted	Total number of options exercised (1 Jan 1996 to 31 Dec 2001) as a percentage of options granted (excluding bonus options)
Hore BJS	164 609	93 845	29,13	18,98
Laubscher RCM	186 437	103 362	19,82	12,06
Leeming MJ	325 120	293 472	61,06	61,24
Morris SG	23 076	23 076	15,92	15,92
Muller DGS	217 896	184 712	41,54	37,83
Ndlovu ML	48 599	40 076	13,83	12,06
Routledge AA	57 692	57 692	23,06	23,06

Risk management

Risk exposure

Risk sources

- PEOPLE
- PROCESS
- SYSTEM
- EXTERNAL

Risk categories

Human resources risk
- Capacity
- Cost
- Conformity
- Key employees
- Employee relations
- Future capacity
- Regulatory risk
- Alignment

Credit risk
Sovereign risk

Asset/Liability and market risk
- Interest rate
- Price
- Liquidity
- Currency
- Volatility

Internal control risk

Operational risk
- Technology
- Systems
- Processes
- Marketing
- Product
- Innovation

Strategic risk

Reputational risk

Risk controls

Risk management

BUSINESS LINE MANAGEMENT FUNCTIONS

Monitoring functions for effective risk management	Corporate culture to achieve objectives of risk management
Group internal audit	Trust
Group compliance and risk management	Communications
Human resources policy	Competence
Security and legal policy	Leadership
Corporate governance	Morale
Business continuity	Ethics
External auditors	Teamwork

What is risk?

Risk is the possibility of meeting danger, suffering harm or loss or being exposed to harm or loss.

What is risk management?

Risk management is the systematic process of understanding, measuring, controlling and communicating an organisation's risk exposures to achieve its objectives. It consists of the planning, organising, coordinating and managing of activities undertaken with the intent of providing an environment that minimises the adverse impact of risk on the organisation's resources, earnings and cash flows.

The philosophy on risk recognises that managing risk is an integral part of generating sustainable shareholder value. The management of risk is seen in the context of the Nedcor Board's appetite for risk. The initiatives to manage risk recognise that there is a balance between risk and reward that aims to improve earnings and minimise losses. The risk appetite is both qualitative and quantitative in nature and is in the process of being more closely quantified as risk techniques and technologies mature.

Risk management framework


RAPM*
Risk measurement and risk indicators
Risk profiles at strategic, business and process level
Control environment
Risk strategy
Risk structure
Risk models
Risk quantification
Qualitative aspects of credit, market and operational risks
Risk management foundation

*Risk-adjusted performance measurement

The complex environments within which financial institutions operate necessitate a holistic approach to the management of risk. Such an approach addresses the complexities of products, processes, organisational structures, business environments and stakeholder expectations.

This approach incorporates an enterprise-wide view on risk to understand the pervasive risk trends in an organisation that spans multiple business units in product value chains. The risk management efforts are coordinated to realise the benefits of a multidisciplinary approach and to create a higher level of understanding of risk drivers in the business and, ultimately, to manage risk at a strategic level.

The risk management framework consists of a number of enablers important for the achievement of the risk management objective of creating and maintaining shareholder wealth.

Risk strategy

To increase the probability of objectives being met, of the volatility of income being reduced and of losses being minimised the following risk strategies are used by management effectively to reduce the risk exposure of the group. In addition, the risk strategy directs the actions taken by management once risks have been identified and assessed. Multiple strategies could be followed, as they are not necessarily mutually exclusive. The risk strategies are:

- risk/return optimisation;
- risk management (identify, understand, measure and manage risk exposures);
- risk pricing (interest rates, fees, premiums, etc); and
- risk mitigation (sale, insurance, transfer, avoidance).

Risk structure

The acceptable level of risk for the group is set by the Nedcor Board of Directors. Each subsidiary in turn sets the level of risk acceptable to its business, with reference to economic, legislative, regulatory, market and competitor environments within which the business operates. Risk thresholds are regularly reviewed as appropriate to the business.

The Nedcor Board of Directors is responsible for ensuring that appropriate governance and risk management structures are in place. As such, the authority for management of risk is delegated to decisionmaking bodies within the organisation.

The existence of numerous roleplayers requires that each of these understand their roles, responsibilities and relationships with one another.

Risk management

It is essentially each individual's responsibility to manage risk in his or her area of responsibility. However, the responsibility of certain key functions are highlighted. Risk management is therefore part of each individual's performance agreement.

Risk toolkit

A number of methodologies and risk management technologies are used to perform the activities of risk management. These tools assist management in identifying, assessing, measuring, managing, monitoring and quantifying the risk exposures of the business. Specific tools are used by the risk management functions to analyse the risk exposures of the group, ensure compliance, and escalate and communicate their findings to the designated risk monitoring committees, such as the Group Audit Committee, Group Finance Committee and Group Credit Risk Monitoring Committee.

Risk models

To have a common understanding of risk in the group and the management of risk the group uses risk models. These risk models have to be well-understood and accepted, because they facilitate a common understanding of risk and risk exposures in the group.

Risk categories

The risk models cover the following major risk categories:

Credit risk

Credit risk reflects the potential of counterparties not fulfilling their contractual payment obligations to the group, and includes default risk, country risk and settlement risk.

Market risk

Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities, and trading liquidity. There are two components to market risk:

- interest rate risk on the banking book; and
- trading market risk.

Strategic risk

This is the risk of critical objectives encompassing growth, revenue, profitability, clients, shareholders and critical business objectives not being achieved.

Liquidity risk

Liquidity risk refers to the possibility of the bank having insufficient cash or having to pay a premium for funds to meet its financial obligations fully and punctually.

Reputational risk

This is the risk of the entity being exposed to negative publicity due to the contravention of applicable statutory, regulatory and supervisory requirements and/or providing a service that does not comply with fit and proper industry standards or client service expectations.

Technology operational risk

This is the risk of losses arising from inadequate or failed processes, technology or human performance or from external events.

Credit risk management


Credit risk
Various credit risk management structures at divisional level
Sovereign and Country Risk Committee
Credit Risk Management Committees (CRAM)
Commercial, retail, corporate and non-SA
Group Credit Risk Monitoring Committee (CROM)
Nedcor Audit Committee
Nedcor Board of Directors

Day-to-day management of credit risk is devolved into various business units, each with its internal specialised credit functions and credit approval committee structures. Appropriate and differentiated procedures, methodologies, processes and skill sets are in place to manage credit risk relative to client segments, deal sizes, complexity and underlying riskiness. Credit Committee decisionmaking authorities are based on defined mandates and limited approval levels. In addition, significant risks are sanctioned by the Executive Director: Risk, and the Board Credit Risk Monitoring Committee (CROM).

The collective input of teams of skilled credit operatives, supported by analysis tools, evaluates risk in an integrated way. Credit officers, in partnership with their relationship counterparts, devise risk solutions to mitigate risk, add client value and provide rapid decision turnarounds.

Business line credit units control credit risk exposure at product, transaction, counterparty and portfolio levels throughout the processes of credit origination, ongoing active management, early problem detection and remedial interventions. The business units carry primary accountability for the risks they assume. Projects to improve system support and automation in credit processes and workflows continue to receive high priority.

CROM evaluates new risks and approves the establishment of key credit policies for all activities. CROM is also responsible for the high-level oversight and monitoring of portfolio exposures, measured in various risk dimensions and with particular regard to risk concentrations and diversification strategies and actions.

The group will increasingly adopt statistically derived estimates of future credit losses, driven by ongoing improvements to internal risk ratings and underlying default probability measurements. This will ensure that the convergence and inclusive measurement of all the risks – credit, market and operational – will be in alignment with the group's business risk strategies and performance measures and comply with forthcoming regulatory requirements in terms of the Basle II Accord.

Retail credit risk

Retail Credit has continued to support the Retail Division strategy, focused on organising the business around the client as the centre of Retail's universe. Simultaneously significant developments, enhancements and progress have occurred with new credit risk assessment, measurement monitoring and management tools of behavioural scoring, application scoring and the acquisition of a new software system called Debt Manager.

Our objectives to satisfy the diverse borrowing needs of our clients with fairness and transparency in our credit decision-making have been consistently achieved. Although the lower interest rate environment has resulted in increased opportunities, the consequences of sudden increases in interest rates have not been ignored.

Credit innovation management

The Credit Innovation Management Department combines the highly technical maintenance and development of the various credit systems with a deep understanding of products and client group segmentation. Refinement of behavioural scoring has enabled enhanced understanding of the risk attached to money advanced to existing borrowers and has contributed to the launch of several preapproved campaign offerings throughout the year.

The adoption of a project management methodology will ensure continued benefits arising from investment in technology through increases in revenue, reduction of costs, improved client service and the achievement of targeted levels of risk.

The three pillars of Retail Credit operations are assessment (also known as credit granting), client credit management and legal recoveries. Together these disciplines have combined to ensure quality growth of the asset book, while relentlessly preventing and driving down bad debts.



Risk management

Assessment and credit granting

Being responsible for the balance between risk and reward, Retail Credit has improved the turnaround time of lending decisions, while being mindful of asset growth targets, without sacrificing lending quality.

Automation elements of loan applications have been significantly improved across delivery channels and client interfaces through behavioural scoring, with application scoring techniques set to revolutionise the assessment process of new clients further during 2002.

Manager Direct, a new and exciting client value proposition, has achieved excellent growth during its alignment with Retail Credit and has benefited from access to the skills and experience of the assessment team and the competitive advantage offered by behavioural scoring.

Client credit management

The Debt Manager system has provided Client Credit Management Department with a strategy-based tool allowing the structured monitoring of credit quality, while further automating identification of clients showing early signs of delinquency. Debt Manager leverages off the behavioural scoring technology, ensuring that clients showing higher risk profiles receive priority and are cured more quickly, resulting in the drastic reduction of risk to the group.

A positive relationship with clients is maintained, with all opportunities being explored to rehabilitate errant clients, who may be experiencing financial difficulties. This may involve repayment plans being negotiated to accommodate the needs of clients so that such clients can become reinstated as normal active borrowers.

The combination of Debt Manager with the sophisticated call centre technology of Manager Direct will result in even further improvements in client service during the new year.

Legal recoveries

As an expert in foreclosure, attachment of movable and immovable goods, realisation of security, management of properties in possession and collection of shortfall amounts Legal Recoveries Department maintains highly effective processes that have resulted in the consistent improvement of recovery ratios.

Further opportunities of rehabilitating clients are still considered in circumstances where the prospects of regularisation are feasible without increasing risk to the group.

The complexities of insolvencies, deceased estates and absconded clients are also dealt with by a dedicated team within Legal Recoveries Department with the necessary skills and expertise to provide this specialised service.

Commercial credit risk

In Commercial Division a balanced approach is followed in the granting and management of credit. The objectives of this approach are to:

- achieve asset growth targets;
- maintain lending quality at acceptable levels; and
- manage the existing lending portfolio by applying appropriate policies and controls.

The following initiatives were successfully implemented:

- realigning internal resources to the segmented asset base to ensure more effective utilisation of these resources;
- developing and introducing focused and state-of-the-art training initiatives to upskill and develop all staff (Credit and Sales) involved with credit-related activities;
- further cementing the working relationship with all agencies who are responsible for risk monitoring and, on an ongoing basis, conduct audits of business areas and thereby independently monitoring Commercial Division's compliance with laid-down policies and procedures;
- improving the credit management information system to provide enhanced functionality;
- adopting a more proactive approach in the early identification and management of potentially problematic exposures in the lending portfolio; and
- drawing on a matrix basis of specialist expertise available within the Nedcor Group to improve processes and credit decisions in respect of certain products.

Corporate and International Credit

Credit risk is managed in respect of local and international clients, banks and institutions and sovereign countries.

Corporate and International Credit operates within guidelines and under specialised divisional credit committees to provide an integrated framework for the sound granting and management of credit risk in clearly defined target markets.

The precise responsibilities and roles of Credit Management in its partnership with Relationship Management were refined further. The function was benchmarked according to international best practice with the assistance of a major international consultant, which ensured the retention of practices best suited to the clients and markets served.

The advent of changes in both markets and products, in terms of complexities in measuring product and financing structures, saw ongoing improvements in the analytic systems employed to quantify and manage risk.

Improvements in turnaround times to clients remained a key focus and processes were constantly reengineered to achieve this objective.

Credit ratings were assigned to each approved risk to ensure an equitable risk return model. Clients whose businesses were under stress, as evidenced by a deteriorating risk rating, were handled by a skilled multidisciplinary team whose mandate was to maximise turnaround times, mitigate risks and minimise the probability of default and the potential risk of loss.

A well-versed market focus, sound systems and procedures are incomplete in approving and managing credit risk without the development and retention of credit managers' skill bases. Substantial investments were made in enhancing credit managers' competencies, expanding the credit management complement and retaining experienced core credit skills.

Asset and Liability Management

The Asset and Liability Management Committee (ALCO) ensures that acceptable levels of financial risk, excluding credit and operational risk, are identified, understood and effectively managed, while achieving the strategic and financial objectives of the group.

The Nedcor Board of Directors has approved an aggregate risk exposure limit of 5% of capital and reserves for interest rate, liquidity, trading and foreign exchange risks.

The asset and liability management process within Nedcor is decentralised, with each of the group companies responsible for determining its strategy and managing its individual balance sheet. The Group ALCO, which meets monthly, is responsible for determining and monitoring the overall group strategy and compliance and is subject to quarterly review by the Nedcor Group Finance Committee.

The asset and liability management processes and methodologies are constantly under review and are updated regularly to ensure dynamic and worldclass risk management.

Interest Rate Risk – Banking Book

Nedcor assesses its interest rate risk exposure through the use of traditional gap analysis and earnings-at-risk modelling techniques. Gap analysis measures the volumes of assets and liabilities subject to repricing within a given period according to their contractual repricing characteristics. Stress testing and net interest income simulations for a variety of possible interest rate scenarios measure the financial impact of interest rate movements. The risk concentrations and possible financial implications are dynamically measured, identified and managed, generally through the use of on-balance-sheet activities.



Risk management

Nedcor's exposure to a 1% parallel decrease in all interest rates, as at December 2001, would result in a loss of R46,6 million or 0,88% of net interest income over a 12-month period, assuming no management intervention. This compares with R95,9 million or 2,03% of net interest income in 2000.

The graphs below reflect the structural interest rate risk profile. Assets, liabilities and off-balance-sheet transactions are measured based on their repricing or maturity characteristics. The three-month cumulative gap was 6,49% of total assets as at December 2001, compared with 11,69% in 2000. Foreign currency interest rate risk positions are reviewed daily and are reported twice monthly to ALCO.

LIQUIDITY RISK MANAGEMENT

Liquidity risk management forms an integral part of proactive balance sheet management within Nedcor and is actively implemented through:

- maintaining a strong presence in selected target markets;
- cash-flow forecasting models, contingency and strategy planning;
- maintaining an adequate pool of high-quality marketable assets; and
- liability diversification.

The lending activities of foreign currency entities are conducted mainly on a fully matched basis.

Market risk | Liquidity risk

Various group company ALCOs

Group ALCO

Group Finance Committee

Nedcor Audit Committee

Nedcor Board of Directors

Repricing gap 2001
(Rbn)


150
130
110
90
70
50
30
10
0
-10
-30
-50
-70
-90
-110
-130
<3 months
3–6 months
6–12 months
1–5 years
>5 years
Non-rate-sensitive
Off-balance-sheet
Liabilities
Assets
Cumulative gap
Period gap

Repricing gap 2000
(Rbn)


130
110
90
70
50
30
10
0
-10
-30
-50
-70
-90
-110
<3 months
3–6 months
6–12 months
1–5 years
>5 years
Non-rate-sensitive
Off-balance-sheet
Liabilities
Assets
Cumulative gap
Period gap

TRADING RISK MANAGEMENT

Risk philosophy

The risk philosophy of the organisation is that no risk is taken unless it is fully understood and can be effectively managed. The policies and parameters governing trading risk exposures are approved at various management levels, with ultimate responsibility for capital allocation and aggregate risk limits residing with the Nedcor Board. The Group Finance Committee, a subcommittee of the Audit Committee and consisting of non-executive directors, plays a key role in ensuring the board's understanding of the risks to which the organisation is exposed. The group's Treasury Risk Control Unit is instrumental in ensuring that trading limits are compatible with a level of risk acceptable to the board, that they reflect an appropriate risk/reward ratio and that they take into account the nature of the products and markets involved.

Risk culture

Risk management is a multilayered process that extends beyond risk management frameworks, processes, methodologies and tools. The mathematical/statistical quantification of risks and the maintenance of effective limit processes constitute only one key element of an integrated approach to risk management. The development and maintenance of an appropriate risk and control culture are as important as using the most sophisticated quantitative risk model. There are ongoing initiatives to ensure that an appropriate risk culture is reinforced.

Risk Control Unit

Independent oversight of trading risks is performed by the group's Treasury Risk Control Unit, which is independent of the business areas, with ultimate accountability to the board. This unit consists of Trading Market Risk Management, Treasury Trading Credit Risk and Treasury Middle Office, and is structured to promote an integrated approach to the management of treasury market, credit and operational risk.

The skill competencies required of each individual within the Treasury Risk Control Unit are diverse and include financial and risk management skills, quantitative analytical skills, strong communication and consensus-building skills, product knowledge, practical knowledge of the trading and valuation processes, and expertise in multiple-technology environments.

Risk process

Trading risk is managed according to a framework that enhances transparency in respect of risk-taking activities, promotes a risk management culture and provides the basis for a comprehensive risk management process. This process ensures that risks are identified, understood, measured and effectively managed and communicated at all times by the group's Treasury Risk Control Unit, which independently reviews and analyses significant risk concentrations throughout the group. The risk management process is designed to achieve an acceptable balance between risk and reward, while promoting successful participation in the various markets in support of the group's diverse client needs.

Trading activities

Nedcor trades primarily in the foreign exchange, interest rate and equity markets. Instruments actively deployed are interest rate swaps, forward rate agreements, bonds, bond options, equities and equity derivatives. Currency options, commodities and commodity derivatives are traded on a limited basis.

Trading market risk management

The Trading Market Risk Management Department monitors risk throughout Nedcor, including Nedcor Investment Bank and offshore operations. The market risk management process complies with international best practice and has been reviewed by internal auditors as well as expert international consultants.

Risk management

Treasury trading credit risk

The Treasury Trading Credit Risk Department is currently implementing a process to comply with best market practice. The monitoring of trading credit risk exposures now includes a total risk exposure measure, made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. In terms of active management of credit risk there is continued emphasis on the use of credit mitigation strategies such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has potentially been a high risk of default.

The credit equivalent exposure of derivative financial instruments is reflected below.

Positions in derivative instruments as at 31 December 2001

Rm	Nominal value	Fair value of assets	Credit equivalent exposure
Foreign exchange contracts			
Less than one year	141 522	22 169	23 584
One to five years	9 277	2 582	3 046
Over five years	5 185	2 310	2 569
Interest rate contracts			
Less than one year	203 381	768	768
One to five years	109 605	1 903	2 451
Over five years	33 983	1 954	2 124
Total	502 953	31 686	34 542

Treasury Middle Office

The Treasury Middle Office enables and facilitates operational risk management within the treasury environment, focusing on the effectiveness and efficiency of systems, processes, policies and procedures. With increased international and regulatory focus on operational risk, as evidenced by the proposed new Basle Capital Accord, Middle Office is proactively and continuously refining systems, processes, policies and procedures. There are ongoing initiatives to promote a high degree of straight-through processing, thereby reducing the risks that arise from human intervention.

Risk methodologies

Market risk exposures are measured using three different methods, namely:

- sensitivity analysis;
- value-at-risk; and
- stress scenario analysis.

Nedcor's current limit structure is based on sensitivity analysis whereby the impact on earnings of specified moves in interest rates, prices and exchange rate is measured. This method of risk exposure measurement is conservative, as all market factors are assumed to move adversely at the same time. For the year ended 31 December 2001 average market risk exposure was 0,26% of Nedcor's capital and reserves.

Value-at-risk

Value-at-risk (VaR) has been implemented for Nedcor. This risk measure estimates the largest potential loss in pretax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by Nedcor represents the overnight loss that has less than 1% chance of occurring under normal market conditions.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to the various portfolios on a monthly basis to determine potential future exposure. Trading risk reserves are then created as a function of potential future exposure as well as empirical risk evidence.

While VaR captures Nedcor's exposure under normal market conditions, scenario analysis and, in particular, stress testing are used to add insight to the possible outcomes under abnormal market conditions. Nedcor uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, thereby reflecting the decreased liquidity that frequently accompanies market shocks. Key to the effectiveness of the scenario analysis programme is the timely review of the continued applicability of the scenarios, and this is built into the risk management process.

Historical VaR (99%, one day) by risk type

R000	Average	Minimum	Maximum	Year-end
2001				
Foreign exchange	3 586	909	11 658	2 660
Interest rate	6 800	4 327	16 648	9 471
Equity products	4 052	1 205	5 320	5 148
Diversification	(5 151)			(3 722)
Total VaR exposure	9 287	2 336	15 234	13 557
Sensitivity exposure	40 185	19 682	98 170	46 667

Daily risk exposure for year ended December 2001


Rm
120
100
80
60
40
20
0
Jan 01
Dec 01
Sensitivity
VaR

Historical VaR (99%, one day) by group entity

R000	Nedcor Bank	NIB	COGH Bank	Total
2001				
Average	1 577	7 710	–	9 287
Minimum	330	1 068	–	2 336
Maximum	6 432	11 867	–	15 234
Year-end	2 354	11 203	–	13 557

Note: Nedcor Bank includes offshore operations.

Operational risk

Operational risk is the risk of loss arising from inadequate or failed processes, technology or human performance or from external events. It can cause financial loss, reputational loss, loss of competitive position or regulatory sanctions. Such risk can be minimised by the implementation of adequate infrastructure, controls, systems and trained and competent staff.

Risk profiles and the control environment (qualitative)

The group makes use of a risk assessment methodology aligned with best market practice requirements to identify, assess, monitor and manage risks in the group at strategic, business and process levels.

The table below depicts the hierarchy of the information.


Objective
Risk 1
Risk 2
Risk 3
Causal factor 1
Causal factor 2
Causal factor 3
Action plans
Action plans

Risk assessments start with the objectives of management for a particular business unit, and risks identified are anything that could prevent management from achieving its objectives. These risks, once identified, are classified into one of the major risk categories, as described, and further classified into subrisk categories.

Risk management

In addition, the risks are assessed in terms of the impact they will have on business objectives should those risks result in negative consequences, as well as in terms of the likelihood of the consequences occurring, given the controls in place to manage or mitigate the risks. The product of these ratings is then plotted on a residual-risk graph divided into thresholds indicating whether a risk is higher than the risk appetite of the group. The graph below provides an illustration of what is available to line management to view its risk profile information.


High
Unacceptable
Impact
Acceptable
Caution
Low
Low
Likelihood
High

Once risks have been identified, the factors causing or contributing to the risks are identified and classified. From an operational perspective causal factors are classified into people, process, system and external events.

Management, in cooperation with the risk functions, then formulates action plans to mitigate the risks to acceptable levels of risk exposure. The management of operational risk is based on a system of internal control. This system includes a documented organisational structure with policies, procedures and reasonable segregation of duties that are communicated throughout the group. It has its foundation in the charter of employment, which aims to foster and further a sound ethical climate. The careful selection, training and development of staff contribute to a risk monitoring and control culture.

The classification of risks and causal factors enable the creation of risk scorecards that provide management with information on risks, the level of exposure to identified risks as well as the factors causing or contributing to risks. Linked to these scorecards are detailed action plans that can be tracked through a web-based risk management system. This system enables dynamic risk management and monitoring of risk on an enterprise-wide basis.

A component of each risk assessment is the evaluation of the environment within which controls operate. The internationally accepted CoCo model of control is used in this assessment. The results give an indication whether the environment within which controls operate is conducive to effective risk management. Among other issues the assessment evaluates the culture, competencies required to achieve business objectives and the flexibility of the business to adapt to change in the business environment.

Elements of this culture include:
- trust;
- communication;
- competence;
- ethics;
- leadership;
- morale; and
- teamwork.

The corporate governance framework for operational risk management includes monitoring committees such as:
- the Audit Committee; and
- the Internal Control Risk Monitoring Committee.

Monitoring functions include:
- group internal audit;
- group compliance;
- business continuity;
- corporate investigations;
- human resources;
- security;
- corporate insurance; and
- legal.

Risk measurement and quantification

The purpose of risk quantification in the overall framework of risk management is to entrench a proactive and risk-aware culture by including risk management measures in the performance management and incentive programmes of the group. Risk performance and quantification measures have to be developed at all levels within the group and aligned with the overall objectives of the group to contribute to the growth and protection of shareholder wealth.

Risk quantification also enables better allocation of economic capital to business lines, based on risk and the quality of risk management in business lines.

A significant amount of operational-loss data is required to quantify operational risks, and this takes a considerable period of time to acquire. Nedcor is in the process of populating a loss database to enable the quantification of operational risks. This initiative is aligned with the requirements of the Basle Capital Accord and the South African Reserve Bank's aim of introducing legislation to impose a capital charge on banks for failing to manage their operational risk.

A related initiative to establish a proactive risk culture in the group is the linking of a causal risk model to loss events with a view to establishing the relationship between loss events and related causal factors. This will assist with the creation of predictive risk indicators that could be used by management to reduce exposure to losses in a more dynamic way. Another type of risk indicator is an escalation trigger. This trigger is designed to report exceptions to management if certain risk exposures are beyond the risk appetite set by management.

Group internal audit

Nedcor Group Internal Audit performs an independent, objective assurance and consulting activity designed to add value and improve the organisation's operations. Group Internal Audit assists the organisation in accomplishing its objectives by employing a systematic, disciplined approach to evaluating and improving the effectiveness of the risk management, control and governance processes. The risk monitoring services of Group Internal Audit form an essential component of the larger risk management framework.

The assurance is provided by the continuous evaluation and reporting on the adequacy, appropriateness and effectiveness of the internal control systems, as established and maintained by management and the directors, aimed at the achievement of performance and profitability goals, the safeguarding of assets and the efficient use of resources. The reliability and integrity of financial and operating information generated is evaluated.

The audit approach is designed to strike an optimal balance between focusing on the areas of the group's business with the highest inherent risk and achieving adequate coverage of the number of areas audited within a given period.

Group Internal Audit promotes good corporate governance and leading operational risk management practices to enable the group to adapt its control environment to the changing risk profiles brought about by changes in the business. It recognises that the approach of the group to risk management needs to match the dynamic and highly regulated environment in which it operates.

Group compliance

The group compliance framework, adopted in 2001, requires that all of the Nedcor Group's businesses and functions establish processes for identifying, evaluating and managing key compliance risks faced by the group.

Since it is a provider of financial services, the group's business is the managed acceptance of risk. The system of compliance monitoring is an essential and integral part of the risk management process. As part of the annual preparation of its compliance plan all of the group's businesses and functions are required to carry out a review of compliance risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of compliance controls in place to manage them.

Established procedures are in place to comply with the requirements of regulation 47 of the Banks Act 94 of 1990. The Audit Committee assesses the effectiveness of the compliance function on the basis of:

- the Group Compliance Officer has reporting lines to the Group Chief Executive and Audit Committee, and reports to the Group Financial Director;
- Group Compliance advising management on the extent to which the compliance function is effective, adequate to manage business risk, safeguards the group's reputation and ensures compliance with legislative and regulatory requirements;
- each subsidiary, which is subject to regulation 47, having a compliance officer; and
- Group Compliance receiving regular compliance reports, which are summarised and reported by the Group Compliance Officer to the Audit Committee. In the case of international subsidiaries, compliance matters are considered at subsidiary board level.

Nedcor Forensic and Protection Services

Nedcor Forensic and Protection Services (NFPS) is responsible for the subprocesses of operational risk management, more specifically fraud and security risk management.

NFPS accepts that in most transactions some risk is unavoidable. The operational risk management process

Risk management

focuses on being proactive and monitoring, preventing, detecting, investigating and recovering losses suffered. The department assesses, measures, reviews and creates fraud awareness, ensuring proper operational management of fraud and security risks at all times.

NFPS receives clear direction and firm support from executive management in this regard. This ensures that Nedcor maintains an appropriate risk profile in its pursuit of growth in all the areas of business in which it operates. Furthermore, NFPS continues to entrench a culture of zero tolerance of crime, which includes dishonesty, non-adherence to procedures, negligence, breach of fiduciary duties, fraud, theft and other irregularities.

Fraud risk

Fraud risk is a function of the predisposition of the workforce towards committing crime and opportunities for crime that exist in the workplace. This includes negligence, dishonesty, non-adherence to procedures, and policies, as well as non-performance of security or fiduciary duties in terms of contract of employment or common or statutory law.

Measures introduced in respect of the management of fraud risk include:

- various fraud awareness and training initiatives;
- increased staff vigilance and effective governance structures;
- clear direction from and firm support of management as regards a culture of zero tolerance of crime;
- improved risk control processes and dedicated structures;
- groupwide publication of success in combating crime widely, creating a hard-target image for Nedcor in the minds of criminals;
- proactive and timeous utilisation of a range of tools and techniques to identify and prevent potential losses;
- effective management and implementation of policies governing employee behaviour and rewarding staff for preventing fraud, eg the Loss Prevention Incentive Scheme; and
- establishing an independent reporting line for fraud, with guaranteed anonymity.

Security risk

Security risk comprises physical security, information security and staff integrity. Physical security risk management entails the process of protecting physical assets and the wellbeing of staff, clients and the public. This includes the protection of the image and reputation of the bank by providing a safe and secure environmentally friendly business.

Measures introduced in respect of security risk include:

- development of a new joint-operations centre and strategy-integrating, alarm-monitoring, guarding, investigative and response proactive patrol and emergency management services;
- deployment and effective utilisation of regional security managers within provinces;
- effective utilisation of internal resources, complementing and supporting SAPS resources. This resulted in the arrest and prosecution of 53 robbers and the identification of 109 known robbers for whom warrants of arrest have been issued, which has made Nedcor a hard target;
- effective management of suppliers, ensuring value-added and cost-effective security risk management services;
- effective utilisation of intelligence, which resulted in a number of preventions;
- support and enablement, where possible, of the investigation, arrest, prosecution and imprisonment process in respect of robbers and burglars to the fullest extent of the law;
- continued provision of training, guidance and support to the SAPS and Justice Department in respect of the investigation and prosecution of ATM robbers, which included videos; and
- assumption of a pivotal role in the determination and implementation of anticrime strategies in the Banking Council and SAPS priority committees for the financial industry.

Occupational health and safety

Nedcor established an effective occupational health and safety policy and office to manage identified hazards through the implementation, maintenance and continued improvement of occupational health and safety management systems.

Business continuity management

A business continuity management office was established in 1999 and a comprehensive business continuity policy is in place, which is reviewed annually. An Emergency Management Centre was also established to handle disaster situations.

The business continuity planning strategy is based on a model that deals with business continuity planning in terms of prevention of incidents, response to incidents, resumption of critical functions after incidents, recovery of non-critical functions and restoration of functions.

Business continuity representatives were appointed in all divisions in the group, with responsibility for business continuity in their areas.

Business impact analyses, as well as the identification of critical business functions in the group and requirements to continue such functions in an emergency, were completed and updated.

The risks following the 11 September 2001 incidents were reviewed, and the situation and possible impact on the group are being monitored and analysed continuously.

Staff integrity

A staff integrity function was established as a management process to measure, identify and manage human risks in employment of staff, taking cognisance of qualifications and situational, personality and external factors.

This is a proactive process aimed at curbing employee theft or fraud. A scientific and fair identification process is utilised to screen prospective employees, contractors and temporary staff in support of existing staff recruitment and fraud prevention processes.

Anti-money-laundering control

Nedcor established an anti-money-laundering control office to ensure compliance with the Financial Intelligence Act (38 of 2001) and the Prevention of Organised Crime Act (121 of 1998).

A number of other initiatives were launched to ensure compliance with the regulations of these acts, which are still to be promulgated. These initiatives include an interbank project on training and the establishment of a generic 'know your client' policy.

HUMAN RESOURCES RISK

During 2002 Group Human Resources conducted a risk profile assessment at a strategic level. The overall aim was to obtain reasonable assurance that the objectives of Human Resources would be met. The assessment was based on the significance of each objective and on the certainty of achieving it with a view to measuring the impact on performance. The following strategic objectives were confirmed:

- Compliance with legal policy and corporate governance requirements.
- Formalisation and positioning of group human resources policies.
- Sensitising of the organisation for employment equity and diversity.
- Meeting of affirmative-action targets.
- Attraction and retention of critical staff.
- People development in line with identified competencies.
- Succession planning in line with identified leadership competencies.
- Adherence to defined values.
- Seamless delivery of human resources services.
- Facilitation of staff wellbeing and health.
- Constructive employee relationships, including relationships with unions.
- Appropriate reward structures.

The following, in order of priority, are the objectives that involve the highest degree of risk:

- To have competent and fulfilled professional human resources staff who support the businesses in achieving their objectives.
- To have a diverse workforce that complies with legislation and enhances business performance (transformation).
- To attract, retain and develop staff in order to be an employer of choice.
- To ensure sound employee relations and wellbeing.
- To have real-time human resources management information in support of business objectives.

Having defined the objectives, management identified risks that would present obstacles to achieving these objectives. This was done in terms of the likelihood of specific risks occurring and their likely impact on objectives, given the existing control environment of the business.

A process has been put in place to manage risks. This process involves addressing the identified contributing factors and deciding what additional actions have to be implemented to reduce residual risks to an acceptable level.



Group Financial Director's review



Stuart Morris, Group Financial Director

Overview

This review should be read in conjunction with the attached financial statements for the Nedcor group of companies set out on pages 101 to 142.

The consolidated results of the Nedcor Group incorporate the operations of Nedcor Bank, Nedcor Investment Bank, Peoples Bank, Cape of Good Hope Bank, Imperial Bank, Gerrard Private Bank, Nedcor International and Nedcor Africa, as well as our strategic banking alliances with Capital One, Old Mutual, Pick 'n Pay and the JD Group.

Headline earnings


26
24
25
23
25
97
98
99
00
01
Headline earnings (Rm)
Headline earnings per share (c)
Growth in headline earnings per share (%)

Nedcor continued its sustained performance of excellent inflation-beating returns to shareholders, with headline earnings growing by 26% to R3 794 million (2000: R3 012 million). Headline earnings per share increased by 25% to 1 576 cents per share (2000: 1 260 cents per share), resulting in a seven-year compound growth rate of 26%. Dividends totalling 500 cents per share (2000: 400 cents per share) have been declared, with dividend cover remaining at 3,2 times. Earnings, excluding translation gain income and exceptional items, increased by a most satisfactory 18% on the previous year. The source of this income has been a solid 15% growth in South African operations and 32% growth in international operations.

The financial year has been characterised by major global events, difficult global and local markets, limited South African GDP growth, a very competitive banking sector, fluctuating interest rates and a highly volatile rand exchange rate. In this period Nedcor has successfully merged the recently acquired FBC Fidelity Bank with the former Peoples Bank and NedEnterprise Divisions of Nedcor Bank. The merger saw all processes smoothly integrated as well as final agreement being reached with the former shareholders and the South African Reserve Bank. The acquisitions of 50,1% of Imperial Bank with effect from 1 January 2001 and 74,5% of Gerrard Private Bank with effect from 1 June 2001 were also successfully completed during the year.

Accounting policies

The financial statements are prepared on the historical-cost basis, except for certain investments that are carried at fair value, and comply in all material respects with South African statements of Generally Accepted Accounting Practice (SA GAAP).

The accounting policies applied are consistent with those of the previous year, except for the adoption of the revised accounting statement on employee benefits (AC116) effective from 1 January 2001. In terms of this statement, leave pay provision in respect of past service of employees is required to be recognised in full. Previously Nedcor's policy was to provide for the estimated amount of leave that was normally encashed. This change has been applied retrospectively and the comparative amounts for 2000, as well as retained earnings for 1999, have been restated. The impact of this change is detailed in note 18.3 on page 125.

Pension fund surplus – Nedcor supports the introduction of legislation as the best way of achieving fairness and legal certainty in the division of pension fund surpluses. The principles enacted in the Pension Funds Second Amendment Act are in line with the approach taken by Nedcor in the past, with the exception of the retrospective aspects of the new legislation. The act is not yet complete and is without its supporting regulations, and therefore it has not been possible to evaluate precisely the impact on the surpluses recognised by Nedcor in the past.

Financial review

Targets and objectives

Our objectives remain to sustain growth in all areas of measurement, in real terms, and to exceed the average growth of the big four South African banks. These have been substantially achieved.

Key financial performance indicators

Indicator	Nedcor 2001 achieved %	Big four SA banks 2000 average %
Return on average shareholders' funds	25,1	20,1
Return on average assets	2,22	1,5
Net interest income to average interest-earning assets	3,15	3,90
Non-interest revenue to total income	52,0*	49,1
Specific and general risk provision charge to net interest income	20,1*	23,0
Expenses to total income	49,3*	58,3
Effective tax rate	17,2*	22,6

* *Excluding exceptional items.*

Net interest income

Net interest income (NII) grew by 11% to R5 268 million, with our interest margin, based on average interest-earning assets of R178 billion, declining to 3,15% this year from 3,47% in 2000. This resulted from the continuing pressure on margins, the negative endowment effect of lower interest rates on capital and reserves, lower global yields earned on externalised capital, the redeployment of cash to acquire Imperial Bank and Gerrard Private Bank, cash dividends paid and share buyback activity.

NII to average interest-earning assets



4,00
3,70
3,64
3,47
3,15
4 732
5 268
97
98
99
00
01
NII (Rm)
NII to average interest-earning assets (%)

Non-interest revenue

Non-interest revenue (NIR) (excluding exceptional items) grew by a substantial 33% to R5 709 million. The foundation for this increase was strong growth in commission and fees (up 20%) and exchange and securities trading (up 37%). Our core NIR grew by 20%, excluding income from translation gains, the acquisition of Imperial Bank and Gerrard Private Bank, our alliances and joint ventures as well as the profit on the sale of NedTel Cellular.

At 52,0% our NIR-to-total-income ratio is at an all-time high and ahead of our target of 45%. Excluding the items noted above, our core ratio of NIR to total income is 47,9% and still ahead of the target. Overall this was a satisfactory performance from this source of income and in line with our

Group Financial Director's review

strategy to grow NIR within an environment of continued pressure on NII.

NIR to total income


42,3
45,0
44,4
47,6
52,0
4 292
97
98
99
00
01

NIR (Rm)
NIR to total income (%)

Translation gains

The substantial decline in the value of the rand exchange rate resulted in translation gains totalling R1 359 million (2000: R495 million) accruing to reserves and earnings in accordance with SA GAAP.

Translation gains of R263 million (2000: R120 million), resulting from conversion of non-integrated foreign entities, have been taken directly to reserves. Translation gains of R1 096 million (2000: R375 million) arose from conversion of integrated offshore banking operations and are included in earnings. The integrated translation gains of R1 096 million have been differentiated as to R655 million calculated at approximately R10 to $1 and the balance of R441 million classified as an exceptional gain to reflect the abnormal depreciation of the rand towards year-end.

The total translation gains represent an accretion to Nedcor's net asset value resulting from our deliberate strategy of investing a portion of Nedcor's equity in foreign currencies.

Specific and general risk provisions

The credit climate continued to improve during 2001 and the declining trend in arrears reflected the reduced interest rate environment. Nedcor continued to focus on the attraction of higher-quality business, but is cognisant, however, of its high advances growth and continues to adopt a conservative provisioning policy. Therefore, despite the improved credit climate, the income statement provision increase of 16% corresponds to similar organic advances growth. At 20,1% the ratio of the bad debt provisions charge to NII is consistent with prior years and is in line with our objective of containing risks within acceptable levels relative to the loan portfolio. Non-performing loans represented 3,73% (2000: 3,77%) of total advances, excluding the non-performing loans of FBC Fidelity, which were fully covered by acquisition provisions.

As a consequence of the substantial depreciation in the value of the rand and the current uncertain business environment, the general risk provision has been prudently supplemented by R400 million to cover unidentified but inherent risks that may result from these exceptional events.

Specific and general provisions


14,4
17,8
19,9
19,2
20,1
97
98
99
00
01

Specific and general provisions charge (Rm)
% of NII

Expenses

Expenses increased by 19%, with our efficiency ratio of 49,3% (2000: 50,3%) breaching the 50% level for the first time. It is our target to reduce the ratio further to ensure we keep in line with international benchmarks. The expense increase was significantly influenced by the new acquisitions, the fully expensed startup development costs of strategic banking alliances and the costs of offshore operations converted into depreciated rand. Excluding the acquisitions and startups, expenditure increased by 12%.

Expenses


58,4
56,2
51,7
50,3
49,3
3 601
4 008
4 054
4 538
5 409
97
98
99
00
01
Expenses (Rm)
Expense-to-income ratio (%)

Taxation

Total taxation increased by 48% to R945 million (2000: R638 million), including the R171 million (2000: R77 million credit) in taxes on exceptional capital items. Although offshore income is increasingly being subjected to South African taxation, higher levels of dividend and non-taxable income, together with the utilisation of tax losses, assisted in achieving an effective tax rate of 17,2% (2000: 20,0%). Transaction taxes are included in total taxation.

Taxation


27,7
24,3
21,4
20,0
17,2
568
589
625
716
774
97
98
99
00
01
Taxation (Rm)
Effective tax rate (%)

Attributable income from associates

Equity-accounted income from associate investments declined by 27% to R181 million (2000: R249 million). However, taking into account the fact that Dimension Data earnings are no longer equity-accounted (2000: R91 million), equity-accounted income from all our other associates grew by a satisfactory 15%.

In view of the political uncertainty and economic circumstances prevailing in Zimbabwe, Nedcor has ceased to equity account its 29,3% interest in Merchant Bank of Central Africa. Nedcor will in future account for income from this investment only to the extent of dividends received.

Income attributable to minority shareholders

Income attributable to minority shareholders grew by 50% to R164 million (2000: R109 million) due to strong growth in earnings from Nedcor Investment Bank and the inclusion, for the first time, of the minority shareholders' income of Imperial Bank and Gerrard Private Bank.

Group Financial Director's review

Exceptional capital items

Exceptional capital items are dominated by the significant fluctuations in value of the investment in Dimension Data plc. In 2000 a surplus of R3 663 million was recognised on conversion of the holding in unlisted Dimension Data International Limited into 103 million shares in London-listed Dimension Data plc held on the London register. During 2001, arising from the global contagion in technology stocks, the value of the Dimension Data investment fell from R5,2 billion to R1,5 billion. Nedcor's holding has been written down by R3 298 million to the market price of R14,50 per share as at 31 December 2001, net of translation gains directly attributable to the Dimension Data investment and the reversal of the investment incentive bonus provision of R195 million created in 2000. Other exceptional capital items include a writedown of R131 million in the value of technology investments following a review of the values of all strategic technology and other investments.

Shareholders' funds and capital adequacy

Shareholders' funds total R15,7 billion (2000: R15,8 billion) and, together with subordinated debt instruments of R3,8 billion (2000: R0,7 billion), represent an overall capital adequacy ratio of 11,4% (2000: 13,2%), comfortably above the statutory requirement of 10%. Primary capital stands at 8,6% (2000: 11,5%), well above the guideline minimum of 7,5%. In 2000 the capital adequacy calculations were influenced by the unrealised surplus of R3,6 billion on the Dimension Data investment. The various changes to the Banks Act regulations during 2001 have been successfully implemented and the consequential effects are included in the above ratio.

Shareholders' funds


23,1
23,3
25,3
24,0
25,1
9 131
10 066
15 838
15 729
97
98
99
00
01
Shareholders' funds (Rm)
Return on assets (%)

In September 2001 secondary capital of R2 billion was successfully raised in the markets at good rates, prompted by Nedcor's strong growth in assets and market share, which optimises the balance of Nedcor's primary and secondary capital.

Balance sheet

At 2,22% our return-on-assets ratio has once again increased to record a ten-year history of year-on-year improvement.

Total assets increased to almost the R200 billion mark, representing an increase of 24,8%. This strong growth includes the assets from the acquisitions of Imperial Bank and Gerrard Private Bank for the first time, the conversion of non-rand assets at higher exchange rates due to the decline in the rand at year-end, as well as strong growth recorded in most core lending categories.

Return on assets


1,63
1,74
1,95
2,16
2,22
123 686
177 975
97
98
99
00
01
Average total assets (Rm)
Return on assets (%)

Five-year review

	GROUP				
	31 Dec 2001	31 Dec 2000	31 Dec 1999	31 Dec+ 1998	30 Sept 1997
KEY BALANCE SHEET ITEMS					
Share capital (Rm)	242	240	237	233	226
Shareholders' funds (Rm)	15 729	15 838	10 066	9 131	6 888
Deposit, current and other accounts (Rm)	177 160	140 831	118 225	106 900	87 271
Total assets (Rm)	197 691	158 259	129 844	117 527	95 644
Cash and short-term funds and securities (Rm)	22 350	19 733	14 864	12 404	12 056
Advances and other accounts (Rm)	151 329	119 774	103 783	96 483	77 857
Acceptances (Rm)	973	859	874	913	1 126
Specific provisions for bad and doubtful debts (Rm)	3 501	3 079	1 807	1 449	1 079
General provision (Rm)	1 653	1 003	1 028	419	464
Specific and general provision (Rm)	5 154	4 082	2 835	1 868	1 543
KEY INCOME STATEMENT ITEMS					
Total income (Rm)	11 418	9 024	7 845	8 737	5 909
Specific and general provisions (Rm)	1 058**	910	869	815	473
Net income before exceptional items (Rm)	4 551	3 576	2 922	2 957	1 969
Headline earnings (Rm)	3 794	3 012	2 406#	2 267	1 426
Income attributable to shareholders (Rm)	18	6 355	2 406	2 267	1 426
SHARE STATISTICS					
Weighted average number of fully paid shares in issue (millions)	241	239	235	230	222
Headline earnings per share (cents)	1 576	1 260	1 024	984	641
Earnings per share (cents)	7	2 659	1 024	984	641
Dividends per share (cents)	500	400	320	308	200
Dividend cover (times)	3,2	3,2	3,2	3,2	3,2
Net asset value per share at book value (cents)†	6 136	6 423	4 118	3 919	3 048
Share price (cents)	12 420	17 100	13 700	10 020	10 050
Market capitalisation (Rbn)	30,3	41,4	32,5	23,3	22,7
SELECTED RETURNS AND RATIOS					
Return of average shareholders' funds (%)	25,1	24,0	25,3	23,3*	23,2
Return on average total assets (%)	2,22	2,16	1,95	1,74*	1,62
Return on risk-weighted assets (%)	2,30	2,60	2,48	2,33*	2,02
Net interest income to interest-earning assets*** (%)	3,15	3,47	3,64	3,75	3,97
Non-interest revenue to total income (%)	52,0**	47,6	44,4	44,4	42,3
Expenses to total income (%)	49,3**	50,3	51,7	56,8	58,7
CAPITAL ADEQUACY					
Primary capital to risk-weighted assets (%)	8,6	11,5	10,5	8,8	9,3
Total capital to risk-weighted assets (%)	11,4	13,2	12,0	10,8	10,6
EMPLOYEES (number)	19 178	18 664	17 311	18 722	19 058
R/US$ EXCHANGE RATE	12,050	7,550	6,150	5,880	4,675

* *Annualised.*

** *Excluding exceptional items.*

*** *Based on year-on-year simple averages.*

\+ *Represents results for the 15 months ended 31 December 1998.*

\# *Adjusted headline earnings for 1999 have been calculated excluding exceptional items to ensure comparability.*

† *Excluding minority shareholders' interest and acquired shares.*

Group Financial Director's review

Value-added statement

for the year ended 31 December

	2001 Rm	2001 %	2000 Rm	2000 %
VALUE ADDED				
Value added is the wealth created from providing quality services to clients				
Net interest income	5 268	111	4 732	46
Bad-debt charge	(1 058)	(22)	(910)	(9)
Margin on lending	4 210	89	3 822	37
Non-margin-related income*	2 599	55	8 003	78
Other expenditure	(2 087)	(44)	(1 549)	(15)
	4 722	100	10 276	100
Value allocated				
– Employees	2 928	62	2 527	25
– Government (taxes)**	945	20	638	6
– Shareholders***	1 199	25	622	6
– Retentions for growth	(350)	(7)	6 489	63
Depreciation/Amortisation	667	14	647	6
Retained income	(1 017)	(21)	5 842	57
	4 722	100	10 276	100

* *Includes non-interest revenue, attributable earnings of associates and exceptional capital items (before taxation).*

** *Taxation due to central and local government as per the above is detailed in note 19 on page 125. In addition, the group was obliged to collect, on behalf of central government, employees' tax of R651 million (2000: R617 million) for the year ended 31 December 2001.*

*** *Value is allocated to shareholders in respect of cash dividends (does not include the underlying value of capitalisation share offers) and income attributable to minority shareholders.*

Value allocated 2001 (based on headline earnings)


42%
35%
9%
14%
Employees
Government
Shareholders
Retention for growth

Value allocated 2000 (based on headline earnings)


45%
36%
10%
9%
Employees
Government
Shareholders
Retention for growth

Currency balance sheet

as at 31 December

	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
2001					
Total assets	147 037	8 463	36 076	6 115	197 691
Cash and short-term funds	4 985	248	5 238	507	10 978
Other short-term securities	6 802	2 532	1 286	752	11 372
Government and public sector securities	9 854		1 238	1 535	12 627
Advances and other accounts	118 534	5 450	24 381	2 964	151 329
Customers' indebtedness for acceptances	885	3	72	13	973
Associate and other investments	1 545	205	3 832	239	5 821
Fixed and intangible assets	4 432	25	29	105	4 591
Total liabilities	141 588	7 468	27 977	4 929	181 962
Subordinated debt instruments	3 130		699		3 829
Deposit, current and other accounts	137 573	7 465	27 206	4 916	177 160
Liabilities under acceptances	885	3	72	13	973
Net assets	5 449	995	8 099	1 186	15 729
Total shareholders' funds	10 626	727	3 940	436	15 729
Group funding*	5 177	(268)	(4 159)	(750)	
2000					
Total assets	122 327	1 161	31 955	2 816	158 259
Cash and short-term funds	5 209	37	7 179	435	12 860
Other short-term securities	6 186		385	302	6 873
Government and public sector securities	5 705		509	672	6 886
Advances and other accounts	99 923	1 097	17 515	1 239	119 774
Customers' indebtedness for acceptances	803	2	40	14	859
Associate and other investments	2 064	22	6 307	125	8 518
Fixed and intangible assets	2 437	3	20	29	2 489
Total liabilities	115 353	1 542	23 390	2 136	142 421
Subordinated debt instruments	293		438		731
Deposit, current and other accounts	114 257	1 540	22 912	2 122	140 831
Liabilities under acceptances	803	2	40	14	859
Net assets	6 974	(381)	8 565	680	15 838
Total shareholders' funds	11 287	143	4 359	49	15 838
Group funding*	4 313	524	(4 206)	(631)	

** Includes non-rand funding between group subsidiaries and branches, and balance sheet currency mismatches.*

Group Financial Director's review

Capital adequacy

as at 31 December

	Average assets 2001 Rm	Average assets 2000 Rm	Percentage weighting %	Weighted assets 2001 Rm	Weighted assets 2000 Rm
Money, interbank deposits and claims on central government	47 888	27 482	0	–	–
Land Bank and other public sector bodies	1 419	1 208	10	142	121
Trade transactions with recourse to other banks	23 247	8 901	20	4 649	1 780
Residential mortgage loans	29 620	28 156	50	14 811	14 079
All other assets	127 862	89 689	100	127 862	89 689
Total on-balance-sheet items	230 036	155 436		147 464	105 669
Counterparty risk	20 144	10 867	0 – 100	3 277	2 134
Off-balance-sheet items	19 031	13 749	0 – 100	11 743	8 411
Central securities depository participation	153 884		0	–	
Large exposure	221		1 000	2 206	
Total average assets	423 316	180 052		164 690	116 214
CAPITAL AVAILABLE					
Primary (tier 1)					
Share capital				826	352
Primary reserves				13 142	12 581
Nedcor Limited				179	423
				14 147	13 356
Secondary (tier 2)					
Long-term subordinated debt and other				3 276	1 242
General provisions and other				1 296	740
				4 572	1 982
Total capital available				18 719	15 338
Total capital to risk-weighted assets (%)					
Primary				8,6	11,5
Secondary				2,8	1,7
Total				11,4	13,2

Changes to the Banks Act regulations affecting the determination of the required level of capital adequacy to 10% of risk-weighted assets came into effect on 1 October 2001. The group is well-capitalised and holds capital to risk-weighted assets of 11,4% as at 31 December 2001.

Capital adequacy


5 913
7 468
7 116
9 577
7 753
11 629
9 297
15 338
16 469
18 719
97
98
99
00
01
Capital required (10%) (Rm)
Capital available in banking operations (Rm)

Assets: banking operations


73,9
91,3
89,0
109,2
96,9
123,7
116,2
144,1
164,7
178,0
97
98
99
00
01
Risk-weighted assets (Rbn)
Average total assets (Rbn)

Average balance sheet and related interest

as at 31 December

	2001			2000		
	Average balance sheet	%	Interest Rm	Average balance sheet	%	Interest Rm
ASSETS						
Short-term funds and securities	24 051	6,83	1 643	18 021	8,06	1 453
Government stock	7 396	10,13	749	6 921	10,06	696
Advances and other accounts						
Mortgage loans	45 718	13,02	5 953	38 635	13,78	5 325
Lease and instalment debtors	13 650	13,97	1 907	9 506	14,72	1 399
Bills and acceptances	3 125	11,74	367	2 992	12,17	364
Overdrafts	13 575	14,87	2 018	12 492	15,52	1 939
Term loans and other*	54 998	8,27	4 549	41 423	9,80	4 060
INTEREST-EARNING ASSETS	162 513	10,58	17 186	129 990	11,72	15 236
Other non-interest-earning assets, cash, investments and fixed assets	10 747			7 698		
Total assets	173 260	9,92	17 186	137 688	11,07	15 236
LIABILITIES						
Deposit and loan accounts	94 350	8,76	8 263	72 974	10,11	7 375
Current and savings accounts	22 995	3,53	812	19 985	4,39	878
Negotiable certificates of deposit	14 547	10,35	1 506	10 893	10,95	1 193
Other liabilities**	23 941	4,60	1 102	20 983	4,51	946
Subordinated debt	2 140	10,98	235	1 040	10,77	112
INTEREST-BEARING LIABILITIES	157 973	7,54	11 918	125 875	8,34	10 504
Share capital and reserves	15 287			11 813		
TOTAL LIABILITIES	173 260	6,88	11 918	137 688	7,63	10 504
Margin on average assets		3,04			3,44	
NET INTEREST TO INTEREST-EARNING ASSETS						
– on average balances	162 513	3,24	5 268	129 990	3,64	4 732
– on year-on-year simple average	167 265	3,15	5 268	136 502	3,47	4 732

Where possible, averages are calculated on daily balances.

* *Includes: term loans, preference shares, factoring debtors, other lending-related instruments, customers' indebtedness for acceptances and general provision.*

** *Includes: foreign currency liabilities, liabilities under acceptances, creditors and other accounts.*

Net interest margin



4,00
3,70
3,64
3,47
3,15
3,42
3,04
2,91
2,80
2,52
97
98
99
00
01
Net interest margin
Interest margin after bad debts

Net interest income to interest-earning assets



4,00
3,70
3,64
3,47
3,15
136,5
167,3
97
98
99
00
01
Average interest-earning assets (Rbn)
Net interest income to average interest-earning assets (%)

Interest rate risk analysis

as at 31 December

	Interest-rate-sensitive						
	<3 months Rm	3 months <6 months Rm	6 months <1 year Rm	1 year <5 years Rm	>5 years Rm	Non-rate-sensitive Rm	Total Rm
2001							
Cash and short-term funds	3 657					7 321	10 978
Other short-term securities	6 520	3 548	1 304				11 372
Government and public sector securities	1 949	107	1 070	5 294	4 207		12 627
Advances and other accounts	121 938	1 749	1 997	10 739	9 064	5 842	151 329
Loans to banks	11 119						11 119
Loans and advances to clients	110 819	1 749	1 997	10 739	9 064	1 242	135 610
Other assets						4 600	4 600
Associated and other investments						5 821	5 821
Fixed and intangible assets						4 591	4 591
Customers' indebtedness for acceptances						973	973
Total assets	134 064	5 404	4 371	16 033	13 271	24 548	197 691
Total shareholders' funds						15 729	15 729
Subordinated liabilities		1 066			2 763		3 829
Deposit, current and other accounts	128 329	10 120	9 994	12 185	624	15 908	177 160
Deposit by banks	29 609	415	2 430				32 454
Deposit by clients	90 850	4 655	4 500	10 989	621	6 736	118 351
Negotiable certificates of deposit and repurchase agreements	7 870	5 050	3 064	1 196	3		17 183
Other liabilities						9 172	9 172
Liabilities under acceptances						973	973
Total liabilities	128 329	11 186	9 994	12 185	3 387	32 610	197 691
Off-balance-sheet items	7 087	682	2 759	(7 570)	(2 958)		–
Interest rate sensitivity gap	12 822	(5 100)	(2 864)	(3 722)	6 926	(8 062)	
Cumulative gap	12 822	7 722	4 858	1 136	8 062	–	
2000							
Cash and short-term funds	9 980					2 880	12 860
Other short-term securities	5 667	1 083	113	8	2		6 873
Government and public sector securities	1 412		231	3 814	1 429		6 886
Advances and other accounts	97 745	2 154	3 341	6 015	4 775	5 744	119 774
Loans to banks	5 488						5 488
Loans and advances to clients	92 257	2 154	3 341	6 015	4 775	1 852	110 394
Other assets						3 892	3 892
Associated and other investments						8 518	8 518
Fixed and intangible assets						2 489	2 489
Customers' indebtedness for acceptances						859	859
Total assets	114 804	3 237	3 685	9 837	6 206	20 490	158 259
Total shareholders' funds						15 838	15 838
Subordinated liabilities		79		213	439		731
Deposit, current and other accounts	102 707	7 081	8 520	10 350	176	11 997	140 831
Deposit by banks	13 004						13 004
Deposit by clients	80 964	3 339	5 478	9 835	172	3 746	103 534
Negotiable certificates of deposit and repurchase agreements	8 739	3 742	3 042	515	4		16 042
Other liabilities						8 251	8 251
Liabilities under acceptances						859	859
Total liabilities	102 707	7 160	8 520	10 563	615	28 694	158 259
Off-balance-sheet items	6 411	(151)	(198)	(4 320)	(1 742)		–
Interest rate sensitivity gap	18 508	(4 074)	(5 033)	(5 046)	3 849	(8 204)	
Cumulative gap	18 508	14 434	9 401	4 355	8 204	–	

Financial statements and statutory information

NEDCOR

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)




Peoples Bank
Now you can
CAPE OF GOOD HOP
BANK
EDC
ESTMENT
TOWN
EDBA

Contents

Financial statements

Statutory information

Directors' responsibility

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities management has developed and continues to maintain a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit Committee and other risk-monitoring committees and functions.

The internal financial controls include risk-based systems of accounting and administrative controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and an appropriate segregation of duties. The controls are monitored by management and include a comprehensive budgeting and reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control the group internal audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going-concern basis in preparing the group annual financial statements.

These financial statements have been approved by the board of directors and are signed on its behalf by:

CF Liebenberg
Chairman

RCM Laubscher
Chief Executive

Sandown
11 February 2002

Certificate from the Company Secretary

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 December 2001 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

GS Nienaber
Company Secretary

Sandown
11 February 2002

Report of the independent auditors

TO THE MEMBERS OF NEDCOR LIMITED

We have audited the financial statements and group financial statements, set out on pages 104 to 142, for the year ended 31 December 2001. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 December 2001 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act.

KPMG Inc

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandown
11 February 2002

Statutory report

Nature of business
Nedcor Limited ('Nedcor' or 'the company') is a registered bank-controlling company that, through its subsidiaries, provides a wide range of financial services.

Financial results
Full details of the financial results are set out on pages 106 to 142.

Share capital
Details of the authorised and issued share capital, together with details of shares issued and options granted during the year, appear in note 12 to the financial statements.

Ownership
The holding company of Nedcor is Old Mutual Life Assurance Company (SA) Limited and associates, which hold 52,30% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in the United Kingdom.

Dividends
Details of the dividends appear in note 20 to the financial statements.

Directors
Details of the directors are given on pages 144 to 145 of this annual report.

The directors who, in terms of the articles of association, retire by rotation at the annual general meeting are Messrs BJS Hore, PG Joubert, RCM Laubscher, ME Mkwanazi, DGS Muller, AA Routledge and GS van Niekerk. All retiring directors are eligible and offer themselves for reelection. Mr AJ Trahar resigned with effect from 20 February 2001, while Mr GH Bulterman retired on 21 June 2001. Mr JH Sutcliffe was appointed as a director of the company with effect from 10 December 2001 and, in terms of the articles of association, retires at the annual general meeting but, being eligible, offers himself for reelection.

Company Secretary and registered office
The Company Secretary is Mr GS Nienaber and his address, as well as that of the registered office, is Nedcor Limited, Nedcor Sandton, 135 Rivonia Road, Sandown, 2196.

Contracts
No contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries were entered into during the year. Mr CF Liebenberg disposed of his minority involvement in Nedcor's Offshore IT Fund during the year under review.

Insurance
The group's captive insurance company provides cover up to R50 million per claim and R300 million in the aggregate in respect of bankers' bond, computer crime and professional indemnity risks. Losses in excess of R50 million are fully insured up to R2 billion.

Subsidiary companies
Details of principal subsidiary companies are reflected on page 141.

The following special resolutions were passed by Nedcor Investment Bank Holdings Limited ('NIBH') at its annual general meeting of members on 20 April 2001 and were registered by the Registrar of Companies on 7 May 2001:

- a special resolution to enable NIBH to acquire its own issued shares from time to time on such terms and conditions and in such amounts as the directors may decide from time to time, subject to certain statutory and regulatory provisions;
- a special resolution to enable NIBH to acquire the shares issued by NIBH's holding company on such terms and conditions and in such amounts as the directors may from time to time decide, subject to certain statutory and regulatory provisions; and
- a special resolution to enable the subsidiaries of NIBH to acquire issued shares of NIBH from time to time on such terms and conditions and in such amounts as the directors may decide from time to time, subject to certain statutory and regulatory provisions.

Cape of Good Hope Bank Limited passed a special resolution abrogating its existing articles of association in their entirety, replacing these with the new articles on 22 May 2001, which were registered by the Registrar of Companies on 29 May 2001.

There has been no material change in directors' interests since 31 December 2001. There are 2 275 037 (2000: 2 176 762) options outstanding that were granted to executive directors in terms of the Nedcor Group (1994) Employee Incentive Scheme.

Repurchase of shares
During March 2001, in terms of the general authority granted by shareholders, a wholly owned subsidiary of Nedcor acquired a total of 340 000 Nedcor shares (constituting approximately 0,13% of Nedcor's issued share capital) at an average price of R139,56 per share

(total consideration paid: R47,45 million). The Nedcor shares repurchased in terms of the general authority are treated as treasury shares. As such, these shares have no voting rights and are disregarded in calculating earnings and net asset value per share. As the shares had been acquired by a Nedcor subsidiary (and not by Nedcor itself), application was not made to the JSE Securities Exchange South Africa, on which Nedcor shares are listed, for the reduction in the number of Nedcor shares listed.

Members will be requested to renew the general authority enabling the company or a subsidiary of the company to repurchase shares.

Post-balance-sheet events

The directors are not aware of any material post-balance-sheet events.

Directors' interests

As at 31 December the directors' interests in shares in the company were as follows:

	Beneficial				Non-beneficial			
	Direct		Indirect		Direct		Indirect	
	2001	2000	2001	2000	2001	2000	2001	2000
Clewlow WAM			2 000					
Curtis PTW							3 514	3 514
Hore BJS								
Joubert PG			15 000	15 000				
Katz MM			3 000	2 588				
Laubscher RCM	62 425	119	14 515	14 515			28 318	28 318
Leeming MJ			115 057	169 225				
Levett MJ	4 000							
Liebenberg CF	110	110	20 658	20 658				
Magwaza JB	100	100						
Mkwanazi ME	100	100						
Molobi E								
Morris SG		103	23 179	23 076*				
Muller DGS	16 140	16 140	21 057	21 057				
Ndlovu ML			10 711	2 083				
Parker CC	100	100						
Roberts JVF								
Routledge AA	3 467	3 467	57 692	57 692*				
Sutcliffe JH								
van Niekerk GS								
Venter WP		100		34 029				
	86 442	20 339	282 869	359 923			31 832	31 832

* *Restated.*

Income statements

for the year ended 31 December

		GROUP		COMPANY	
	Notes	2001 Rm	2000 Rm	2001 Rm	2000 Rm
Interest income		17 186	15 236	41	42
Interest expense		11 918	10 504		
Net interest income		5 268	4 732	41	42
Non-interest revenue	18.1	5 709	4 292	1 000	460
Exceptional non-interest revenue	18.1	441			
Total income		11 418	9 024	1 041	502
Specific and general provisions	7.4	1 058	910		
Exceptional general risk provision	7.4	400			
Net income		9 960	8 114	1 041	502
Expenses	18.2	5 409	4 538	4	2
Net operating income before exceptional capital items		4 551	3 576	1 037	500
Exceptional capital items		(3 605)	3 277		
Net capital (loss)/profit on investment in Dimension Data		(3 298)	3 663		
Amortisation of goodwill and investment writedown/loss	9.3, 10.4	(273)	(280)		
Writedown of fixed assets		(34)	(106)		
Net income before taxation		946	6 853	1 037	500
Taxation	19.1	774	715	(7)	
Taxation on exceptional capital items	19.2	171	(77)		
Net income after taxation		1	6 215	1 044	500
Attributable earnings of associates	9.3	181	249		
Income attributable to minority shareholders	13	(164)	(109)		
Income attributable to shareholders		18	6 355	1 044	500
Appropriations:					
Dividends	20	1 035	513	1 044	513
Transfer to non-distributable reserves		74	280		
Balance of retained (loss)/income		(1 091)	5 562	–	(13)
Earnings per share (cents)	21	7	2 659		
Headline earnings per share (cents)	21	1 576	1 260		
Fully diluted earnings per share (cents)		7	2 602		
Fully diluted headline earnings per share (cents)		1 562	1 233		
Dividends per share (cents)	20	500	400		
Dividend cover (times)		3,2	3,2		

HEADLINE EARNINGS

Headline earnings		3 794	3 012
After excluding			
Exceptional capital items		(3 605)	3 277
Taxation on exceptional capital items		(171)	77
Share of exceptional capital items attributable to minorities			(11)

Balance sheets

as at 31 December

		GROUP		COMPANY	
	Notes	2001 Rm	2000 Rm	2001 Rm	2000 Rm
ASSETS					
Cash and short-term funds	3	10 978	12 860		
Other short-term securities	4	11 372	6 873		
Government and public sector securities	5	12 627	6 886		
Advances and other accounts	6	151 329	119 774	46	220
Subsidiary companies	8			3 353	2 906
Associate and other investments	9	5 821	8 518	7	7
Fixed property	10.1	1 392	1 149		
Equipment	10.2	680	644		
Intangible assets	10.3	1 247	696		
Goodwill	10.4	1 272			
Customers' indebtedness for acceptances		973	859		
Total assets		197 691	158 259	3 406	3 133
SHAREHOLDERS' FUNDS AND LIABILITIES					
Share capital	12	242	240	244	242
Reserves		14 606	15 174	3 161	2 890
Ordinary shareholders' interest		14 848	15 414	3 405	3 132
Minority shareholders' interest	13	881	424		
Total shareholders' funds		15 729	15 838	3 405	3 132
Subordinated debt instruments	14	3 829	731		
Deposit, current and other accounts	15	177 160	140 831	1	1
Liabilities under acceptances		973	859		
Capital, reserves and liabilities		197 691	158 259	3 406	3 133
Guarantees on behalf of clients excluded from assets	16	11 036	8 727		

Statement of changes in ordinary shareholders' interest

for the year ended 31 December

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
ANALYSIS				
Share capital	242	240	244	242
Balance at beginning of year	240	237	242	237
Issued during the year	2	5	2	5
Less: Shares acquired by subsidiary company		(2)		
Share premium	1 326	934	2 300	2 029
Balance at beginning of year	934	833	2 029	1 692
Issue of shares	448	405	272	339
Share issue expenses	(9)	(3)	(1)	(2)
Less: Shares acquired by subsidiary company	(47)	(301)		
Distributable reserves	12 577	13 724	820	820
Balance at beginning of year	13 724	8 248	820	833
Change in accounting policy (note 18.3)		(127)		
Balance of retained (loss)/income	(1 091)	5 562		(13)
Transfer (to)/from non-distributable reserves	(40)	26		
Other	(16)	15		
Non-distributable reserves	703	516	41	41
Reserves not available for distribution	166	264		
Balance at beginning of year	264	268		
Transfer from retained income (note 12.3)	74	280		
Release of reserves previously not available (note 12.3)	(172)	(284)		
Foreign currency translation reserve	383	120		
Balance at beginning of year	120			
Foreign currency translation current year	263	120		
Other	154	132	41	41
Balance at beginning of year	132	175	41	41
Transfer from/(to) distributable reserves	40	(26)		
Other	(18)	(17)		
Ordinary shareholders' interest	14 848	15 414	3 405	3 132
SUMMARY				
Share capital	242	240	244	242
Reserves	14 606	15 174	3 161	2 890
Share premium	1 326	934	2 300	2 029
Distributable reserves	12 577	13 724	820	820
Non-distributable reserves	703	516	41	41
Ordinary shareholders' interest	14 848	15 414	3 405	3 132

Cash flow statements

for the year ended 31 December

	Notes	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
Cash flow from operating activities		6 455	4 886	1 037	500
Cash received from clients	22.1	23 000	19 345	41	42
Cash paid to clients, staff and suppliers	22.2	(16 929)	(14 646)	(4)	(2)
Dividends received on investments	18.1	114	96	1 000	460
Recoveries on loans previously written off	7.2	270	91		
Change in working funds		(6 965)	3 863	318	(329)
(Increase)/Decrease in operating assets	22.3	(30 744)	(12 197)	318	(329)
Increase in operating liabilities	22.4	23 779	16 060		
Cash (utilised)/generated by operating activities		(510)	8 749	1 355	171
Taxation paid	22.5	(396)	(264)	(5)	
Cash flow for investment activities		(3 065)	(3 055)	(579)	
Investment in fixed assets	11, 22.5, 22.8	(1 291)	(871)		
Proceeds on sale of fixed assets	11	71	44		
Net proceeds on sale of investment banking assets	18.1	222	118		
Net acquisition of associate and other investments		(1 046)	(2 377)		
Disposal of subsidiaries	22.7		20		
Acquisition of subsidiaries	22.8	(1 021)	11	(579)	
Cash provided/(utilised) by financing activities		1 616	(357)	(771)	(171)
Net proceeds of ordinary shares issued		450	407	273	342
Share buyback by subsidiary company		(47)	(303)		
Net increase in subordinated debt instruments		2 248	52		
Dividends paid	22.9	(1 035)	(513)	(1 044)	(513)
Effects of exchange rate changes on cash and cash equivalents (excluding foreign borrowings)		473	238		
Net cash (utilised)/generated		(1 882)	5 311	–	–
Cash and short-term funds at beginning of year		12 860	7 549		
At end of year	3	10 978	12 860	–	–

Notes to the annual financial statements

for the year ended 31 December

1. ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice. The financial statements are prepared on the historical-cost basis, except for certain investments that are carried at fair values. The accounting policies adopted and applied are set out below and are in all material respects consistent with those of the previous year, unless otherwise indicated.

1.1 Consolidated financial statements

The group financial statements incorporate the assets, liabilities and results of the company, its subsidiaries, joint ventures and associate companies. Subsidiary companies are companies in which the group can exercise control at either equity or board level. The results of subsidiaries, joint ventures and associate companies are dealt with from the effective dates of acquisition until the effective dates of disposal.

1.2 Investments in joint ventures

Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement, except those entered into in the course of lending-related activities. Joint ventures are proportionately consolidated, whereby the group's share of the joint ventures' assets, liabilities, income and expenses is combined with similar items, on a line-by-line basis, in the group's financial statements.

1.3 Associate companies

Associate companies are those companies in which the group holds between 20% and 50% equity interest and exercises significant influence over their financial and operating policies. The share of associated retained earnings and reserves is determined from the associates' latest audited financial statements or the latest unaudited financial results. No significant changes occurred between these dates and the group's year-end.

1.4 Securities and other investments

Securities having a fixed redemption value are stated at cost, adjusted for the difference between cost and redemption value, which are brought to account over the period to redemption date. No provision is made for any shortfall between the market value of securities held for investment purposes and the carrying value, as determined above, where it is intended they be held to redemption. Securities held for trading purposes are stated at market value. Other investments are stated at cost and provision is made where, in the opinion of the directors, there has been a permanent diminution in value.

1.5 Derivative instruments

Trading positions on financial futures, option contracts and forward rate agreements are marked to market value and the resultant profits and losses are accounted for in the income statement in the year in which they arise. Profits and losses on contracts entered into for the purpose of hedging are recognised in the income statement on the same basis and over the same accounting period as those of the hedged items to which they relate.

1.6 Repurchase and resale agreements

Where securities are sold under an agreement to repurchase those securities at a future date, the securities are recorded in the annual financial statements with the corresponding liability to repurchase those securities. Securities subject to repurchase agreements are valued in terms of the accounting policy set out in note 1.4.

Securities purchased under an agreement to resell those securities at a future date are treated as secured loans and reflected on the balance sheet. Profits and losses arising from the transaction are accounted for over the period of the contracts.

1.7 Instalment transactions

Instalment credit agreements are regarded as financing transactions and total instalments, less unearned finance charges, are included in advances and other accounts.

Lease income and finance charges are precomputed at the commencement of the contractual periods and are recognised in income in proportion to the capital balances outstanding. Unearned lease income and finance charges are carried forward as deferred income and deducted from advances.

1.8 Discounting transactions

Acceptances, promissory notes and other bills drawn by clients and discounted by banking subsidiaries are included under advances. Amounts rediscounted are included under the contra items for acceptances.

1.9 Properties in possession

Unsold properties in possession are included under advances and valued at the lower of cost and net realisable value. Cost includes the outstanding balance on repossession, which may or may not include capitalised interest incurred by the client, together with other charges relating to the repossession.

1.10 Specific and general provisions

Specific provisions for bad and doubtful debts are made against identified doubtful advances, including amounts in respect of interest that is not serviced, and are deducted from advances.

In addition, a general provision is maintained against significant unforeseen losses and, in particular, on advances not specifically identified as doubtful, and is deducted from advances. The provisions, both specific and general, made during the year, less recoveries of advances previously written off, are charged to the income statements.

1.11 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

1.12 Fixed assets and depreciation

1.12.1 Fixed property and equipment

Freehold land and buildings are considered to be investment properties and are not depreciated. Other equipment and fixed assets are stated at cost and are depreciated on a straight-line basis at rates appropriate to their estimated useful lives.

1.12.2 Intangible assets

Computer software and development costs are stated at cost and are depreciated on a straight-line basis at rates appropriate to their estimated useful lives not exceeding seven years. The carrying value of each intangible asset is assessed annually and revisions are made where it is considered necessary.

1.13 Impairment of assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment, in which case their recoverable amounts are estimated.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset exceeds its recoverable amount. A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognised. For goodwill a recognised impairment loss is not reversed.

The recoverable amount is the higher of its net realisable value and its value in use. Net realisable value is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset. In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.14 Goodwill

Goodwill arises as a result of the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of subsidiaries and associates acquired. Goodwill is carried at cost less accumulated amortisation and is amortised on a straight-line basis over its estimated useful life. Any gain or loss on the disposal of an interest in an entity includes the unamortised balance of goodwill relating to the disposal of that interest.

Notes to the annual financial statements continued

for the year ended 31 December

1.15 Taxation

Current taxation comprises taxation payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred-tax asset is recognised to the extent that it is probable that future taxable income will be available, against which the unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

1.16 Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date or at the relevant rates at which forward exchange contracts were concluded. Gains and losses arising on translation are credited to or charged against income. Foreign exchange trading positions, including spot and forward exchange contracts, are valued at current market rates taking maturity profiles into account, and resultant profits or losses are accounted for in the income statement.

1.17 Foreign operation financial statements

Foreign entity financial statements are translated into the reporting currency as follows: assets and liabilities are translated at rates of exchange ruling at year-end and income, expenditure and cash flow items are translated at the weighted average exchange rates for the period. Exchange differences arising from the translation of a foreign entity are taken directly to a foreign currency translation reserve. Integrated foreign operation financial statements are translated into the reporting currency as follows: transactions and resulting non-monetary items are translated at the exchange rate ruling at the transaction date. Income statement items are translated at the appropriate weighted average exchange rates for the year and monetary assets and liabilities are translated at rates of exchange ruling at year-end. Translation gains and losses arising from the translation of integrated foreign operations are taken to income for the year.

1.18 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period to prepare for their intended use or sale. Capitalisation of borrowing costs continues up to the date that the assets are commissioned for use. All other borrowing costs are expensed in the period in which they are incurred.

1.19 Segment reporting

Segment results include revenue, provisioning, expenses and taxes directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related provisioning and are reported as direct offsets in the group balance sheet.

1.20 Employee benefits

Defined-contribution plans

Obligations for contributions to defined-contribution pension plans are recognised as an expense in the income statement as incurred.

Defined-benefit plans

The group's net obligation in respect of defined-benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan asset is deducted. The discount rate is the yield at balance sheet date on government bonds that have maturity dates approximating the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected-unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In calculating the group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined-benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past-service costs and the present value of any future refunds from the plan or reduction in future contributions to the plan.

1.21 Post-retirement medical benefits

The group makes provision for post-retirement medical benefits in the form of medical aid schemes for eligible employees and pensioners. The provision made principally represents the annual funding, determined on actuarial advice, to provide for future obligations in respect of post-retirement medical aid benefits.

1.22 Managed funds and trust activities

Certain companies in the group operate unit trusts, hold and invest funds on behalf of clients and act as trustees in a number of fiduciary capacities. Assets and liabilities representing such activities are not reflected on the balance sheet, as these relate directly to clients. Income from these activities is brought to account over the period to which the service relates.

1.23 Turnover

The group's turnover relates mainly to its banking activities and comprises net interest income and non-interest revenue. Net interest income comprises interest income and expenditure relating to the effective interest rates applied to lending-related assets and liabilities. Interest income includes interest earned on lending-related investments. The accrual of interest on lending-related assets is suspended when its recovery is considered to be doubtful. Net interest income includes income in respect of government grants received as compensation for subsidised interest on advances to exporters in line with the conditions set out in the South African export credit support agreement. Non-interest revenue includes dividends from investments, fees and commissions from banking and related transactions, net income from exchange and securities dealing and net gains on the sale of investment banking assets. Non-banking activities include property development, insurance-related activities and computer-related services, and the net income derived from these activities is included in non-interest revenue.

1.24 Comparative figures

Comparative figures are restated, where necessary, to afford a proper comparison.

2. RELATED-PARTY INFORMATION

2.1 Parent company

The holding company of Nedcor Limited is Old Mutual Life Assurance Company (SA) Limited and associates, which hold 52,4% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in the United Kingdom.

2.2 Identity of related parties with whom material transactions have occurred

Material subsidiaries of the group are identified on page 141 and the associates on page 138. All of these entities are related parties. There are no other related parties with whom material transactions have taken place.

2.3 Material related-party transactions

Nedcor Limited and its subsidiaries, in the ordinary course of business, enter into various financial services transactions with associates and other entities within the greater Nedcor and Old Mutual group. These transactions are governed by terms no less favourable than those arranged with third parties.

- Loans to and from related parties with the company (see page 141)
- Dividends received from related parties (see notes 9.3 and 18.1)
- Dividends paid to holding company – R531 million (2000: R328 million)

2.4 Director and director-related entities

Details of directors' shareholdings in the company are disclosed in the statutory report (see page 104). There are no material contracts with directors other than regarding the directors' emoluments (see page 72).

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
3. CASH AND SHORT-TERM FUNDS				
Coin and banknotes	3 144	1 603		
Money at call and short notice	1 428	2 742		
Balance with central banks	6 406	8 515		
	10 978	12 860		
4. OTHER SHORT-TERM SECURITIES				
4.1 Analysis				
Negotiable certificates of deposit	7 588	2 947		
Treasury bills	2 957	3 488		
Other	827	438		
	11 372	6 873		
4.2 Book value				
Investment portfolio	11 247	6 666		
Trading portfolio	125	207		
	11 372	6 873		
4.3 Market valuation				
Investment portfolio	11 434	6 674		
Trading portfolio	125	206		
	11 559	6 880		
5. GOVERNMENT AND PUBLIC SECTOR SECURITIES				
5.1 Book value				
Government and government-guaranteed securities	11 259	5 963		
Other dated securities	1 368	923		
	12 627	6 886		
5.2 Maturity structure				
Maturing within one year	2 291	400		
Maturing after one year but within three years	1 693	3 881		
Maturing after three years	8 643	2 605		
	12 627	6 886		
5.3 Book value				
Investment portfolio	11 119	4 425		
Trading portfolio	1 508	2 461		
	12 627	6 886		
5.4 Valuation				
Listed securities				
– Book value	11 696	6 508		
– Market value	11 760	6 571		
Unlisted securities				
– Book value	931	378		
– Directors' valuation	932	379		
Total market/directors' valuation	12 692	6 950		
Total redemption value	12 466	6 567		
5.5 Repurchase commitments				
Securities sold subject to repurchase commitments	783	842		

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
6. ADVANCES AND OTHER ACCOUNTS				
6.1 Category analysis				
Homeloans	40 248	36 265		
Other loans and overdrafts	86 495	64 025		6
Leases and instalment debtors	20 591	15 373		
Less: Unearned finance charges on lease and instalment debtors	(3 195)	(3 096)		
Preference shares and debentures	4 574	3 758		
Factoring accounts	357	345		
Trade, other bills and bankers' acceptances	2 736	995		
Remittances in transit	77	125		
Loans granted under resale agreements		849		
Deferred-tax asset (note 15.5)	84	158		
Taxation	190	149	12	
Sundry debtors and accrued interest	4 326	4 910	34	214
	156 483	123 856	46	220
Provision (note 7)	5 154	4 082		
	151 329	119 774	46	220
6.2 Sectoral analysis				
Individuals	59 731	45 531		
Homeloans	40 248	36 265		
Credit cards	3 987	3 858		
Other	15 496	5 408		
Manufacturing	12 101	16 273		
Wholesale and trade	4 174	3 711		
Retailers, catering and accommodation	3 469	2 224		
Agriculture, forestry and fishing	685	855		
Mining and quarrying	3 192	1 853		
Banks	11 119	5 488		
Financial services, insurance and real estate	27 451	22 808	25	25
Government and public sector	1 106	2 647	12	
Building and property development	5 629	4 303		
Transport, storage and communication	5 194	2 730		
Other services	22 632	15 433	9	195
	156 483	123 856	46	220
6.3 Maturity structure				
Repayable on demand or at short notice	44 808	30 972	46	220
Three months or less but not repayable on demand or at short notice	4 855	6 594		
One year or less but over three months	7 811	10 255		
Five years or less but over one year	49 224	31 772		
Over five years	49 785	44 263		
	156 483	123 856	46	220
6.4 Geographical analysis				
South Africa	134 225	116 917	46	220
Other African countries	3 743	1 740		
Europe	15 560	3 563		
Asia	1 589	1 161		
USA	659	25		
Other	707	450		
	156 483	123 856	46	220

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP 2001 Rm Outstanding balance	Security	Provision raised	GROUP 2000 Rm Outstanding balance	Security	Provision raised
6.5 Non-performing advances						
Sectoral analysis						
Individuals	1 539	691	848	1 873	759	1 114
Homeloans	594	338	256	725	373	352
Credit cards	454	154	300	454	149	305
Other	491	199	292	694	237	457
Manufacturing	392	275	117	416	242	174
Wholesale and trade	947	618	329	280	176	104
Retailers, catering and accommodation	202	134	68	100	51	49
Agriculture, forestry and fishing	60	48	12	55	39	16
Mining and quarrying	37	20	17	15	8	7
Banks	8	7	1			
Financial services, insurance and real estate	986	646	340	870	522	348
Government and public sector	10	4	6	39	11	28
Building and property development	947	341	606	749	314	435
Transport, storage and communication	286	179	107	215	169	46
Other services	1 560	510	1 050	1 220	462	758
	6 974	3 473	3 501	5 832	2 753	3 079

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
7. PROVISIONS				
7.1 Analysis of provisions				
Specific provision for bad and doubtful debts	3 501	3 079		
General provision	1 653	1 003		
Provisions at end of year (note 6.1)	5 154	4 082		
Insurance policy cover available		284		
Provisions available	5 154	4 366		
7.2 Specific provision for bad and doubtful debts				
Balance at beginning of year	3 079	1 807		
Income statement charge (note 7.4)	775	863		
Debts written off	(1 459)	(841)		
Transfer from interest reserve	173	245		
Debts recovered	270	91		
Acquisition of subsidiary	663	914		
Provision at end of year	3 501	3 079		
7.3 General provision				
Balance at beginning of year	1 003	1 028		
Income statement charge/(release) (note 7.4)	179	(53)		
Income statement charge – exceptional (note 7.4)	400			
Acquisition of subsidiary	47	23		
Other transfers	24	5		
Provision at end of year	1 653	1 003		

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
7.4 Specific and general provisions – income statement charge				
Specific provision for bad and doubtful debts (note 7.2)	775	863		
General provision (note 7.3)	179	(53)		
Exceptional general risk provision (note 7.3)	400			
Credit insurance premium	104	100		
Income statement charge for the year	1 458	910		
7.5 Ratio of provisions to advances				
Provisions available at end of year (note 7.1)	5 154	4 366		
Total advances and other accounts	156 483	123 856		
Ratio (%)	3,3	3,5		
8. SUBSIDIARY COMPANIES				
Shares at cost – listed			176	176
– unlisted			2 730	2 151
Owing to the company			532	606
Owing by the company			(85)	(27)
			3 353	2 906

Information relating to subsidiary companies appears on page 141.

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
9. ASSOCIATE AND OTHER INVESTMENTS				
9.1 Book value				
Associate investments	1 901	1 457		
Listed	773	505		
Unlisted	1 128	952		
Other investments	3 920	7 061	7	7
Listed	1 897	5 515		
Unlisted	2 023	1 546	7	7
	5 821	8 518	7	7
9.2 Valuation				
Associate investments	1 912	1 974		
Listed at market value	582	480		
Unlisted at directors' valuation	1 330	1 494		
Other investments	4 039	7 108	7	7
Listed at market value	1 926	5 543		
Unlisted at directors' valuation	2 113	1 565	7	7
	5 951	9 082	7	7
9.3 Analysis of associate investments				
Book value at beginning of year	1 457	848		
– Share of current-year retained income	181	249		
– Dividends received	(70)	(59)		
– Goodwill amortised	(226)	(185)		
– Net additions	165	460		
– Foreign exchange	394	144		
	1 901	1 457		

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
9.4 Net interest in associated companies				
Associate investments – on acquisition				
Listed: Net asset value	244	243		
Goodwill	184	141		
Unlisted: Net asset value	464	269		
Goodwill	751	700		
Share of distributable reserves since acquisition	717	393		
Goodwill amortised/written off	(459)	(289)		
	1 901	1 457		
9.5 Analysis of other investments				
Book value at beginning of year	7 061	1 445	7	7
– Writedown of investment	(3 758)			
– Net additions	617	5 616		
	3 920	7 061	7	7

Information relating to associate and other investments appears on pages 138 to 140.

	GROUP 2001 Rm Cost or valuation	2001 Rm Accumulated depreciation	2001 Rm Book value	2000 Rm Cost or valuation	2000 Rm Accumulated depreciation	2000 Rm Book value
10. FIXED AND INTANGIBLE ASSETS						
10.1 Fixed property						
Freehold land and buildings	1 416	47	1 369	1 215	66	1 149
Leasehold premises	101	78	23	87	62	25
Writedown of fixed property				(25)		(25)
	1 517	125	1 392	1 277	128	1 149

Registers giving details required by the Companies Act, 1973, are available for inspection at the registered office of the companies concerned.

Freehold land and buildings in the group, which are considered to be long-term investments, with a book value of R1 369 million were valued by independent valuers at R1 406 million as at 31 December 2001.

During 2000 R106 million before taxation was written off properties and leasehold premises to recognise the permanent diminution of value resulting mainly from the reconfiguration of the retail branch network (see note 15.1 – provision for onerous contracts).

10.1 Fixed property (continued)

Borrowing costs that are directly attributable to qualifying assets are capitalised. Capitalised borrowing costs incurred during the year are calculated at the group's average funding cost and are included in the fixed-asset categories above.

	Expected date for commissioning of asset	Capitalised interest 2001 Rm	Capitalised interest 2000 Rm	Accumulated capitalised interest Rm
Fixed property: new head office	2003 – 2004	110	60	170
: Foreshore development	2002 – 2003	1		1
Software development costs	2002 – 2003	52	17	69

	GROUP 2001 Rm Cost or valuation	2001 Rm Accumulated depreciation/ amortisation	2001 Rm Book value	2000 Rm Cost or valuation	2000 Rm Accumulated depreciation/ amortisation	2000 Rm Book value
10.2 Equipment						
Computer equipment	1 103	793	310	1 052	736	316
Furniture and other equipment	852	495	357	772	450	322
Vehicles	22	9	13	12	6	6
	1 977	1 297	680	1 836	1 192	644
The aggregate amount of leasehold equipment held by the group is included in the above.						
10.3 Intangible assets						
Computer software	636	270	366	415	199	216
Computer development costs	881		881	480		480
	1 517	270	1 247	895	199	696
10.4 Goodwill	1 319	47	1 272			

For purposes of calculating depreciation the useful lives of fixed assets are considered to be three to five years for computer and other equipment, two to seven years for computer software and development costs, three to six years for vehicles, four to 10 years for furniture and other equipment and 10 to 20 years for improvements to fixed property.

Goodwill on acquisitions of subsidiary companies is capitalised in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP) and amortised over the estimated useful life, which is considered to be seven to 20 years.

During the 2000 year computer development costs were capitalised in line with SA GAAP and the estimated useful life for depreciating a) computer equipment was changed from a maximum of five years to three years, and b) computer software was changed from three years to a maximum of seven years. The net effect of these changes was not considered material.

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP					
	December 2000 Rm Book value	Additions/ Capitalisation	Disposals Proceeds	Disposals Profit/(Loss)	Depreciation/ Amortisation	December 2001 Rm Book value
11. MOVEMENTS IN FIXED AND INTANGIBLE ASSETS						
Freehold land and buildings	1 124	319	(57)	(11)	(6)	**1 369**
Leasehold premises	25	3			(5)	**23**
Fixed property (note 10.1)	1 149	322	(57)	(11)	(11)	**1 392**
Computer equipment	316	206	(2)	(20)	(190)	**310**
Furniture and other equipment	322	143	(4)	(6)	(98)	**357**
Vehicles	6	11	(1)		(3)	**13**
Equipment (note 10.2)	644	360	(7)	(26)	(291)	**680**
Computer software	216	250	(7)	(1)	(92)	**366**
Computer development costs	480	401				**881**
Intangible assets (note 10.3)	696	651	(7)	(1)	(92)	**1 247**
Goodwill (note 10.4)		1 319			(47)	**1 272**
Total 2001	**2 489**	**2 652**	**(71)**	**(38)**	**(441)**	**4 591**
Total 2000	1 800	1 251	(44)	(31)	(487)	2 489

	GROUP		COMPANY	
	2001 Rm	2000 Rm	2001 Rm	2000 Rm
12. SHARE CAPITAL				
12.1 Issued				
244 306 042 (2000: 242 095 917) fully paid ordinary shares of R1 each	**244**	242	**244**	242
Less: shares acquired by subsidiary company: 2 301 900 (2000: 1 961 900) fully paid ordinary shares of R1 each	**(2)**	(2)		
	242	240	**244**	242
12.2 Authorised				
280 000 000 (2000: 280 000 000) ordinary shares of R1 each	**280**	280	**280**	280

12.3 Options

As at 31 December 2001 the Nedcor Group (1994) Employee Incentive Scheme held 93 800 (2000: 93 800) issued shares and 14 165 697 (2000: 11 914 338) unissued shares reserved to meet the requirements of the option scheme.

As at 31 December 2000 12 008 138 options on shares were outstanding under the scheme. During the current year 3 815 371 options were granted, 1 336 264 options were exercised and 227 748 options surrendered.

The options outstanding of 14 259 497 as at 31 December 2001 are detailed on page 142. Share options granted under the scheme have an exercise price fixed at the market price of the share on the day prior to the date the option is granted.

Options may be exercised at rates determined by the scheme trustees and expire at the earlier of resignation or at varying periods of up to 10 years. On exercise of the option the scheme will subscribe for shares in Nedcor Limited at the full market price then ruling. The difference between such market price and the exercise price is recoverable from the subsidiary that employs the relevant employee. Any amounts accrued by subsidiaries prior to exercise are transferred to non-distributable reserves net of amounts paid in respect of options exercised.

	December 2001	December 2000
12.4 Share movements during the year		
Share capital at beginning of year	**240 134 017**	237 180 223
Shares issued to persons exercising options under the Nedcor Group (1994) Employee Incentive Scheme	**1 963 246**	2 601 152
Shares issued to The Business Trust at par of R1 per share	**246 879**	
Less: shares acquired by subsidiary company	**(340 000)**	(1 961 900)
Capitalisation shares awarded to shareholders registered on 10 March 2000 in the ratio of 1,500309 new shares for every 100 held at 13 437 cents per share		941 492
Capitalisation shares awarded to shareholders registered on 18 August 2000 in the ratio of 1,071372 new shares for every 100 held at 15 680 cents per share		1 373 050
Share capital at end of year	**242 004 142**	240 134 017

12.5 Subject to the restrictions imposed by the Companies Act, 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in general meeting, the directors were granted the general authority to acquire up to 10% of the issued share capital of the company until the forthcoming annual general meeting.

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
13. MINORITY SHAREHOLDERS' INTEREST				
Balance at beginning of year	424	305		
Current-year income attributable to minorities	164	98		
Share of exceptional items attributable to minorities		11		
Acquisition of subsidiaries	327			
Share of other movements	(34)	10		
Balance at end of year	881	424		

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
14. SUBORDINATED DEBT INSTRUMENTS				
Subordinated debt instruments issued:				
R80 million repayable on 15 May 2001		80		
R80 million repayable on 15 May 2002	80	78		
R850 million repayable on 12 March 2002	850			
R140 million repayable on 15 May 2003	137	134		
US$40 million repayable on 17 April 2008	482	302		
US$18 million repayable on 31 August 2009	217	136		
R2 billion repayable on 20 September 2011	2 062			
R200 million repayable on 30 November 2029	1	1		
	3 829	731		

The instruments repayable between 15 May 2002 and 2003 bear interest at the rate of 14% per annum on the nominal value and are guaranteed by Nedcor Limited. The subordinated compulsorily convertible debentures repayable on 12 March 2002 bear interest at 16% per annum. The instruments repayable in US dollars on 17 April 2008 and 31 August 2009 bear interest at the six-month Libor rate and at 1,5 basis points below the six-month Libor rate respectively on the nominal value of the instrument. The subordinated callable notes repayable on 20 September 2011 bear interest at 11,3% per annum. The subordinated unsecured debentures repayable on 30 November 2029 bore interest at the rate of 16% per annum until 15 September 2000 and are, thereafter, free of interest. Couponholders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedcor Limited.

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
15. DEPOSIT, CURRENT AND OTHER ACCOUNTS				
15.1 Analysis				
Current accounts	20 824	18 593		
Savings deposits	7 118	3 691		
Other deposits and loan accounts	95 480	71 738		
Foreign currency liabilities	27 068	22 265		
Negotiable certificates of deposit	15 361	13 730		
Liabilities in respect of repurchase agreements	1 822	2 312		
Taxation	110	51		
Deferred-tax liability (note 15.5)	1 459	1 074		
Provision for onerous contracts	63	81		
Provision for leave pay	248	223		
Creditors and other accounts	7 607	7 073	1	1
	177 160	140 831	1	1

Foreign currency liabilities, including the US dollar subordinated debt instruments, are either matched by advances to clients or covered against exchange rate fluctuations. Liabilities in respect of repurchase agreements are secured by pledge of the assets sold.

	GROUP		COMPANY	
	2001 Rm	2000 Rm	2001 Rm	2000 Rm
15.2 Sectoral analysis				
Banks	32 454	13 004		
Government and public sector	6 103	5 910		
Individuals	55 223	43 089	1	1
Business sector	83 380	78 828		
	177 160	140 831	1	1
15.3 Maturity structure				
Repayable on demand	95 294	64 630	1	1
Three months or less but not repayable on demand	40 959	41 279		
One year or less but over three months	25 055	25 837		
Five years or less but over one year	12 610	7 306		
Over five years	3 242	1 779		
	177 160	140 831	1	1
15.4 Geographical analysis				
South Africa	142 525	125 747	1	1
Other African countries	3 488	1 988		
Europe	23 634	8 674		
Asia	2 111	1 968		
USA	2 047	1 129		
Other	3 355	1 325		
	177 160	140 831	1	1
15.5 Deferred taxation				
Balance at beginning of year	916	566		
Deferred-tax liability	1 074	712		
Adjustment for change in accounting policy		(54)		
Deferred-tax asset	(158)	(92)		
Current-year temporary differences	534	378		
Client credit agreements	387	270		
General provision	(61)	7		
Income and expenditure accruals	(94)	92		
Taxation losses	62	(13)		
Other	240	22		
Acquisition of subsidiary		(118)		
Other movements	(75)	90		
Balance at end of year	1 375	916		
Deferred-tax liability (note 15.1)	1 459	1 074		
Deferred-tax asset (note 6.1)	(84)	(158)		
15.6 Analysis of deferred taxation				
Client credit agreements	2 117	1 730		
General provision	(362)	(301)		
Income and expenditure accruals	(416)	(322)		
Taxation losses	(119)	(181)		
Other	155	(10)		
	1 375	916		

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
16. CONTINGENT LIABILITIES				
Confirmed letters of credit and discounting transactions	2 362	958		
Liabilities under guarantees	11 036	8 727		
Unutilised facilities and other	6 974	6 192	500	500
	20 372	15 877	500	500
17. COMMITMENTS				
17.1 Capital expenditure approved by directors				
Contracted	577	575		
Not yet contracted	443	358		
	1 020	933		

Funds to meet capital expenditure commitments will be provided from group resources. In addition, capital expenditure is incurred in the normal course of business throughout the year.

17.2 Operating lease commitments

Companies in the group have entered into leases over fixed property, furniture and other equipment for varying periods. The charges will increase in future in line with negotiated escalations and expansions.

	2006 and thereafter Rm	2005 Rm	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm
Land and buildings	962	312	285	264	254	240	208
Furniture and other equipment	319	143	133	124	116	111	79
	1 281	455	418	388	370	351	287

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
17.3 Other commitments				
Fixed-date settlements				
– Committed purchases	13 276	7 385		
– Committed sales	16 005	11 189		
18. INCOME AND EXPENSES				
18.1 Non-interest revenue				
Commission and fees	3 211	2 684		
Securities trading	302	268		
Exchange trading	823	552		
Translation gains	655	375		
Translation gains – exceptional	441			
Surplus on sale of investment banking assets	222	118		
Other income	382	199		
Dividends from subsidiaries			1 000	460
Dividends from other investments	114	96		
	6 150	4 292	1 000	460
18.2 Expenses				
Auditors' remuneration				
– audit fees	16	15		
– other services	5	3		
Depreciation	394	462		
– fixed property	11	18		
– equipment	288	369		
– intangible assets	92	73		
– vehicles	3	2		
Staff costs	2 928	2 527		
Operating lease charges				
– fixed property	240	208		
– computer equipment	73	52		
– furniture and other equipment	38	27		
Other expenses	1 715	1 244	4	2
	5 409	4 538	4	2

	GROUP Gross amount	Distributable reserves	Deferred tax asset
18.3 Change in accounting policy			
The change in accounting policy arose on the adoption of the accounting statement AC116, Employee Benefits, which has resulted in the creation of additional leave pay provisions. Comparative figures have been appropriately restated. The effects of the adoption of the statement are as follows:			
Income statement charge: 2001	17	12	5
: 2000	22	15	7
Prior year's opening balance reserves restatement	181	127	54
	220	154	66

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
18.4 Directors' emoluments				
From the company for services as non-executive directors			3	3
From subsidiary companies for services as executive directors			31	28
– Salaries			14	13
– Bonuses			17	15
Gains on exercise of share options			3	41
			37	72

Directors' emoluments are detailed on pages 72 to 75.

18.5 Company expenses
Certain expenses incurred by the company on behalf of subsidiary companies are recovered from subsidiary companies.

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
19. TAXATION				
19.1 Charge for the year				
Taxation on income				
South African normal taxation – current	113	47		
– *deferred*	445	484		
Secondary tax on companies (STC)	60	22	(7)	
Foreign taxation	35	19		
Current and deferred taxation on income	653	572	(7)	
Prior-year overprovision – deferred	(82)	(29)		
Total taxation on income	571	543	(7)	
Transaction and other taxation				
Regional Services Council levies	36	31		
Value-added tax charge in respect of current expenditure net of input credits	135	118		
Stamp duty	32	23		
Total transaction and other taxation	203	172		
Total taxation, excluding exceptional capital items	774	715	(7)	
19.2 Taxation – exceptional capital items				
Provision for onerous contracts		(24)		
Disposal of subsidiaries and businesses		(53)		
Foreign exchange gains	171			
Total taxation – exceptional capital items	171	(77)		
19.3 Total taxation, including exceptional capital items	945	638	(7)	

Notes to the annual financial statements continued

for the year ended 31 December



	GROUP 2001 %	GROUP 2000 %	COMPANY 2001 %	COMPANY 2000 %
19.4 Tax rate reconciliation (excluding exceptional items)				
Standard rate of SA normal taxation	30	30		
The standard rate has been affected by:				
– Dividend income	(3)	(4)		
– Other permanent differences	(12)	(9)		
– Differences in foreign tax rates and SA tax rate	(4)	(3)		
– Non-taxable investment income and translation gains	(5)	(4)		
– Other	(3)	(2)		
Current and deferred taxation on income as a percentage of income before taxation and exceptional items	15	17		
Total taxation as a percentage of income before taxation (excluding all exceptional items)	17	20		

19.5 Future tax relief

The group has estimated tax losses of R1 047 million (2000: R1 009 million) that can be set off against future taxable income, of which R398 million (2000: R603 million) has been applied to reduce the deferred-taxation balance. The group has accumulated STC credits amounting to R505 million at the year-end (2000: R402 million).

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
20. DIVIDENDS				
On fully paid shares				
Final for 2000 year of 240 cents (1999: 192 cents)	578	335	581	335
Interim of 190 cents (2000: 160 cents)	457	178	463	178
Final of 310 cents (2000: 240 cents)				
Total of 500 cents (2000: 400 cents)	1 035	513	1 044	513
21. EARNINGS PER SHARE				
Earnings attributable to ordinary shareholders	18	6 355		
Headline earnings	3 794	3 012		
Weighted average ordinary shares in issue (millions)	240,8	239,0		
Earnings per share (cents)	7	2 659		
Headline earnings per share (cents)	1 576	1 260		
Earnings per share and headline earnings per share are calculated using earnings attributable to ordinary shareholders and headline earnings respectively, divided by the weighted average number of shares in issue.				
Diluted earnings per share				
Fully diluted weighted average ordinary shares in issue (millions)	242,9	244,2		
Fully diluted earnings per share (cents)	7	2 602		
Fully diluted headline earnings per share (cents)	1 562	1 233		
22. CASH FLOW INFORMATION				
22.1 Cash receipts from clients				
Interest income and dividends from finance facilities	17 186	15 236	41	42
Commission and fees	3 211	2 684		
Other income	2 603	1 425		
	23 000	19 345	41	42

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
22.2 Cash payments to clients, staff and suppliers				
Interest expense	11 918	10 504		
Staff costs	2 928	2 527		
Other payments	2 083	1 615	4	2
	16 929	14 646	4	2
22.3 Increase in operating assets				
Other short-term securities	4 316	(592)		
Government and public sector securities	5 729	650		
Advances and other accounts	20 699	12 139	(318)	329
	30 744	12 197	(318)	329
22.4 Increase in operating liabilities				
Current and savings accounts	5 652	1 943		
Other deposit, loan and foreign currency liabilities	17 272	8 757		
Negotiable certificates of deposit	1 282	2 234		
Liabilities in respect of repurchase agreements	(489)	1 941		
Creditors and other liabilities	62	1 185		
	23 779	16 060		
22.5 Taxation paid				
Amounts prepaid at beginning of year	98	58		
Income statement charge	(411)	(243)	7	
Other movements	32	40		
Acquisition of subsidiaries	(17)			
Portion of taxation on fixed assets acquired to be depreciated in future years	(18)	(21)		
Amounts prepaid at end of year	(80)	(98)	(12)	
	(396)	(264)	(5)	
22.6 Cash inflow from operating activities – reconciliation				
Net income before taxation	946	6 853	1 037	500
Add: depreciation (note 11)	394	462		
loss on sale of fixed assets	38	31		
provision for bad and doubtful debts (note 7.2 and 7.4)	1 728	1 001		
goodwill amortised (note 9.3 and 10.4)	273	185		
writedown of property and leasehold premises (note 10.1 and 15.1)		106		
Less: net capital loss/(profit) on sale of long-term investments	3 298	(3 634)		
surplus on sale of investment banking assets (note 18.1)	(222)	(118)		
	6 455	4 886	1 037	500
22.7 Disposal of subsidiaries				
Operating assets		34		
Cash and cash equivalents				
Other investments		2		
Operating liabilities		(16)		
Consideration received		20		
Less: cash and cash equivalents disposed of				
Net cash inflow		20		

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP 2001 Rm	GROUP 2000 Rm	COMPANY 2001 Rm	COMPANY 2000 Rm
22.8 Acquisition of subsidiaries				
Operating assets	(12 789)	(5 288)		
Cash and cash equivalents	(161)	(11)		
Other investments	(67)	(99)	(579)	
Fixed assets	(24)	(48)		
Intangible assets	(1 319)			
Subordinated debt	850			
Operating liabilities	12 328	5 446		
Consideration paid	(1 182)		(579)	
Less: cash and cash equivalents acquired	161	11		
Net cash (outflow)/inflow	(1 021)	11	(579)	
22.9 Dividends paid				
Amounts unpaid at beginning of year				
Income statement charge (note 20)	(1 035)	(513)	(1 044)	(513)
Amounts unpaid at end of year				
	(1 035)	(513)	(1 044)	(513)
23. MANAGED FUNDS				
Portfolio management	13 819	2 671		
Trusts and estates	13 476	2 245		
Unit trusts	11 629	5 665		
	38 924	10 581		

The group, through a number of subsidiaries, operates unit trusts, holds and invests funds on behalf of clients and acts as trustee in a number of fiduciary capacities. In addition, companies in the group operate securities and custodial services on behalf of clients.

24. RETIREMENT BENEFIT INFORMATION

The group has a number of funds providing either defined benefits or accumulated benefits (defined contribution) for employees and their dependants on retirement or death. All eligible employees and former employees are members of trustee-administered or underwritten pension schemes within the group, financed by company and employee contributions. All South African plans are governed by the Pension Funds Act, 1956. Contributions to the defined-benefit funds, which are charged against operating income, are based on actuarial advice following periodic valuations of the funds at intervals not exceeding three years, using a projected-benefit method. Any deficits are funded to ensure the ongoing financial soundness of the funds.

The benefits provided for by the defined-benefit schemes are based on years of membership and/or salary levels. These benefits are provided from contributions by employees and the group, and income from the assets of these schemes. The benefits provided for by the accumulated-benefit (defined-contribution) schemes are determined by the accumulated contributions and investment earnings. The benefits are provided from contributions by employees and the group, and income from the assets of these schemes. At the dates of the latest valuation the group pension funds were in sound financial position in terms of section 16 of the Pension Funds Act. During 1998 active members in the Nedcor (defined-benefit) Pension Fund were granted a further option to transfer to one of the defined-contribution funds and approximately three quarters of the then valuation surplus was allocated to members and pensioners.

At 30 September 2000, the date of the latest actuarial valuation, the Nedcor Pension Fund had assets totalling R2 043 million at market value. The actuarial valuation of the assets was R1 739 million and that of the liabilities R1 487 million, resulting in an actuarial surplus of R252 million and a market value surplus of R556 million.

The surplus calculated as at 31 December 2001 (see note 24.1) was based on actuarial assumptions as at that date, but does not take into account the impact of the Pension Fund Second Amendment Act recently promulgated. Of this surplus, the group has accounted for R275 million (2000: R275 million), which is recorded as an asset in the balance sheet.

	GROUP 31 December 2001 Rm
24.1 Employee benefit obligations: Defined-benefit pension plan	
24.1.1 Net assets of pension plan	
Present value of funded obligations	(1 733)
Fair value of plan assets	2 238
	505
Unrecognised actuarial losses	34
Unrecognised asset due to application of asset ceiling as required by paragraph 59 of AC116	(264)
Net assets at end of year	275
24.1.2 Amounts recognised in the income statement	
Current service costs	19
Interest on obligation	196
Expected return on plan assets	(265)
Effect of applying the asset ceiling	63
Total recognised employee remuneration costs	13
Actual return on plan assets	(256)
24.1.3 Movements in the net assets of pension plan	
Net assets at beginning of year	275
Net expense recognised in the income statement	(13)
Contributions	13
Net assets at end of year	275
24.1.4 Principal actuarial assumptions at balance sheet date	%
Price inflation	6,5
Salary inflation	8,0
Pensions in payment and deferred-pensions inflation	6,5
Interest rate used to discount liabilities	11,5
Expected rates of return on plan assets	12,14

25. FOREIGN CURRENCY CONVERSION GUIDE

Monetary figures in these financial statements are expressed to the nearest million South African rand. The approximate value of the South African rand at 31 December against the following currencies was:

	2001	2000
United States dollar	0,0830	0,1325
Pound sterling	0,0573	0,0887
Euro	0,0938	0,1426
Deutschmark	0,1835	0,2790
Japanese yen	10,8988	15,1950

Notes to the annual financial statements continued

for the year ended 31 December



	GROUP			
		Trading contracts		Non-trading contracts
	Notional principal Rm	Positive value Rm	Negative value Rm	Notional principal Rm
26. COMMITMENTS UNDER DERIVATIVE FINANCIAL INSTRUMENTS				
26.1 The notional principal amount of instruments entered into with third parties				
2001				
Exchange rate contracts				
Spot, forwards and futures	54 216	27 354	26 862	119 827
Currency swaps	101 256	49 342	51 914	376
Options purchased	379	379		246
Options written	133		133	246
	155 984	77 075	78 909	120 695
Interest rate contracts				
Interest rate swaps	188 779	87 568	101 211	14 888
Forward rate agreements	118 831	61 078	57 753	
Caps, collars and floors	1 315	549	766	
Options purchased	17 514	17 514		
Options written	17 158		17 158	
Futures	3 372	3 040	332	
	346 969	169 749	177 220	14 888
Total	502 953	246 824	256 129	135 583
2000				
Exchange rate contracts				
Spot, forwards and futures	239 852	120 485	119 367	100 336
Currency swaps	5 056	2 405	2 651	
Options purchased	548	488	60	11
Options written	479		479	11
	245 935	123 378	122 557	100 358
Interest rate contracts				
Interest rate swaps	149 139	75 396	73 743	16 825
Forward rate agreements	125 318	60 756	64 562	3 390
Options purchased	2 392	2 392		1 700
Options written	1 120		1 120	
Futures	2 909	1 510	1 399	
	280 878	140 054	140 824	21 915
Total	526 813	263 432	263 381	122 273

	GROUP			
		Trading contracts		Non-trading contracts
	Net fair value Rm	Fair value of assets Rm	Fair value of liabilities Rm	Net fair value Rm
26.2 Fair value assets and liabilities in respect of derivative financial instruments				
2001				
Exchange rate contracts				
Spot, forwards and futures	(1 012)	6 929	7 941	3 057
Currency swaps	(2 057)	20 110	22 167	12
Options purchased	22	22		
Options written	(40)		40	
	(3 087)	27 061	30 148	3 069
Interest rate contracts				
Interest rate swaps	(1 017)	4 094	5 111	(152)
Forward rate agreements	20	139	119	
Caps, collars and floors	5	8	3	
Options purchased	379	379		
Options written	(814)		814	
Futures		5	5	
	(1 427)	4 625	6 052	(152)
Total	(4 514)	31 686	36 200	2 917
2000				
Exchange rate contracts				
Spot, forwards and futures	850	4 390	3 540	47
Currency swaps	2	2 563	2 561	
Options purchased	11	11		
Options written	(15)		15	
	848	6 964	6 116	47
Interest rate contracts				
Interest rate swaps	(322)	3 364	3 686	(400)
Forward rate agreements	84	249	165	(36)
Options purchased	83	83		3
Options written	(533)		533	
	(688)	3 696	4 384	(433)
Total	160	10 660	10 500	(386)

Notes to the annual financial statements continued

for the year ended 31 December

	GROUP		
	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm
26.3 Analysis of trading derivative financial instruments			
26.3.1 Fair value of assets			
2001			
Maturity analysis			
Under one year	22 169	768	22 937
One to five years	2 582	1 903	4 485
Over five years	2 310	1 954	4 264
	27 061	4 625	31 686
Counterparty analysis			
Financial institutions	26 695	4 483	31 178
Non-financial institutions	366	142	508
	27 061	4 625	31 686
2000			
Maturity analysis			
Under one year	4 149	474	4 623
One to five years	971	1 408	2 379
Over five years	1 844	1 814	3 658
	6 964	3 696	10 660
Counterparty analysis			
Financial institutions	6 771	3 609	10 380
Non-financial institutions	193	87	280
	6 964	3 696	10 660
2001			
26.3.2 Notional principal			
Maturity analysis			
Under one year	141 522	203 381	344 903
One to five years	9 277	109 605	118 882
Over five years	5 185	33 983	39 168
	155 984	346 969	502 953
Counterparty analysis			
Financial institutions	152 003	341 203	493 206
Non-financial institutions	3 981	5 766	9 747
	155 984	346 969	502 953
2000			
Maturity analysis			
Under one year	219 504	154 023	373 527
One to five years	22 450	86 902	109 352
Over five years	3 981	39 953	43 934
	245 935	280 878	526 813
Counterparty analysis			
Financial institutions	244 326	276 302	520 628
Non-financial institutions	1 609	4 576	6 185
	245 935	280 878	526 813

	GROUP Notional principal 2001 Rm	2000 Rm
26.4 Analysis of non-trading derivative financial instruments		
Exchange rate contracts		
Under one year	115 058	103
One to five years	5 637	99 791
Over five years		464
	120 695	100 358
Interest rate contracts		
Under one year	7 880	10 409
One to five years	5 424	4 887
Over five years	1 584	6 619
	14 888	21 915

26.5 Derivative financial instruments

These transactions have been entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made in the income statement. There are no commitments or contingent commitments under derivative financial instruments that are settled other than with cash.

26.6 Notional principal

Represents the gross value of all outstanding contracts as at 31 December 2001. This gross notional value is the sum of the absolute value of all purchases and sales of derivative instruments. This amount will not reflect the amount receivable or payable under a derivative contract. The notional amount represents only the measure of involvement by the group in derivative contracts and not its exposure to market or credit risks arising from these contracts.

26.7 Fair value of assets and liabilities

The amounts disclosed represent the fair value of all derivative financial instruments held as at 31 December 2001. The fair value of a derivative financial instrument represents the market value if the rights and obligations arising from that instrument were closed out by the group in normal trading conditions as at 31 December 2001. Fair values are obtained from quoted market prices, discounted cash flow models, and market-accepted pricing models.

26.8 Risk monitoring

Details of the group's risk management structure, policies and methods are noted on pages 76 to 89 and the interest rate risk analysis is detailed on page 100.

Segmental analysis

By operation

as at 31 December



	RETAIL						COMMERCIAL					
	Nedbank			Peoples Bank			Nedbank			Imperial Bank		
	2001	2000	%	2001	2000	%	2001	2000	%	2001	2000	%
AVERAGE BALANCE SHEET (Rbn)												
– Total advances	38,5	38,1	1	7,5	4,9	53	29,0	25,1	16	4,4		
– Other assets	0,8	0,7	14	0,4	0,1	300		0,1		0,4		
– Total assets[3]	39,3	38,8	1	7,9	5,0	58	29,0	25,2	15	4,8		
– Shareholders' funds	2,5	2,3	9	1,0	0,2	400	1,8	1,6	13	0,3		
– Deposits	36,8	36,5	1	6,9	4,8	44	27,2	23,6	15	4,5		
– Total liabilities	39,3	38,8	1	7,9	5,0	58	29,0	25,2	15	4,8		
Total interest-earning assets[3]	39,0	38,5	1	7,8	5,0	56	29,0	25,1	16	4,7		
INCOME STATEMENT (Rm)												
Net interest income	1 963	1 804	9	671	340	97	1 433	1 370	5	187		
Non-interest revenue	1 938	1 728	12	212	189	12	732	660	11	89		
Translation gains												
Exceptional non-interest revenue												
Total income	3 901	3 532	10	883	529	67	2 165	2 030	7	276		
Specific and general provisions	411	416	(1)	64	29	118	277	297	(7)	64		
Exceptional general risk provision												
Net income	3 490	3 116	12	819	500	64	1 888	1 733	9	212		
Expenses	3 231	2 887	12	536	384	40	970	881	10	111		
Net income before tax	259	229	13	283	116	145	918	852	8	101		
Tax	72	78	(7)	88	30	191	272	254	7	27		
Net income after tax	187	151	24	195	86	127	646	598	8	74		
Associate income	2	2	11									
Income attributable to minorities										37		
Headline earnings	189	153	24	195	86	127	646	598		37		
SELECTED RATIOS												
Return on average assets (%)	0,48	0,39		2,47	1,71		2,23	2,37		1,53		
Return on average equity (%)	7,5	6,6		19,5	42,8		35,9	37,4		25,4		
Interest margin (%)	5,03	4,68		8,61	6,80		4,94	5,46		3,94		
Bad debts to net interest income (%)	20,9	23,0		9,5	8,6		19,3	21,7		34,0		
Non-interest revenue to gross income (%)	49,7	48,9		24,0	35,7		33,8	32,5		32,0		
Expenses to gross income (%)	82,8	81,7		60,8	72,6		44,8	43,4		40,4		
Effective tax rate (%)	28,0	33,8		30,9	26,0		29,6	29,8		26,8		
Staff complement	4 702	4 703		1 131	1 057		1 411	1 502		324		

Segment results are based on management results and include revenue, provisioning, expenses and taxes directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated in a reasonable ratio to a segment on a full-absorption basis, whether from external transactions or from transactions with other segments. Segment results are determined including directly attributable minority shareholders' interests. Segment assets and liabilities are based on average balances and comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to the segment on a reasonable basis. Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. The aspect of capital allocation and transfer pricing of support costs between segments is currently under review.

	CORPORATE AND TREASURY			INTERNATIONAL AND AFRICA OPERATIONS						STRATEGIC TECHNOLOGY INVESTMENTS			GROUP OPERATIONS, INTERNAL FUNDING AND TRANSLATION GAINS			NEDCOR BANK[1] AND GROUP OPERATIONS		
				Nedcor Bank			Gerrard Private Bank[4]											
	2001	2000	%	2001	2000	%	2001	2000	%	2001	2000	%	2001	2000	%	2001	2000	%
	84,7	67,2	26	12,6	10,2	24	6,5						(70,9)	(56,7)	(25)	112,7	88,4	27
	14,5	13,2	10	5,7	3,0	90	0,7			3,9	3,3	18	2,1	1,1	91	28,1	21,9	28
	99,2	80,4	23	18,3	13,2	39	7,2			3,9	3,3	18	(68,8)	(55,6)	(24)	140,8	110,3	28
	4,8	4,1	17	2,2	1,6	31	0,2			0,9	1,1	(18)	(1,7)	(1,2)	(42)	12,0	9,6	25
	94,4	76,3	24	16,1	11,6	39	7,0			3,0	2,2	36	(67,1)	(54,4)	(23)	128,8	100,7	28
	99,2	80,4	23	18,3	13,2	39	7,2			3,9	3,3	18	(68,8)	(55,6)	(24)	140,8	110,3	28
	99,1	80,3	23	15,5	11,9	30	7,2						(70,3)	(56,8)	(24)	132,0	104,0	27
	801	836	(4)	245	213	15	59			(186)	(153)	(22)	(436)	(194)	(125)	4 739	4 215	12
	956	699	37	190	144	32	46			182	6		(370)	(391)	5	3 973	3 036	31
													655	375	75	655	375	75
													441			441		
	1 757	1 535	14	435	357	22	105			(4)	(147)	97	290	(210)	238	9 808	7 626	29
	29	44	(34)	32	20	63							105	35	190	982	841	1
													400			400		
	1 728	1 491	16	403	337	19	105			(4)	(147)	97	(215)	(245)	12	8 426	6 785	24
	491	480	2	237	185	28	61			13	5	172	(778)	(788)	1	4 872	4 034	21
	1 237	1 011	22	166	152	9	44			(17)	(152)	89	563	543	4	3 554	2 751	29
	274	243	13	52	37	40	8			(6)	(46)	88	(195)	(42)	(367)	592	554	7
	963	768	25	114	115	(1)	36			(11)	(106)	89	758	585	30	2 962	2 197	35
				104	89	17				57	132	(57)	(4)	(4)		159	219	(27)
				1	1		6			2		250				46	1	
	963	768	25	217	203	7	30			44	26	73	754	581	30	3 075	2 415	27
	0,97	0,96		1,19	1,54		0,86									2,22	2,19	
	20,1	18,7		10,4	12,7		30,9									26,0	25,2	
	0,81	1,04		1,58	1,79		1,41									3,59	4,05	
	3,6	5,2		13,2	9,3		0,0									20,7*	20,0	
	54,4	45,6		43,6	40,3		43,6									49,4*	44,7	
	28,0	31,3		54,3	51,8		58,0									52,0*	52,9	
	22,2	24,0		31,5	24,6		18,1									16,8*	20,1	
	550	542		476	461		133						9 404	9 321		18 131	17 586	

(1) These results reflect the operations in respect of the Nedcor Bank business. This business is conducted by Nedcor Bank Limited, its subsidiaries and its holding company, Nedcor Limited, including group operations. The results have been prepared on a basis that ignores the boundaries of the aforementioned legal entities and instead reflect the financial position and results of the operations of the business.

(2) Represents NIB's contribution net of minority shareholders' interest. NIB's audited results for the year ended 31 December 2001 reflected headline earnings of R743 million (2000: R615 million).

(3) Excludes customers' indebtedness for acceptances.

(4) Purchased on 1 June 2001.

* *Excluding exceptional items.*

Segmental analysis

By operation

as at 31 December

	NEDCOR BANK[1] AND GROUP OPERATIONS			NIB HOLDINGS[2]			CAPE OF GOOD HOPE BANK			NEDCOR		
	2001	2000	%	2001	2000	%	2001	2000	%	2001	2000	%
AVERAGE BALANCE SHEET (Rbn)												
– Total advances	112,7	88,4	27	17,0	15,0	13	5,1	4,3	19	134,5	107,8	25
– Other assets	28,1	21,9	28	8,9	7,4	20	0,5	0,4	25	37,8	29,6	28
– Total assets[3]	140,8	110,3	28	25,9	22,4	16	5,6	4,7	19	172,3	137,4	25
– Shareholders' funds	12,0	9,6	25	2,8	2,3	22	0,4	0,3	33	15,3	12,2	25
– Deposits	128,8	100,7	28	23,1	20,1	15	5,2	4,4	18	157,0	125,2	25
– Total liabilities	140,8	110,3	28	25,9	22,4	16	5,6	4,7	19	172,3	137,4	25
Total interest-earning assets[3]	132,0	104,0	27	24,6	21,4	15	5,6	4,7	19	162,2	130,1	25
INCOME STATEMENT (Rm)												
Net interest income	4 739	4 215	12	322	332	(3)	208	186	12	5 268	4 732	11
Non-interest revenue	3 973	3 036	31	1 040	850	22	40	30	33	5 054	3 917	29
Translation gains	655	375	75							655	375	75
Exceptional non-interest revenue	441									441		
Total income	9 808	7 626	29	1 362	1 182	15	248	216	15	11 418	9 024	27
Specific and general provisions	982	841	17	40	35	15	36	34	6	1 058	910	16
Exceptional general risk provision	400									400		
Net income	8 426	6 785	24	1 322	1 147	15	212	182	16	9 960	8 114	23
Expenses	4 872	4 034	21	444	419	6	93	85	9	5 409	4 538	19
Net income before tax	3 554	2 751	29	878	728	21	119	97	22	4 551	3 576	27
Tax	592	554	7	145	130	12	37	31	19	774	715	8
Net income after tax	2 962	2 197	35	733	598	23	82	66	24	3 777	2 861	32
Associate income	159	219	(27)	9	17	(48)	13	13		181	249	(27)
Income attributable to minorities	46	1		118	97	22				164	98	68
Headline earnings	3 075	2 415	27	624	518	21	95	79	21	3 794	3 012	26
SELECTED RATIOS												
Return on average assets (%)	2,22	2,19		2,86	2,75		1,71	1,67		2,30	2,26	
Return on average equity (%)	26,0	25,2		26,2	27,3		23,6	25,0		25,9	25,5	
Interest margin (%)	3,59	4,05		1,31	1,55		3,77	3,98		3,25	3,64	
Bad debts to net interest income (%)	20,7*	20,0		12,5	10,6		17,2	18,2		20,1*	19,2	
Non-interest revenue to gross income (%)	49,4*	44,7		76,3	71,9		16,3	14,0		52,0*	47,6	
Expenses to gross income (%)	52,0*	52,9		32,6	35,4		37,3	39,4		49,3*	50,3	
Effective tax rate (%)	16,8*	20,1		16,5	17,9		31,1	32,3		17,2*	20,0	
Staff complement	18 131	17 586		710	750		337	328		19 178	18 664	

** Excluding exceptional items.*

Segmental analysis
Headline earnings
as at 31 December

	2001 Rm	2001 %	2000 Rm	2000 %
BY OPERATION				
South Africa				
Retail banking	384	10	239	8
Nedbank	189	5	153	5
Peoples Bank	195	5	86	3
Commercial banking	778	21	677	22
Nedbank	646	17	598	20
Imperial Bank*	37	1		
Cape of Good Hope Bank	95	3	79	2
Corporate and investment banking	1 299	34	1 082	36
Nedbank	963	25	768	26
Nedcor Investment Bank*	336	9	314	10
Strategic technology investments	45	1	26	1
Group operations and internal funding	57	1	206	7
	2 563	67	2 230	74
International (including Africa)				
Nedcor Bank	217	6	203	7
Gerrard Private Bank*	30	1		
Nedcor Investment Bank*	288	8	204	7
Translation gains**	696	18	375	12
	1 231	33	782	26
Headline earnings	3 794	100	3 012	100
BY GEOGRAPHY				
South Africa	2 563	67	2 230	74
Rest of Africa	252	7	224	7
Rest of the world	979	26	558	19
	3 794	100	3 012	100

* *Net of minorities.*

** *Less exceptional general risk provision.*

Associate and other investments

Associate company analysis

as at 31 December

	Method used to account for investment	Percentage holding 2001 %	2000 %	Acquisition date	Year-end
LISTED					
Banking					
State Bank of Mauritius Limited	Equity	20,1	20,1	Nov 97	Jul
Technology					
Net 1 Applied Technology Holdings Limited	Equity	26,1	25,1	Jul 00	Jun
UNLISTED					
Banking					
Merchant Bank of Central Africa Limited	Equity	29,3	29,3	Dec 93	Dec
HSBC Equator Holdings plc	Equity	40,0	40,0	May 94	Dec
Commercial Bank of Namibia Limited	Equity	43,6	43,6	Dec 94	Dec
Finance Corporation of Malawi Limited	Equity	45,3	45,3	Jul 99	Dec
BNP Nedbank Mozambique SARL	Equity	40,0	40,0	Oct 99	Dec
Banque SBM Madagascar	Equity	20,0	20,0	Dec 99	Jul
SBM Nedbank International Limited	Equity	50,0	50,0	Jul 99	Dec
Technology					
Dimension Data International Limited**	Equity			Oct 97	Sep
The Internet Solution (Pty) Limited/Linx Holdings (Pty) Limited	Equity	20,0	20,0	Jun 00	Sep
The IQ Business Group (Pty) Limited	Equity	25,1	28,9	Jul 00	Mar
Miraculum (Pty) Limited	Equity	31,7	31,7	Jul 00	Sep
Nashua NedTel Communications (Pty) Limited***	Equity		37,3	Jan 99	Sep
Other					
Western Cape Property Company Limited	Equity	20,0	20,0	Nov 98	Dec
Catalyst Holdings (Pty) Limited	Equity	30,0	30,0	Jan 99	Dec
NIB Securities (Pty) Limited	Equity	40,0	40,0	May 99	Dec
Galaxy Portfolio Services Limited†	Equity		20,0	May 99	Dec
Franklin Templeton NIB Investments Limited	Equity	50,0	50,0	Aug 00	Sep
Virgin Active	Equity	30,0		Mar 01	Dec
Other	Equity				

Represents an amount less than R1 million.

** *Disposed of on 31 December 2000.*

*** *Disposed of on 1 December 2001.*

† *Disposed of on 1 March 2001.*

Date to which equity income accounted for	Equity-accounted earnings 2001	2000	Carrying amount 2001	2000	Market value/ Directors' valuation 2001	2000	Net indebtedness of loans to/(from) associates 2001	2000
Dec 01	55	46	630	375	377	328		(6)
Dec 01	27	9	143	119	204	145	176	
Dec 01	8	18	94	54	94	54		31
Dec 01	9	(3)	111	75	116	75		
Dec 01	26	19	71	74	71	74	70	(198)
Dec 01	(4)	2	39	12	39	11		6
Dec 01	2	1	34	20	34	20		15
Dec 01	3	2	13	7	13	7		
Dec 01	6	5	140	82	140	82		*
Dec 01		91						
Dec 01	8	3	200	375	200	476	(46)	
Dec 01	8	3	127	139	127	146		
Dec 01	(5)	(2)	3	7	3	7		
Dec 01	24	26		22		223		
Dec 01	3	4	14	11	14	7	49	41
Dec 01	10	9	30	21	30	21	48	36
Dec 01	2	4	3	5	23	23		
Dec 01		3		21		21		
Dec 01		7	42	25	183	183		
Dec 01			57		57		156	
	(1)	2	150	13	187	71	11	
	181	249	1 901	1 457	1 912	1 974	464	(75)

Associate and other investments

Analysis

as at 31 December

	Banking Rm	Technology Rm	Other Rm	Total Rm
ASSOCIATE				
Analysis				
2001				
Listed shares, at cost – Net asset value	198	46		244
– Goodwill	106	78		184
Unlisted shares, at cost – Net asset value	195	42	227	464
– Goodwill	111	534	106	751
Share of retained earnings since acquisition	335	42	58	435
Goodwill written off	(111)	(269)	(79)	(459)
Dividends received	(95)		(17)	(112)
Foreign exchange movements	393		1	394
Net interest in associate companies	1 132	473	296	1 901
2000				
Listed shares, at cost – Net asset value	198	42	3	243
– Goodwill	54	73	14	141
Unlisted shares, at cost – Net asset value	176	44	49	269
– Goodwill	57	582	61	700
Share of retained earnings since acquisition	230	48	47	325
Goodwill written off	(111)	(101)	(77)	(289)
Dividends received	(45)	(26)	(5)	(76)
Foreign exchange movements	140		4	144
Net interest in associate companies	699	662	96	1 457
Summarised financial information				
2001				
Total assets	22 069	991	885	23 945
Total liabilities	19 435	289	729	20 453
Operating results	364	143	9	516
2000				
Total assets	14 235	1 218	5	15 458
Total liabilities	12 328	657	53	13 038
Operating results	326	752	4	1 082

Other investments

	% held	2001 Rm	2000 Rm
Listed			
Dimension Data plc – 103 134 329 shares held (2000: 103 134 329)	8,2	1 495	5 253
PSG Investment Bank Limited			55
Others*		402	207
		1 897	5 515
Unlisted			
Insurance policies		623	528
NIB*i* Fund		644	576
NIBH Transformation Fund		89	
New Limpopo Bridge		150	
Goldman Sachs International			49
Momentum Insurance Policy		79	
Kagiso Investments Trust		50	50
Others*		388	343
		2 023	1 546

* *Less than R50 million.*

Subsidiary companies

as at 31 December

	Issued capital		Effective holding		COMPANY Book value of investments		COMPANY Net indebtedness	
	2001 Rm	2000 Rm	2001 %	2000 %	2001 Rm	2000 Rm	2001 Rm	2000 Rm
BANKING								
Nedcor Bank Limited	22	22	100	100	2 630	2 058	396	141
Cape of Good Hope Bank	6	6	100	100	61	61	64	50
Nedcor Investment Bank Limited	6	6	84	85				
Imperial Bank Limited	2		50					
Gerrard Private Bank[3]	9		74					
Nedbank Lesotho Limited	20	20	100	100				
Nedbank Swaziland Limited	12	12	67	67				
Nedcor Asia Limited[4]	283	102	100	100				
Peoples Bank **	26	24	100	100				
TRUST AND PARTICIPATION BOND ADMINISTRATION								
SG International Ltd[3]	*	*	84	85				
Syfrets Participation Bond Managers Limited	1	1	100	100				
NIB Multi-Manager Management Company Limited	2	2	100	100				
Syfrets Trust Limited	*	*	92	93				
OTHER COMPANIES								
Nedcor Investment Bank Holdings Limited	16	16	84	85	176	176		401
Nedcor Investments Limited	27	27	84	85				
Nedcor Group Insurance Company Limited[1]	10	10	100	100				
Nedcor Group Insurance Company (SA) Limited	*	*	100	100	5	5		
Nedcor Insurance Company Limited	*	*	100	100	32	25		
Nedbank Africa Investments Limited[2]	*	*	100	100				
Nedcor Trade Services Limited[2]	4	2	100	100				
Other companies	*	*			2	2	(13)	(13)
					2 906	2 327	447	579

Note 1

Headline earnings from subsidiaries	2001 Rm	2000 Rm
Aggregate income	3 884	3 014
Aggregate losses	90	2

Note 2

General information required in terms of the 4th schedule of the Companies Act, 1973, is detailed in respect of only those subsidiaries where the financial position or results are material to the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiaries would entail expense out of proportion to the value to members. Other subsidiaries consist of nominee, property-owning and financial holding companies and companies acquired in the course of lending activities. A register detailing information in respect of all subsidiaries is available for inspection at the registered office.

* *Less than R1 million.*

** *Includes FBC Fidelity Bank Limited and the Peoples Bank and NedEnterprise Divisions of Nedcor Bank Limited. Approval in terms of section 54 of the Banks Act for the acquisition by FBC Fidelity Bank Limited of the Peoples Bank and NedEnterprise Divisions of Nedcor Bank Limited was subject to the consent of the Minister of Finance as at 31 December 2001, which was granted on 28 February 2002.*

Country of incorporation

1. *Isle of Man*
2. *Mauritius*
3. *Jersey*
4. *Hong Kong*

Employee incentive scheme

as at 31 December

	GROUP 2001	GROUP 2000
SHARE INCENTIVE SCHEME		
Movements		
Options outstanding at beginning of year	**12 008 138**	13 484 799
Granted	**3 815 371**	1 579 074
Exercised	**(1 336 264)**	(2 753 630)
Surrendered	**(227 748)**	(302 105)
Options outstanding at end of year	**14 259 497**	12 008 138

The following options granted had not been exercised as at 31 December 2001:

Option expiry date	Number of shares	Issue price (R)	Option expiry date	Number of shares	Issue price (R)	Option expiry date	Number of shares	Issue price (R)
20 Jan 2002	7 500	15,60	Balance b/f	1 212 059		Balance b/f	5 759 434	
01 Mar 2002	3 589	127,00	02 May 2003	119 191	90,25	01 Mar 2005	339	146,00
01 Mar 2002	5 833	127,40	01 July 2003	25 909	100,75	01 Mar 2005	37 023	146,00
01 Mar 2002	10 099	129,00	06 Aug 2003	964 225	95,00	01 Mar 2005	789	150,00
01 Mar 2002	1 573	130,00	01 Oct 2003	9 800	127,00	01 Mar 2005	117	151,00
01 Mar 2002	3 031	130,60	01 Oct 2003	2 000	100,00	31 Mar 2005	28 700	137,60
01 Mar 2002	2 268	131,00	01 Oct 2003	4 000	126,90	22 May 2005	250	44,75
01 Mar 2002	6 027	131,40	04 Nov 2003	37 110	106,00	01 Jun 2005	3 350 000	125,00
01 Mar 2002	1 128	133,20	05 Nov 2003	6 342	95,60	01 July 2005	1 700	44,00
01 Mar 2002	1 480	134,00	05 Nov 2003	410	105,20	01 July 2005	91 900	136,00
01 Mar 2002	538	139,00	05 Nov 2003	240	105,80	14 July 2005	6 500	137,40
01 Mar 2002	1 464	142,00	05 Nov 2003	287	106,20	01 Sep 2005	121 320	121,00
01 Mar 2002	1 022	148,80	05 Nov 2003	299	107,00	12 Sep 2005	114 626	44,50
01 Mar 2002	6 844	150,00	05 Nov 2003	101	107,60	27 Sep 2005	449 893	111,80
01 Mar 2002	228	150,20	05 Nov 2003	419	108,00	01 Oct 2005	136 840	117,60
29 May 2002	284 561	58,00	05 Nov 2003	914	119,60	06 Nov 2005	10 000	52,50
31 May 2002	425 206	1,00	02 Jan 2004	41 452	107,80	02 Jan 2006	35 234	63,00
01 July 2002	1 072	65,40	11 Jan 2004	4 000	28,50	01 Mar 2006	309	129,20
07 Sep 2002	100 000	14,87	17 Jan 2004	3 900	28,50	01 Mar 2006	62	150,00
07 Sep 2002	86 300	15,60	28 Jan 2004	4 000	28,50	01 Mar 2006	533	129,20
10 Sep 2002	67 640	14,87	01 Feb 2004	81 500	122,80	01 Mar 2006	368	130,60
11 Sep 2002	62 600	14,87	01 Mar 2004	8 392	142,00	01 Mar 2006	512	134,00
05 Nov 2002	6 811	95,60	01 Mar 2004	409	147,00	01 Mar 2006	313	139,00
05 Nov 2002	261	105,80	01 Mar 2004	1 068	148,80	20 Mar 2006	12 000	127,20
05 Nov 2002	261	107,60	01 Mar 2004	26 672	150,00	01 Apr 2006	117 200	133,20
05 Nov 2002	659	119,00	01 Mar 2004	39 900	26,50	02 May 2006	20 500	128,60
05 Nov 2002	219	120,00	01 Mar 2004	237	129,00	22 Aug 2006	150 500	152,00
02 Jan 2003	46 043	64,00	01 Mar 2004	825	134,00	01 Oct 2006	7 414	117,60
01 Mar 2003	1 881	127,00	18 Mar 2004	23 200	28,50	01 Oct 2006	2 920	131,45
01 Mar 2003	38 880	127,40	18 Apr 2004	2 040	26,50	01 Oct 2006	40 000	155,20
01 Mar 2003	1 224	129,00	01 July 2004	3 600	123,50	01 Nov 2006	38 000	142,00
01 Mar 2003	2 648	131,40	01 July 2004	4 100	32,75	20 Nov 2006	46 582	155,00
01 Mar 2003	707	134,00	14 Aug 2004	2 921 859	98,75	01 Mar 2007	385	150,00
01 Mar 2003	110	143,00	01 Oct 2004	13 400	95,25	01 Mar 2007	98	151,00
01 Mar 2003	360	138,00	05 Nov 2004	450	97,00	01 Mar 2007	126 100	157,00
01 Mar 2003	1 218	142,00	05 Nov 2004	280	107,00	31 Mar 2007	3 158 794	136,20
01 Mar 2003	1 252	148,80	05 Nov 2004	2 686	120,00	01 Jun 2007	3 100	132,00
01 Mar 2003	29 354	150,00	08 Nov 2004	191 600	35,25	28 Sep 2007	330 342	130,80
01 Mar 2003	168	151,00	01 Mar 2005	558	134,00	06 Nov 2007	43 000	131,00
						19 Nov 2007	15 800	125,00
	1 212 059			5 759 434			14 259 497	

Notes

1. *Included in the above are 2 275 037 (2000: 2 176 762) options outstanding that were granted to executive directors (see page 75).*
2. *The trustees of the Nedcor Group (1994) Employee Incentive Scheme and the company have agreed to the rectification of the documents relating to the grant of options issued prior to 26 January 1994, so as to provide that the 10-year period of the options commenced on the date of acceptance of the options, which is in accordance with the applicable provisions of the said scheme (rather than the date of grant) and which was the intention of the parties.*

Share analysis

Shareholders' profile

as at 31 December 2001

	Number of shares held in South Africa		Number of shares held other than in South Africa		Total shares	
	Nominal number	%	Nominal number	%	Nominal number	%
Public	91 455 208	37,43	21 443 779	8,78	112 898 987	46,21
Directors	401 143	0,16	–	–	401 143	0,16
Other						
Old Mutual Life Assurance Company (SA) Limited and associates	127 072 057	52,02	693 085	0,28	127 765 142	52,30
Nedcor Employee Share Trust	404 742	0,17	–	–	404 742	0,17
NES Investments	217 812	0,09	–	–	217 812	0,09
Nedcor retirement funds	316 316	0,13	–	–	316 316	0,13
Nedcor Limited and associates (shares repurchased)	2 301 900	0,94	–	–	2 301 900	0,94
Total	222 169 178	90,94	22 136 864	9,06	244 306 042	100,00

Shareholders' profile


1,21%
20,63%
1,81%
43,33%
19,04%
1,72%
6,33%
1,67%
4,26%
Below threshold
Insurance companies
Private investors
Other funds
Unit trusts
Investment trusts
Other managed funds
Unclassified
Pension funds

Net asset value per share


3,30
2,56
3,33
2,66
2,02
6 423
6 136
97
98
99
00
01
Net asset value per share (cents)
Price to book

Share performance on JSE	31 Dec 2001	31 Dec 2000	Year ended 31 Dec 1999	31 Dec 1998	30 Sept 1997
Share price (cents)					
Year-end	12 420	17 100	13 700	10 020	10 050
Highest	18 220	17 760	14 900	16 000	10 550
Lowest	10 880	10 300	9 970	6 900	5 850
Number of shares traded (thousands)	77 918	61 532	66 947	58 694	27 413
Value of shares traded (Rm)	11 100	8 883	8 495	6 675	2 258
Price-to-book (%)	2,02	2,66	3,33	2,56	3,30

Directorate

as at 1 March 2002

NEDCOR LIMITED

CF Liebenberg (Chairman), aged 67 (reappointed 1996), CAIB(SA), FIBSA, AMP(Harvard), DCom(hc), is the former Minister of Finance in the South African Government of National Unity and past Chief Executive of Nedcor Limited. He is also Chairman of Nedcor Bank Limited, as well as a Director of Old Mutual plc, Old Mutual Life Assurance Company (SA) Limited, Mutual and Federal Insurance Company Limited, Macsteel Holdings (Pty) Limited and Nedcor Investment Bank Holdings Limited.

PG Joubert, aged 68 (appointed 1995), BA, DPWM, AMP(Harvard), is the Deputy Chairman of Nedcor Limited and Nedcor Bank Limited. He is Chairman of BDFM Publishers (Pty) Limited, Delta Electrical Industries Limited, Delta Motor Corporation (Pty) Limited, Eagle Freight Holdings (Pty) Limited, Foodcorp Holdings (Pty) Limited, Munich Reinsurance Company of Africa Limited, NEI Africa Limited and Sandvik (Pty) Limited. Other directorships include Old Mutual plc, Hudaco Industries Limited, Impala Platinum Holdings Limited, Malbak Limited, Murray & Roberts Holdings Limited, Nedcor Investment Bank Holdings Limited and South African Mutual Life Assurance Company (SA) Limited. He is past Chairman of African Oxygen Limited.

RCM Laubscher, aged 50 (appointed 1992), BCom(Hons), AMP(Harvard), FIBSA, is Chief Executive of Nedcor Limited. He is Chairman of Cape of Good Hope Bank Limited and of Peoples Bank Limited, as well as a Director of Nedcor Bank Limited, Nedcor Investment Bank Holdings Limited, Old Mutual plc, Old Mutual Financial Services (UK) plc and Old Mutual Life Assurance Company (SA) Limited.

WAM Clewlow, aged 65 (appointed 2000), OMSG, CA(SA), DEcon(hc), is a Director of Nedcor Bank Limited. He is also a Non-executive Director and Chairman of the Compliance Committee of Old Mutual plc. He has been Chairman of Barloworld Limited since 1991. He was previously Chairman of the State President's Economic Advisory Council and Chief Executive of the Barlow Group and has managed many of its diverse divisions. He is also a Non-executive Director of Sasol Limited, Comparex Limited and Chairman of Iscor Limited and Deputy Chairman of Old Mutual Life Assurance Company (SA) Limited.

PTW Curtis, aged 70 (appointed 1992), CA(SA), SEP(Stanford), is a Director of Nedcor Bank Limited. Other directorships include Barloworld Limited, Reunert Limited, iProp Holdings Limited, Hollard Life Assurance Company Limited, Hollard Insurance Company Limited, and New Africa Investments Limited. He is Chairman of the South African Private Equity Fund and Premier Freight Limited and past Chairman of Deloitte & Touche.

BJS Hore, aged 41 (appointed 1999), BCom, AMP(Harvard), is a Director of Nedcor Bank Limited. Other directorships include Linx Holdings (Pty) Limited and Net1 Applied Technology Holdings Limited.

Prof MM Katz, aged 57 (appointed 1997), BCom, LLB, LLM, LLD(hc), is a Director of Nedcor Bank Limited and Executive Chairman of Nedcor Investment Bank Holdings Limited, and the Chairman of Edward Nathan & Friedland (Pty) Limited. He is also Chairman of the Commission of Inquiry into the Tax System of South Africa and the Tax Advisory Committee, as well as an Honorary Professor of Company Law at the University of the Witwatersrand.

MJ Leeming, aged 58 (appointed 1999), BCom, MCom, FCMA, FIBSA, AMP(Harvard), is an Executive Director of Nedcor Limited and a Director of Nedcor Bank Limited.

MJ Levett, aged 62 (appointed 1987), DEcon Sc(hc), BCom, FFA, FIA, is a Director of Nedcor Bank Limited. He is Chairman of Old Mutual plc and Deputy Chairman of Mutual & Federal Insurance Company Limited. He is also a Director of Barloworld Limited, Old Mutual South African Trust plc and South African Breweries plc.

JB Magwaza, aged 59 (appointed 1996), BA, MA(Warwick UK), is a Director of Nedcor Bank Limited and Executive Director of Tongaat-Hulett Group Limited. He also serves as a Non-executive Director of Dorbyl Limited and is on the boards of the Development Bank of Southern Africa, Ithala Development Finance Corporation Limited, Indoni Yamanzi Investment Holdings Limited and Khulani Holdings Limited.

ME Mkwanazi, aged 48 (appointed 1999), BSc(Maths), BSc(Elec Eng), is a Director of Nedcor Bank Limited and Group Executive Officer of Transnet Limited. Directorships include Industrial Development Corporation Limited, Freight Logistics International Inc and SAA.

E Molobi, aged 56 (appointed 2000), BA, is a Director of Nedcor Bank Limited. He is Executive Chairman of Kagiso Trust Investment Company (Pty) Limited. He serves on the boards of Rembrandt Group Limited, Telkom, Imperial Holdings Limited and all related Kagiso SA Limited companies.

SG Morris, aged 56 (appointed 1999), BCom, CA(SA), is the Group Financial Director of Nedcor Limited. He is also a Director of Nedcor Bank Limited, Nedcor Investment Bank Holdings Limited, Nedcor Investment Bank Limited, Cape of Good Hope Bank Limited, Peoples Bank Limited and Imperial Bank Limited.

DGS Muller, aged 49 (appointed 1999), BCom, CA(SA), AMP (Harvard), is the Managing Director of the business divisions of Nedcor Bank Limited. Other directorships include Net1 Applied Technology Holdings Limited and Peoples Bank Limited.

ML Ndlovu, aged 50 (appointed 1993), Dip LR(Unisa), MAP(Wits), EDP(North Western USA), AMP (Harvard), is a Director of Nedcor Bank Limited and the Chief Executive of Peoples Bank Limited. He is Non-executive Chairman of Africa Milestone Investments Limited, Nest Life Assurance Corporation Limited and Nest Life Funeral Administrators (Pty) Limited. He is a Non-executive Director of Nampak Limited and Director of the South African

National Roads Agency. He is a Member/Trustee of the Business Trust (Job Creation), the He' Atid Leadership Programme, the National Engagement for Ethics Development, St Anthony's Adult Education Centre and the Multicultural Development Programme (Deloitte & Touche). He is a member of the advisory boards of the Otis Elevator Company and the University of the Witwatersrand Business School and is adviser to the Programme for the Industrialisation of the Nation.

CC Parker, aged 64 (appointed 1991), CA(SA), is a Director of Nedcor Bank Limited, former Chairman of Reunert Limited and African Cables Limited, and a Director of a number of other companies.

JVF Roberts (British), aged 44 (appointed 2001), BA(Hons) (Stirling), CA, is the Group Financial Director of Old Mutual plc. He is also a Fellow of the Institute of Chartered Accountants of England and a Member of the Association of Corporate Treasurers. Other directorships include Mutual & Federal Insurance Company Limited, United Asset Managers and King & Shaxton. He was previously the Group Finance Director of Sun Life and Provincial Holdings plc.

AA Routledge, aged 54 (appointed 1998), BCom, CA(SA), is a Director of Nedcor Bank Limited, Nedcor Investment Bank Holdings Limited and Franklin Templeton NIB Asset Management (Pty) Limited. He is also a Non-executive Director of Murray & Roberts Holdings Limited.

JH Sutcliffe (British), aged 45 (appointed 2001), BSc, is a Fellow of the Institute of Actuaries. He is also Chief Executive of Old Mutual plc. Previously Deputy Chairman of Liberty International Property and Financial Services and Chief Executive of Prudential UK.

GS van Niekerk, aged 58 (appointed 1995), BCom(Hons), Hons B(B&A), MA(Econ) (North Western USA), DPhil(hc), is a Director of Nedcor Bank Limited and the past Managing Director of Old Mutual Life SA. He was a director of various Old Mutual subsidiaries and is still serving on the Council of the University of Stellenbosch.

Dr WP Venter, aged 67 (appointed 1997), CEng, MBA(Wales), DCom(hc)(UP and UPE), DSc (Eng)(hc)(Natal), DSc(hc)(Wits), FIEE(UK), MIEE(SA), OMSG, is a director of Nedcor Bank Limited. He is the founder of Altron, through Allied Electric, in 1965 and recipient of the Order of Meritorious Service (Gold) awarded by the State President of South Africa. He is Chairman of Altron and Alcatel Altech Telecoms, and Director of Altech, BTG, Powertech, Telemetrix plc, ABB Powertech Transformers, Aberdare Cables, UEC Multi-Media and Voltex Holdings.

Company Secretary

GS Nienaber, aged 50 (appointed 1993)
BA, LLB, Dip Adv Banking

NEDCOR BANK LIMITED

CF Liebenberg (reappointed 1997)
Chairman, Nedcor Bank Limited and Nedcor Limited, and Director, Peoples Bank Limited

PG Joubert (appointed 2000)
Deputy Chairman, Nedcor Bank Limited and Nedcor Limited

RCM Laubscher (appointed 1990)
Chief Executive, Nedcor Bank Limited and Nedcor Limited, and Chairman, Peoples Bank Limited

WAM Clewlow (appointed 2000)
Director, Nedcor Limited

PTW Curtis (appointed 2000)
Director, Nedcor Limited

JF de Blanche, aged 56 (appointed 1999), FIBSA, AMP(Harvard), AMP (Insead)

BJS Hore (appointed 1999)
Director, Nedcor Limited

Prof MM Katz (appointed 1984)
Director, Nedcor Limited

MJ Leeming (appointed 1994)
Director, Nedcor Limited

MJ Levett (appointed 1987)
Director, Nedcor Limited

JB Magwaza (appointed 2000)
Director, Nedcor Limited

ME Mkwanazi (appointed 2000)
Director, Nedcor Limited

E Molobi (appointed 2000)
Director, Nedcor Limited

SG Morris (appointed 1999)
Director, Nedcor Limited

DGS Muller (appointed 1999)
Director, Nedcor Limited

ML Ndlovu (appointed 2001)
Director, Nedcor Limited and Chief Executive, Peoples Bank Limited

CC Parker (appointed 2000)
Director, Nedcor Limited

JVF Roberts (British) (appointed 2001), Director, Nedcor Limited

AA Routledge (appointed 1998)
Director, Nedcor Limited

JH Sutcliffe (British) (appointed 2001), Director, Nedcor Limited

GS van Niekerk (appointed 1995)
Director, Nedcor Limited

Dr WP Venter (appointed 1982)
Director, Nedcor Limited

Company Secretary

WJ Krüger, aged 50 (appointed 1989)
BA, BProc, LLB, Dip Adv Banking

Divisional Directors

PCW Hibbit, aged 52 (appointed 1991)
BCom, CA(SA), HDip(Tax), AMP (Harvard)
Divisional Director, Management Services

CJ Pearce, aged 57 (appointed 1999)
BCom, CA(SA), AMP(Harvard)
Past Managing Director, UAL Merchant Bank Limited and Nedcor Investment Bank Holdings Limited, Divisional Director, Group

NEDCOR INVESTMENT BANK HOLDINGS LIMITED

Prof MM Katz (appointed 1998)
Chairman, Nedcor Investment Bank Holdings Limited and Director, Nedcor Limited

Dr IJ Botha, aged 52 (appointed 1998)
DCom
Chief Executive, Nedcor Investment Bank Holdings Limited

JR Bestbier, aged 46 (appointed 1999)
BBusSc, CA(SA)
Director, Strategic Investments

RG Cottrell, aged 66 (appointed 2001)
CA(SA), FCA, SEP(Stanford)
Director of companies

ML Davis, aged 44 (appointed 1996)
BCom(Hons), CA(SA)
Chief Executive, Xstrata AG

Directorate

as at 1 March 2002

BE Davison, aged 56 (appointed 1996)
BA(Law, Economics)
Executive Chairman, Anglo American Platinum Corporation Limited
PG Joubert (appointed 1982)
Deputy Chairman, Nedcor Limited
PH Lane, aged 45 (appointed 1999)
BCom, FIFM, CAIB(SA)
Director, Treasury
RCM Laubscher (appointed 1994)
Chief Executive, Nedcor Limited
CF Liebenberg (appointed 1998)
Chairman, Nedcor Limited
E Molobi (appointed 2000)
Director, Nedcor Limited
SG Morris (appointed 1999)
Director, Nedcor Limited
PF Nhleko, aged 41 (appointed 2002)
BSc, MBA
Executive Chairman, Worldwide African Investments
Dr LA Porter (appointed 1990)
Director, Cape of Good Hope Bank Limited
GF Richardson, aged 65 (appointed 1995)
CA(SA), SEP(Stanford)
Past Deputy Chairman and Managing Director, UAL Merchant Bank Limited, Past Director, Nedcor Limited, Executive Consultant, Nedcor Limited
WC Ross, aged 56 (appointed 1999)
CA(SA), CTA
Director, Corporate
AA Routledge (appointed 1998)
Director, Nedcor Limited
R van Wyk, aged 45 (appointed 1999)
BCom(Hons), BCompt, CA(SA), AMP (Insead)
Director, Risk Management

Company Secretary
JS Eisenhammer, aged 45 (appointed 1999)
BCom, BAcc, CA(SA)

PEOPLES BANK LIMITED*

RCM Laubscher (appointed 2000)
Chairman, Peoples Bank Limited and Chief Executive, Nedcor Limited
ML Ndlovu (appointed 2000)
Chief Executive, Peoples Bank Limited and Director, Nedcor Limited
C Bomela†, aged 52 (appointed 2001)
BCom, MBA
Managing Director, Black Management Forum Investment Company
MA Brey, aged 47 (appointed 2000)
BCompt, BCompt(Hons), CA(SA)
Director of companies
Ms NV Fakude†, aged 37 (appointed 2002)
BA, BA(Hons), SEP(Harvard)
Managing Director, Black Management Forum
GJ Gerwel, aged 55 (appointed 2000)
Dlitt et Phil
Director of companies
TD Kgobe†, aged 38 (appointed 2002)
Chief Executive, Numsa Investment Company (Pty) Limited
TP Lamont Smith, aged 53 (appointed 2000)
BCom, MBEd, CA(SA)
Director of companies, Financial Director
CF Liebenberg (appointed 2000)
Chairman, Nedcor Limited
JB Magwaza (appointed 2000)
Director, Nedcor Limited
SG Morris (appointed 2000)
Group Financial Director, Nedcor Limited
AT Mukoki, aged 41 (appointed 2000)
CAIB(SA), FIBSA, PGD(GMIT), SEP(Wits), SEP(Harvard)
Director of Africa Milestone Investments, Business Partners (formerly SBDC) and Denel (Pty) Limited
Dr TV Maphai†, aged 50 (appointed 2001)
BA(Hons), BPhil, MA, PhD(Phil)
Corporate Affairs Director, South African Breweries, Chairman of the South African Broadcasting Corporation
DGS Muller (appointed 2000)
Director, Nedcor Limited
TT Thahane†, aged 61 (appointed 2001)
BA(Hons), BCom, MA, LLD(Hons)
Non-Executive Chairman, Nedbank Lesotho Limited
AD Wolfson† (Canadian), aged 55 (appointed 2001)
Phd(Econ)
Managing Director, International Capital One

Company Secretary
Ms MW Vena, aged 43 (appointed 2001) Bluris

* *Currently FBC Fidelity Bank Limited – in the process of changing its name to Peoples Bank Limited.*
† *Appointment subject to Banks Act compliance.*

CAPE OF GOOD HOPE BANK LIMITED

RCM Laubscher (appointed 1994)
Chairman, Cape of Good Hope Bank Limited and Chief Executive, Nedcor Limited
MA Thompson, aged 58 (appointed 1994)
BCom, MBA, AMP(Harvard)
Chief Executive, Cape of Good Hope Bank Limited
EPH Bieber, aged 76 (appointed 1987)
BSc, FFA, AIA
Retired actuary, Past General Manager, South African Mutual Life Assurance Society
K Chetty, aged 42 (appointed 1994)
BA(Econ)(Hons), BSc
Prof B Figaji, aged 57 (appointed 1994)
BSc(Eng), MEd
Rector, Peninsula Technikon
JN Hamman, aged 60 (appointed 1989)
BA, LLB
Past Managing Director, Finansbank Limited
JC Kleinloog, aged 61 (appointed 1989)
MSc
Past General Manager, Nedcor Bank Limited
SG Morris (appointed 1999)
Group Financial Director, Nedcor Limited
Dr LA Porter, aged 61 (appointed 1980) DCom
Consultant, Nedcor Limited
PA Parring, aged 50 (appointed 1999) MPD
Managing Director, Nedsteel (Pty) Limited
PJ Raubenheimer, aged 50 (appointed 1999) BCom, CA(SA), MBA
Treasury and Investment Centres
ACM Thompson, aged 48 (appointed 1999) BCom, LLB
Key client management and property partnerships
CD Vietri, aged 51 (appointed 1999)
BCompt, MBA, CA(SA), CTA(SA)
Chief Operating Officer

Company Secretary
Ms PMA Steeds, aged 39 (appointed 1997) BL(Zim)

Executive management
as at 1 March 2002



NEDCOR BANK LIMITED

PWJ Backwell, aged 42 (appointed 1997), BCom, BAcc, MCom, CA(SA) HDip(BDP), AMP(Insead), FIBSA
General Manager, Retail

SH Beyers, aged 50 (appointed 2001), CAIB, FIBSA, HDip Adv Banking
General Manager, Commercial

SA Boyd, aged 37 (appointed 2001) BCom, PDip Acc, EDP(GIBS)
General Manager, Card Process Management

A Britton, aged 54 (appointed 2001)
General Manager, Programme Management

RWR Buchholz, aged 43 (appointed 1999), BCom, CA(SA)
General Manager, Commercial

N Burton, aged 53 (appointed 1993) ACIB
Managing Director, Asia Pacific

SVR Casserly, aged 47 (appointed 1999), FCII, AMP(Insead)
General Manager, Group Insurance Brokers

C Cloete, aged 42 (appointed 2001) CAIB(SA), FIBSA, AGA(SA), BCom, EDP, AEP(Insead)
General Manager, Corporate

JC Cruickshank, aged 45 (appointed 1994), CA
General Manager, Finance, Technology and Operations

MV Danckwerts, aged 48 (appointed 2001), BCom
General Manager, Central Operations (East Gauteng)

GA Dawson, aged 56 (appointed 1992), BSc, Dip(Business Administration)
General Manager, Technology and Operations

GW Dempster, aged 46 (appointed 1992), BCom, CA(SA), AMP(Insead)
General Manager, Corporate

A de Souza, aged 37 (appointed 1998), BCompt(Hons), CA(SA), MBA, EDP (Insead)
General Manager, Retail

LM de Villiers, aged 46 (appointed 1993), BA, Nat Dip Elec Data Processing, SAIM, MAP(Harvard)
General Manager, Technology and Operations

JA du Plessis, aged 42 (appointed 2001), CA(SA), HDip Company Law
General Manager, Corporate Banking

SC du Plessis, aged 55 (appointed 2001), EDP
Managing Director, Commercial Bank of Namibia, Nedbank Africa

BG Duguid, aged 40 (appointed 2001), CAIB(SA), FIBSA
General Manager, JD Group/Peoples Bank

WP Frost, aged 54 (appointed 1992) BCom(Hons), MBA
General Manager, Nedbank Africa

I Fuller, aged 46 (appointed 2001) AAT(SA), CAIB(SA), Dip Adv Banking
General Manager, Group Finance

GA Garden, aged 45 (appointed 1998), BA(Hons)
General Manager, Marketing and Communications

HCB Geldenhuys, aged 51 (appointed 2001), CAIB, EDP, AEP
General Manager, Operations (Western Cape)

S Gericke, aged 43 (appointed 1991) BCom(Hons), MCom, CISA, EDP (Insead)
General Manager, Retail Banking

DWL Hardie, aged 43 (appointed 2001), BSocSci, BCom, CAIB(SA), M Inst M(UK), SEP(Harvard)
General Manager, Strategic Alliances

DE Harrison, aged 58 (appointed 1996), BA, FIBSA
General Manager, Retail

GJ Hechter, aged 38 (appointed 2001), CA(SA), Dip Adv Banking
Head, Group Internal Audit

VE Heunis, aged 59 (appointed 2000), Nat Dip Accounting and Auditing, AEP
General Manager, Transaction Processing and SCS

TJ Howcroft, aged 45 (appointed 2001), EDP, SEP(Harvard)
General Manager, IT Technical Support

KF Hudson, aged 40 (appointed 2001), BA, LLB
General Manager, Strategy and Finance: Business Divisions

KM Hutchinson, aged 43 (appointed 1998), BCom, BCompt(Hons)
General Manager, Corporate, International and Commercial Credit

B Kanyangarara, aged 44 (appointed 2001), BSc(Hons)(Eng), MBA
General Manager, Central Operations (West Gauteng)

GT Kitchen, aged 41 (appointed 1997), MBA
General Manager, Technology and Operations

WJ Krüger, aged 50 (appointed 2000), BA, BProc, LLB, Dip Adv Banking
General Manager, Legal and Documentation

PA Lawton, aged 53 (appointed 2000), CAIB(SA)
General Manager, Corporate Credit

FA le Roex, aged 52 (appointed 1993), BEcon
General Manager (London)

CA Ludik, aged 55 (appointed 2001) CAIB(SA), EDP(USB), AMP
General Manager, Commercial

JA Lumsden, aged 46 (appointed 2002) BCom, CAIB(SA)
Chief Executive, Go Banking

D McMullen, aged 42 (appointed 2000), BCom, EDP, Dip Adv Banking, CFA(SA)
General Manager, Group Finance

AJ Meyer, aged 52 (appointed 1992) BCom, AEP
General Manager, Information Technology

DA Munslow, aged 51 (appointed 1992), BA(Hons), MBA
General Manager, Retail

DV Nel, aged 55 (appointed 1992) FIBSA
General Manager, Risks

HJ Niehaus, aged 58 (appointed 1996), LIB(SA)
General Manager, Retail Sales, Gauteng

ADW Niemandt, aged 53 (appointed 1992), CIS, AIB
General Manager, Operations

GS Nienaber, aged 50 (appointed 2000), BA, LLB, Dip Adv Banking
Group Company Secretary

Ms AM Pachyannis-Alman, aged 46 (appointed 2000), BSc(Hons), MBA, FIT(UCLA)
General Manager, Group Treasury Risk Control

KM Palmer, aged 42 (appointed 2002), BCom, CAIB(SA)
General Manager, Go Banking

MS Parker, aged 49 (appointed 1995), CAIB(SA), FIBSA, AMP(Harvard)
Executive General Manager, Treasury

Executive management

HW Payne, aged 57 (appointed 1995), PMD(Dip)
General Manager, Nedbank Asset Finance

AH Pearce, aged 44 (appointed 2000), CA(SA), BCom, BAcc, Dip Adv Banking, Achieving Breakthrough Service(Harvard), International Executive Programme(Insead)
Head, Nedbank Syfrets Private Banking

BW Peck, aged 46 (appointed 2001), BSc(Eng), MBA
General Manager, Technology and Operations Product, Payments

MW Pienaar, aged 34 (appointed 2001), CA(Hons)
General Manager, Technology and Operations Product Management

CD Rankin, aged 41 (appointed 2001), BCom, BAcc, CA(SA), EDP
General Manager, Card

WF Reitsma, aged 45 (appointed 1996), FIBSA, FIFM, CAIB, BTech(Banking), MCom Economics
General Manager, International Markets and Trading

FWH Rieseberg, aged 52 (appointed 1993), AEP, AAT(SA)
General Manager, Group Finance

J Schamrel, aged 56 (appointed 2000)
General Manager, Technology and Operations

JP Schild, aged 58 (appointed 1995) FIBSA, CIAB
General Manager, Nedcor Bank Business

GR Smith, aged 44 (appointed 2000) BSocSci
General Manager, Technology and Operations Account Management

PM Southworth, aged 54 (appointed 1988), FIBSA
General Manager, Bancassurance

MJ Stocks, aged 35 (appointed 2001), BCom
General Manager, Central Operations, Electronic Settlements

APJ Sutton-Pryce, aged 48 (appointed 1997), BA, FIBSA, RPP
General Manager, Human Resources

F Swanepoel, aged 38 (appointed 2001), BCom(Acc)(Hons), MBA, SEP(Harvard)
General Manager, Business Operations Process

GJ Toole, aged 38 (appointed 2001), BCom, CA(SA)
General Manager, Global Trade

JE Trevena, aged 47 (appointed 2001), BCom, MBL, CAIB(SA), AIAC, SEP(Harvard)
General Manager, Homefinance and Services

RW Tudhope, aged 42 (appointed 1992), BCom, BAcc, CA(SA)
General Manager, Strategic and Corporate Activities

DJ van den Bergh, aged 53 (appointed 1993), Dip Law
General Manager, Property

EAG van der Merwe, aged 47 (appointed 2001), MDP
General Manager, Retail Banking Channel

RD Wassenaar, aged 52 (appointed 1997), BSc, MBA
General Manager, Specialised Finance

PW Weeks, aged 48 (appointed 1996), BSc(Eng), HNC(BS)
General Manager, Technology and Operations

PM Weinmann, aged 56 (appointed 2001), BSc, CA(SA)
General Manager, Finance

CL Wheater, aged 48 (appointed 1996), BCom, Dip Marketing Management, AMP(Insead)
General Manager, Technology and Operations

Ms I Willman, aged 54 (appointed 2001), AEP, AMP(Harvard)
General Manager, Credit Risk Monitoring

HJ Wilson, aged 48 (appointed 1996), BCom, CA(SA), CISA
General Manager, Technology and Operations

RF Wooddisse, aged 54 (appointed 1992), FIBSA
Director, Gerrard Private Bank

NEDCOR INVESTMENT BANK HOLDINGS LIMITED

PW Behrens, aged 45 (appointed 1998), Bluris, LLB
Senior Legal Adviser, Corporate Legal

FM Berkeley, aged 45 (appointed 1994), BCom, BAcc, CA(SA)
Divisional Director, Property Finance

MJ Divett, aged 47 (appointed 1998), BA, LLB, BCom(Hons)(Tax), HDip Tax, CA(SA)
Senior Vice-president, Group Taxation

AD du Plessis, aged 42 (appointed 1989), BAcc(Hons), CA(SA), MCom(Tax)
Divisional Head, Structured and Project Finance

DM Dykes, aged 42 (appointed 1994), BSc(Hons), MSc Economics
Chief Economist, Nedcor Group

JS Eisenhammer, aged 45 (appointed 1992), BCom, BAcc, CA(SA)
General Manager, Group Finance

CJ Jonker, aged 33 (appointed 1999) Bluris, LLB, MBA (all cum laude)
Chief Executive Officer, Edward Nathan & Friedland (Pty) Limited

HJ Kellerman, aged 41 (appointed 1992), BSc, BCompt, BCom(Hons)
Senior Vice-president, Capital Account and International Operations

D Macready, aged 43 (appointed 1997), BCom(Hons), CA(SA)
Divisional Director, NIB*i* and International Asset Management

RA Shuter, aged 34 (appointed 2000), BCom, PG Dip Acc, CA(SA)
Joint Head, Corporate Finance

Letter from the Chairman

Dear Member

I extend a warm invitation to you to attend the thirty-fifth annual general meeting ('AGM') of Nedcor Limited to be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, at 17:00 on Wednesday, 24 April 2002.

This is your opportunity to meet and question members of the Nedcor Board of Directors, become well-informed about last year's performance, and receive a first-hand account of our relentless pursuit of maximum value for members.

Included in this document are the following:

- The notice of the meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
- Voting form (proxy).

If you are unable to attend, you will be able to exercise your right as a member to take part in the AGM by completing, signing and returning the enclosed voting form in good time before the meeting.

Yours faithfully



CF Liebenberg
Chairman

Sandton
11 February 2002

Shareholders' diary

2001 FINANCIAL YEAR	
Financial year-end	31 December 2001
Dividend payment (final)	15 April 2002
Annual general meeting	24 April 2002
2002 FINANCIAL YEAR	
Financial year-end	31 December 2002
Reports	
Interim report and announcement of interim dividend	on or about 31 July 2002
Annual results and announcement of final dividend	during February 2003
Publication of annual financial statements	during March 2003
Dividend payments	
Interim	during October 2002
Final	during April 2003
Annual general meeting	during April 2003

Notice of annual general meeting

Notice is hereby given that the thirty-fifth annual general meeting of members of Nedcor Limited ('the company' or 'Nedcor') will be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, on Wednesday, 24 April 2002, at 17:00 to transact the following business:

1. To receive and consider the annual financial statements for the year ended 31 December 2001, together with the reports of the directors and auditors.
2. To note and confirm the interim dividend of 190 cents per share declared on 2 August 2001 and the final dividend of 310 cents per share declared on 11 February 2002.
3. To elect directors by a single resolution.
4. To elect directors of the company. Messrs BJS Hore, PG Joubert, RCM Laubscher, ME Mkwanazi, DGS Muller, AA Routledge and GS van Niekerk retire by rotation in terms of the company's articles of association. All retiring directors are eligible and available for reelection. Mr JH Sutcliffe was appointed as director of the company during the year and, in terms of the articles of association, retires at the annual general meeting but, being eligible, offers himself for reelection.
5. To confirm the fees paid to directors for the past financial year.
6. To reappoint Deloitte & Touche and KPMG Inc as auditors.
7. To authorise the directors to determine the remuneration of the company's auditors.
8. To renew the general authority granted to the directors in placing the authorised but unissued ordinary shares in the capital of the company under the control of the directors, who are authorised to allot these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act, 61 of 1973 (as amended), the Banks Act, 94 of 1990 (as amended), and the listing requirements of the JSE Securities Exchange South Africa ('the JSE').

9. Special business

9.1 To consider and, if deemed fit, to pass with or without modification the following resolutions as ordinary resolutions:

Ordinary resolution number 1

"Resolved that, subject to the renewal of the general authority placing the unissued ordinary shares in the capital of the company under the control of the directors proposed in terms of this notice of annual general meeting and pursuant to the articles of association of the company, the directors of the company be and are hereby authorised until the next annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the next annual general meeting, provided that it shall not extend beyond 15 months from the date of this annual general meeting) to allot and issue ordinary shares for cash, subject to the Companies Act, 61 of 1973 (as amended), the Banks Act, 94 of 1990 (as amended), and the listing requirements of the JSE Securities Exchange South Africa ('the JSE') on the following basis:

(a) The allotment and issue of ordinary shares (of a class already in issue) for cash shall be made only to persons qualifying as public shareholders and not to related parties, as defined in the listing requirements of the JSE.

(b) The number of ordinary shares issued for cash from time to time shall not in the aggregate in any one financial year of the company exceed 10% of the company's issued ordinary shares, subject to the controlling shareholder approving any issue which, on its own or together with other issues in a single year, will be in excess of 5% and provided that such issues shall not in the aggregate in any one 36-month period (each of which commences on the first day of the financial year of the company) exceed 15% of the company's issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of application, less any ordinary shares issued by the company during the current financial year or current and preceding two financial years (as applicable), provided that any ordinary shares to be issued for cash pursuant to a rights issue (announced, irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application.

(c) The maximum discount at which ordinary shares may be issued for cash is 10% of the weighted average traded price on the JSE of those ordinary shares over the 30 business days prior to the date the price of the issue is determined or agreed by the directors of the company.

(d) After the company has issued shares for cash which represent on a cumulative basis within a financial year 5% or more of the number of shares in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company."

Ordinary resolution number 1 is required, under the JSE listing requirements, to be passed by a 75% majority of members present or represented by proxy, and entitled to vote, at the annual general meeting.

Ordinary resolution number 2

"Resolved that those terms and conditions of the main agreement ('the main agreement'), as amended by certain addenda thereto ('the agreement as amended'), entered into by and between Nedcor Bank Limited, Brimstone Investment Corporation Limited ('Brimstone'), Numsa Investment Company (Pty) Limited, Sarhwu Investment Holdings Limited, Nasasa Investment and Finance Company (Pty) Limited, WDB Investment Holdings (Pty) Limited, Disability Employment Concerns Trust (collectively 'the Brimstone Consortium'), Africa Milestone Investments Limited ('AMI'), Black Management Forum Investment Company (Pty) Limited and Progressive Youth Investments Company (Pty) Limited (collectively 'the PAI Consortium'), a copy of the main agreement (last date of signature 22 November 2001) and the addenda thereto (last date of signature of first addendum 5 December 2001 and last date of signature of second addendum 31 December 2001) being tabled at the meeting and initialled by the chairman for purposes of identification, which provide for AMI's participation in the transaction envisaged by the agreement as amended ('the transaction') be and are hereby ratified and confirmed pursuant to the provisions of the agreement as amended."

As set out in the agreement as amended, the members of the company are required to ratify the acquisition by AMI of the entire issued ordinary share capital of the separate special-purpose vehicle set up by AMI to hold AMI's interest in Peoples Bank. Members are directed to the explanatory note contained herein for a detailed explanation of the reason why they are required to ratify AMI's participation in the transaction.

Ordinary resolution number 3

"Resolved that the amendment to the deed constituting the Nedcor Group (1994) Employee Incentive Scheme and incorporating the Nedcor Group (1994) Employee Share Purchase Trust, dated 26 January 1994, as amended, brought about by the introduction of the following new clause 24:

24 Extensions on account of the closed period

24.1 Notwithstanding anything to the contrary contained in this deed, should any maximum period provided for in this deed within which:

24.1.1 payment of the selling price of trust scheme shares is due to be made;
24.1.2 any option may be exercised;
24.1.3 payment of the allocation price of allocation shares is due to be made;

expire during a period which has been designated by the board as one during which no dealing in the shares of the company may take place by an employee of the company ('the closed period'), then any such maximum period and any other period stipulated for the performance of any ancillary acts relating to the implementation of the matters referred to in 24.1.1, 24.1.2 and 24.1.3 shall be deemed to be extended until the expiry of 14 days, reckoned from the end of the closed period in question.

24.2 The trustees shall at the direction of the board be entitled to cause the provisions of 24.1 to apply to existing options granted to or agreements with participants by communicating to them in writing the application of such provisions to their respective options or agreements.'

be and is hereby sanctioned."

9.2 To consider and, if deemed fit, to pass with or without modification the **special resolutions** as listed below:

At the annual general meeting of Nedcor members held on Wednesday, 25 April 2001, special resolutions were passed and subsequently registered that had the effect of granting the company and/or a subsidiary a general authority to repurchase up to 10% of the issued share capital of the company or its holding company. Such authority is renewable annually.

The directors of Nedcor are of the opinion that, after considering the effects of a full repurchase of 10% of Nedcor's issued share capital:

- Nedcor would be able in the ordinary course of business to repay its debts for a period of 12 months after the date of the notice of this annual general meeting;
- the consolidated assets of the company, fairly valued in accordance with generally accepted accounting practice, would be in excess of Nedcor's consolidated liabilities for a period of 12 months after the date of the notice of this annual general meeting;

- Nedcor's capital and working capital would be adequate for a period of 12 months after the date of the notice of this annual general meeting; and
- any derivative transaction that may result in a repurchase of securities will comply with the listing requirements of the JSE.

The directors of Nedcor intend to effect a repurchase of shares in future should circumstances be conducive.

In terms of the proposed special resolutions 1 and 2, the maximum number of Nedcor shares that may be repurchased during the financial year ending 31 December 2002 amounts to 24 430 604 shares (10% of 244 306 042 shares currently in issue).

Special resolution number 1

"Resolved that, subject to the approval to the extent required of the Registrar of Banks, the company hereby approves, as a general authority contemplated in sections 85(2) and 85(3) of the Companies Act, 61 of 1973 (as amended) ('the Companies Act'), the acquisition by the company of issued shares from time to time of the company or issued shares from time to time of its holding company on such terms and conditions and in such amounts as the directors of the company may from time to time decide, but always subject to the approval to the extent required of the Registrar of Banks, the provisions of the Companies Act, the Banks Act, 94 of 1990 (as amended), and the listing requirements from time to time of the JSE Securities Exchange South Africa ('the JSE'), which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the next annual general meeting, provided that it shall not extend beyond 15 months from the date of this special resolution number 1), subject to the following limitations:

(a) the general repurchase of securities is implemented on the main board of the JSE;

(b) the company is authorised thereto by its articles of association;

(c) the company is authorised by its shareholders in terms of a special resolution of the company in general meeting, which authorisation shall be valid only until the next annual general meeting, provided it shall not extend beyond 15 months from the date of the resolution;

(d) the general repurchase is limited to a maximum of 10% of the company's issued share capital of that class at the time the authority is granted;

(e) the general repurchase is not made at a price of more than 5% above the weighted average of the market value for the securities for the five business days immediately preceding the date of repurchase; and

(f) the company shall publish an announcement as soon as the company has acquired ordinary shares constituting, on a cumulative basis, 3% in aggregate of the number of ordinary shares in issue at the date of this special resolution and on each occasion the threshold of 3% is reached thereafter."

The reason for special resolution number 1 is to authorise the company, by way of a general authority, to acquire its own issued shares and/or those of its holding company on such terms and conditions and in such amounts as determined from time to time by the directors of the company, subject to the limitations set out above.

The effect of special resolution number 1 is to enable the company to acquire its own issued shares and/or those of its holding company from time to time on such terms and conditions and in such amounts as the directors of the company may from time to time decide, subject to the limitations set out above.

Special resolution number 2

"Resolved that, subject to the approval to the extent required of the Registrar of Banks, the company hereby approves, as a general approval contemplated in sections 85(2), 85(3) and 89 of the Companies Act, 61 of 1973 (as amended) ('the Companies Act'), the acquisition by a subsidiary of the company of issued shares from time to time of the company or issued shares from time to time of its holding company on such terms and conditions and in such amounts as the directors of the company and directors of the subsidiary may from time to time decide, but always subject to the approval to the extent required of the Registrar of Banks, the provisions of the Companies Act, the Banks Act, 94 of 1990 (as amended), and the listing requirements from time to time of the JSE Securities Exchange South Africa ('the JSE'), which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the next annual general meeting, provided that it shall not extend beyond

15 months from the date of this special resolution number 2), subject to the following limitations:

(a) the general repurchase of securities is implemented on the main board of the JSE;
(b) the subsidiary of the company is authorised thereto by its articles of association;
(c) the subsidiary of the company is authorised by its shareholders in terms of a special resolution of the company in general meeting, which authorisation shall be valid only until the next annual general meeting, provided it shall not extend beyond 15 months from the date of the resolution;
(d) the general repurchase is limited to a maximum of 10% of the company's issued share capital of that class at the time the authority is granted;
(e) the general repurchase is not made at a price of more than 5% above the weighted average of the market value for the securities for the five business days immediately preceding the date of repurchase; and
(f) the company shall publish an announcement as soon as the subsidiary of the company has acquired ordinary shares constituting, on a cumulative basis, 3% in aggregate of the number of ordinary shares in issue at the date of this special resolution and on each occasion the threshold of 3% is reached thereafter."

The reason for special resolution number 2 is to authorise the subsidiaries of the company, by way of a general authority, to acquire issued shares of the company and/or those of its holding company on such terms and conditions and in such amounts as determined from time to time by the directors of the company and its subsidiaries, subject to the limitations set out above.

The effect of special resolution number 2 is to enable the subsidiaries of the company to acquire issued shares of the company and/or those of its holding company from time to time on such terms and conditions and in such amounts as the directors of the company and its subsidiaries may from time to time decide, subject to the limitations set out above.

Special resolution number 3

"Resolved that the existing articles of association be and are hereby abrogated in their entirety and replaced with the new articles of association tabled at the meeting and initialled by the chairman for purposes of identification."

The reason for special resolution number 3 is to bring the company's articles of association in line with recent amendments to the Companies Act, 61 of 1973 (as amended) ('the Companies Act') and the listing requirements of the JSE, as well as to incorporate certain corporate governance issues.

The effect of special resolution number 3 is that the company will adopt new articles of association that incorporate the amendments to the Companies Act and the listing requirements of the JSE, as well as certain recommended practices in corporate governance.

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and speak and, on a poll, vote in his/her stead. A proxy need not be a member of the company. Completed proxy forms should be received at the registered office of the company not less than 24 hours before the time appointed for the holding of the meeting.

Dematerialised shareholders who wish to attend the annual general meeting have to contact their Central Securities Depository Participant ('CSDP') or broker who will furnish them with the necessary authority to attend the annual general meeting, or they have to instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and its CSDP or broker.

By order of the board

GS Nienaber
Company Secretary
11 February 2002

Registered office
Nedcor Limited
Registration number
1966/010630/06
Nedcor Sandton
135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Transfer secretaries
Mercantile Registrars Limited
7th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 1053
Johannesburg, 2000
Tel 011 370 5000

Explanatory notes to the notice of annual general meeting

PROXIES

1. A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and speak and, on a poll, vote in his/her stead. A proxy need not be a member of the company. The appointment of a proxy will not preclude a member from attending and/or voting at the meeting. A form of proxy for use at the meeting is enclosed.
2. To be valid, the form of proxy and the power of attorney or other authority (if any) under which it is signed, or a duly certified copy thereof, have to be lodged at the address stated thereon, not later than 17:00 on 23 April 2002.
3. The attention of members is directed to the additional notes contained in the form of proxy relating to the completion of the form.
4. Members attending the annual general meeting will be afforded the opportunity of putting questions to the directors and management. A perforated form is included on page 161 for this purpose.
5. Dematerialised shareholders who wish to attend the annual general meeting have to contact their Central Securities Depository Participant ('CSDP') or broker who will furnish them with the necessary authority to attend the annual general meeting, or they have to instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and its CSDP or broker.

EXPLANATORY NOTES TO RESOLUTIONS FOR ANNUAL GENERAL MEETING

Receipt and consideration of annual financial statements and reports

The directors have to present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 December 2001, together with the report of the auditors contained in this annual report.

Payment of dividends

An interim dividend of 190 cents per share was declared on 2 August 2001 and paid on 1 October 2001. A final dividend of 310 cents per share was declared on 11 February 2002 and will be paid to members who are on the register at the close of business on 5 April 2002. The date of payment of the final dividend will be 15 April 2002. Members are asked to note and confirm the dividends as recorded.

Election of directors by a single resolution

The appointment of the directors standing for election at the annual general meeting may be taken by a single resolution. This is common corporate practice in South Africa. The motion agreeing to elect the directors by single resolution has to be passed without dissent.

Election of directors

In terms of the company's articles of association ('articles'), one third of the directors are required to retire at each annual general meeting and may offer themselves for reelection. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, is similarly required to retire and is eligible for reelection at the next annual general meeting. Biographical details of the directors are set out on pages 144 and 145 of this annual report.

Remuneration of directors

In terms of article 74 of the company's articles, remuneration shall be payable to the directors and determined by the company in general meeting. Full particulars of all fees and remuneration are contained on pages 72 to 75 of this report.

Reappointment of auditors

This resolution proposes the reappointment of the company's existing joint auditors, Deloitte & Touche and KPMG Inc, until the next annual general meeting. The appointments are recommended by the directors of the company.

Remuneration of auditors

This resolution gives authority to the directors to fix the remuneration of the auditors (proposed to be reappointed in terms of the above resolution). The aggregate fees paid to the auditors for the financial year ended 31 December 2001 amounted to R21 million (2000: R18 million). Particulars of the auditors' remuneration can be found in note 18.2 on page 124 of the annual financial statements.

Placing of unissued ordinary shares under the control of the directors

and

Ordinary resolution number 1

In terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended ('the Companies Act'), the members of the company have to approve the placement of the unissued shares under the control of the directors. A general authority to issue shares for cash has also been granted to the directors. These existing authorities are due to expire at the forthcoming annual general meeting, unless renewed. The authorities will be subject to the Companies Act, the Banks Act, 94 of 1990, as amended ('the Banks Act') and the listing requirements of the JSE Securities Exchange South Africa ('the JSE').

The directors consider it advantageous to renew these authorities to enable the company to take advantage of any business opportunity that may arise in the future. It also has to be noted that, in terms of the listing requirements of the JSE, ordinary resolution number 1 has to be passed by a 75% majority of members present or represented by proxy and entitled to vote at the annual general meeting.

Ordinary resolution number 2

As set out in an announcement to Nedcor Limited ('Nedcor') and Brimstone shareholders dated 22 November 2001, the Brimstone Consortium and the PAI Consortium have acquired in terms of the agreement, as amended, respective interests of 20% and 10% in FBC Fidelity Bank Limited (to be renamed Peoples Bank Limited) ('Peoples Bank') with effect from 1 January 2002 through a subscription for new ordinary shares. The subscription price of R569,3 million has been funded by Old Mutual Specialised Finance (Pty) Limited, Deutsche Bank AG London Branch, FirstRand Bank Limited (through its Rand Merchant Bank Division), Sanlam Life Insurance Limited (through the Sanlam Development Fund) and Nedcor Investment Bank Limited ('the funders'). The funders have invested in preference shares issued by separate special-purpose vehicles that have been set up by each of the consortia members to hold their interest in Peoples Bank.

The reason why Nedcor members are required to ratify AMI's participation in the transaction is because Lot Ndlovu (a director of Nedcor, Nedcor Bank and Peoples Bank), Alan Mukoki (a director of Peoples Bank), Chris Mamabolo and Jimmy Manyi (both members of Peoples Bank's senior management team) are indirect participants in the PAI Consortium through direct personal shareholdings in AMI.

Ordinary resolution number 3

The reason for ordinary resolution number 3 is to amend the trust governing the scheme, so as to provide for the extension of the maximum period of 10 years during which options may be exercised or payment for shares made in the event that such 10-year period falls within a period that has been designated by the board as one during which no dealing in the shares of the company by a director or employee of the company may take place ('closed period').

Special resolution number 1
and
Special resolution number 2

The company's articles contain a provision allowing the directors to purchase shares issued by itself in the company, its holding company or any subsidiary of its holding company. This is subject to the approval of the members in terms of the company's articles, the Companies Act, the Banks Act and the listing requirements of the JSE. The existing general authority, granted by the members at the last annual general meeting on 25 April 2001, is due to expire, unless renewed.

The directors are of the opinion that it would be in the best interests of the company to extend such general authority and thereby allow the company to be in a position to purchase its own shares through the JSE should market conditions and price justify such action. The proposed authority would enable the company to purchase up to a maximum of 24 430 604 ordinary shares in the capital of the company with a stated upper limit on the price payable, which reflects the listing requirements of the JSE. Purchases would be made only after the most careful consideration, where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the company and its members.

The number of shares repurchased during the financial year ended 31 December 2001 amounted to 340 000.

Special resolution number 3

The following is the background to the special resolution to adopt a new set of articles for the company:

1. The company's existing articles were adopted during the early 1980s.
2. Since then a number of significant changes have been made to law and regulations governing the company, including the Companies Act, the Banks Act, the listing requirements of the JSE and the King Report.
3. As a result of this, it was considered appropriate by the directors of the company to adopt new articles that incorporate the changes in governing law and regulations and the random changes made to the company's articles during the past number of years.
4. The amendments also include prescribed matters of corporate governance.
5. The significant changes include the following:
   - In line with international trends and the global market, electronic communication of companies with its members has become an important medium of communication. In terms of the Companies Act, a company may, if so authorised by its articles, communicate with its members and directors by electronic means. This will, inter alia, enable members to vote by way of electronic proxy. The adoption of the new articles will permit the directors of the company to establish guidelines and procedures to implement such medium of communication as they consider appropriate.
   - Provisions in the new articles take into account the existence of uncertificated securities arising from the implementation of Share Transactions Totally Electronic ('STRATE') and the dematerialisation of Nedcor's shares.
   - The new articles incorporate previously amending provisions for the company to purchase its own shares and/or shares in any holding company, and for any subsidiary of the

Explanatory notes to the notice of annual general meeting

company to purchase shares in the company and/or its holding company, subject to the company's articles, the Companies Act, the Banks Act and the listing requirements of the JSE.

- The company will not be able to dispose of the whole or substantially the whole of the undertaking of the company or the whole or the greater part of the assets of the company to a wholly owned subsidiary without the approval of the members of the company. In turn, if such subsidiary intends to dispose of these assets to any third party that is not the company or a wholly owned subsidiary of the company, the approval of the members will also be required.
- Pursuant to the 1999 amendments to the Companies Act it is necessary for a company's articles to contain provisions to authorise the directors, subject to the Companies Act, the Banks Act and the listing requirements of the JSE, to deal with the company's share capital, stated capital, share premium account or any capital redemption reserve fund.
- In terms of the new articles, a proxy appointed by a member will be entitled to vote on a show of hands as well. Previously the articles made provision for a proxy only to vote on a poll.
- To avoid the prospect of a director who ceases to be employed by the company remaining on the board, he or she will simultaneously cease to be a director of the company. The casting vote of the Chairman of the board has also been removed.
- Provision is incorporated for notices to be served on or delivered to a member via an electronic medium if so agreed to by the member.
- Directors of the company will be permitted to make payments to the members (without the consent and approval of the company in general meeting), instead of the existing limited right to make dividend payments only. This authority is subject to the provisions of the Companies Act, the Banks Act and the listing requirements of the JSE. This is consistent with the provisions contained in section 90 of the Companies Act.
- Provision is made for a company register and subregisters under the provisions regulating STRATE. The company register will be maintained by the company, while the subregisters will be maintained by the relevant participant in the Central Securities Depository.
- All references to 'A' ordinary shares have been deleted. The 'A' ordinary shares that formed part of the previous share incentive scheme have subsequently been converted into ordinary shares.
- The validity period of proxy forms has been reduced from 12 months to six months.
- The limitation on the borrowing powers of the directors of the company has been abrogated.
- Each member or other person who is obliged to receive any notice or other document has to inform the company of any change of address. Should any notice or other document be returned as 'undelivered' to the company on three consecutive occasions, the member will cease to receive any further documentation from the company until he or she has notified the company of his or her new contact particulars.

Appendix to the notice of annual general meeting

IMPORTANT NOTES ABOUT THE ANNUAL GENERAL MEETING ('AGM')

Date: Wednesday, 24 April 2002, at 17:00.

Venue: The Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown.

Time: The AGM will start promptly at 17:00. Shareholders wishing to attend are advised to be in the auditorium not later than 16:45. The reception area will be open from 16:00, from which time refreshments will be served.

Travel information: The map below indicates the location of Nedcor Sandton.

Admission: Shareholders and others attending the AGM are asked to register at the registration desk in the auditorium reception area at the venue. Shareholders and proxies may be required to provide proof of identity.

Security: Secured parking is provided at the venue. Attendees are asked not to bring cameras, laptop computers or tape recorders. Mobile telephones should be switched off for the duration of proceedings.

Enquiries and questions: Shareholders intending to ask questions on the business of the AGM or on related matters are asked to register their names, addresses and questions at the question registration desk. A question form is enclosed on page 161 for this purpose. Staff will be on hand to provide any advice and assistance required.

PLEASE FURTHERMORE NOTE:

1. **Certificated members**
   Shareholders wishing to attend the annual general meeting have to ensure beforehand with the transfer secretaries of the company that their shares are in fact registered in their name. Should this not be the case and the shares are registered in any other name or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their personal capacity.
   The proxy form contains detailed instructions in this regard.
2. **Uncertificated shareholders**
   Beneficial owners of dematerialised shares who wish to attend the annual general meeting have to request their Central Securities Depository Participant ('CSDP') or broker to provide them with a letter of representation, or instruct their CSDP or broker to vote by proxy on their behalf.
3. **Proxies**
   Certificated shareholders, where applicable, have to ensure that their proxy form reaches the address as indicated in note 9 on page 160 not later than 17:00 on 23 April 2002.
4. **Enquiries**
   Any shareholders having difficulties or queries in regard to the AGM or the above are invited to contact the Company Secretary, Mr GS Nienaber, on +27 (0)11 294 9106.



MORNINGSIDE
WENDYWOOD
N
KELVIN
RIVONIA RD
M1
SOUTH
MORNINGSIDE CLINIC
SANDOWN
BENMORE
MC DONALD'S
CROWNE PLAZA
GRAYSTON
FREDMAN
P
HILTON
NEDCOR SANDTON
WEST
MAUDE
VILLAGE WALK
KATHERINE
WYNBERG
SANDTON CITY
SANDTON WYNBERG OFFRAMP
S

Group addresses

NEDCOR LIMITED
Business address and registered office
135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000
Tel 011 294 0999; Fax 011 295 0999
Website: http://www.nedcor.com
Email: nedcorir@nedcor.co.za

NEDCOR BANK LIMITED
135 Rivonia Road, Sandown, 2196
Tel 011 294 0999

Foreign branches

London
Nedbank House, 20 Abchurch Lane
London EC4N 7AD, England
Tel 094420 7623 1077
Telex 886 208, 895 6177 (general)
Fax 094420 7621 9304
Email: ebetts@nedcor.co.uk
Website: http://www.nedcor.co.uk
General Manager: FA le Roex

Isle of Man
Nedcor House, Bucks Road
Douglas, Isle of Man
Tel 09441624 612893; Fax 09441624 612836
Email: nedbank@nib-int.com
Assistant General Manager: DM Sutherland

Singapore
30 Cecil Street
Prudential Towers
10–05 Singapore, 049712
Tel 0965 64169438; Fax 0965 64388350
Email: nedsing@nedcor.com
General Manager: B Shegar

Hong Kong
50/F Sun Hung Kai Centre, 30 Harbour Road
Wanchai, Hong Kong
Tel 09852 2 829 9111, Telex 8 6841 NDASA HX
Fax 09852 2 802 0550
Email: nal@nedcor.com
Website: http://www.nedcor.com.hk
Managing Director Asia Pacific: NW Burton

Foreign subsidiaries

Gerrard Private Bank
5 Mount Pleasant
Douglas, Isle of Man
British Isles, IM1 2PU
Tel 0944 16 24 645 000; Fax 0944 16 24 627 218
Email: iom@gerrardpb.com
Chief Executive: RF Wooddisse

Nedbank (Swaziland) Limited
Nedbank Centre, Nedbank Plaza
Cnr Riverside and Bypass Roads
Mbabane, Swaziland
Tel 09268 404 3351; Fax 09268 404 4060
Email: nedbank@iafrica.sz
Managing Director: DQ Pretorius

Nedbank (Lesotho) Limited
1st Floor, Nedbank Building
Kingsway Road, Maseru, 100
Lesotho
Tel 09266 31 2696; Fax 09266 31 0025
Email: nedles@adelfang.co.za
Managing Director: PD Opperman

Nedcor Trade Services Limited
5th Floor, Barkly Wharf, Le Caudan Waterfront
Old Pavillion Street, Port Louis, Mauritius
Tel 09230 210 3153; Fax 09230 210 3154
Tollfree 0800 008 146
Email: nedcortrade@intnet.mu
Managing Director: CJ Roets

Representative offices

People's Republic of China
Unit C507, 5th Floor, Beijing Lufthansa Centre
50 Liangmaqiao Road, Chaoyang District
Beijing 100016, PRC
Tel 098610 6 463 7939
Fax 098610 6 463 7938
Email: nedbank@mail.netchina.com.cn
Chief Representative: A Zhao

Taiwan
12/F Bank Tower Building, 205 Tun Hwa North Road, Taipei 10592, Taiwan ROC
Tel 098862 2719 8911; Fax 098862 2719 3752
Email: nedbank@ms12.hinet.net
Chief Representative: Ms V Cheng

Banking affiliates

Commercial Bank of Namibia Limited
12 – 20 Bülow Street, Windhoek, Namibia
Tel 0926461 295 9111; Fax 0926461 295 2079
Managing Director: SC du Plessis

HSBC Equator Bank plc
(Incorporated in the United Kingdom)
4th Floor, Peninsular House,
30 Monument Street, London, EC3R 8NB
England
Tel 094420 7570 3100; Fax 094420 7570 3211
Chief Executive Officer: TP Adcock

Merchant Bank of Central Africa Limited
14th Floor, Old Mutual Centre, Third Street
Harare, Zimbabwe
Tel 092634 70 1636, 092634 70 1642/52
Fax 092634 70 8005
Managing Director: DT Hatendi

State Bank of Mauritius Limited
State Bank Tower, 1 Queen Elizabeth II Avenue
Port Louis, Mauritius
Tel 09230 202 1111
Telex 4910 STATE MD IW
Fax 09230 202 1666
Chief Executive: MKT Reddy

Fincom Bank of Malawi Limited
Development House
Cnr Henderson Street and Victoria Avenue
Blantyre, Malawi
Tel 09265 620477/620997/622885
Fax 09265 620102
Managing Director: P Tubb

BNP Nedbank (Mozambique) SARL
Predio 33 andares
1 – Andar
1230 AV 25 de Setembro
Maputo, Mozambique
Tel 092581 306700; Fax 092581 306305
Managing Director: L Martin

Banque SBM Madagascar
1 Rue Andrianary Ratianariva
Antsahavola – Antananarivo 101
Madagascar
Tel 09261 2 022666 07/46/47/55
Fax 09261 2 022666 08
General Manager: K Rambojun

SBM Nedbank International Limited
State Bank Tower
1 Queen Elizabeth II Avenue
Port Louis
Mauritius
Tel 09230 202 1550; Fax 09230 210 7819
Managing Director: G Patterson

RETAIL BANKING
Nedbank, Permanent Bank
135 Rivonia Road, Sandown, 2196
Tel 011 294 4444/295 1111

Peoples Bank
100 Main Street, Johannesburg, 2001
Tel 011 630 7111

NEDBANK COMMERCIAL
135 Rivonia Road, Sandown, 2196
Tel 011 294 4444

NEDBANK CORPORATE
135 Rivonia, Road, Sandown, 2196
Tel 011 294 4444/011 295 1111

TECHNOLOGY AND OPERATIONS
105 West Street, Sandown, 2196
Tel 011 881 4911

NEDBANK TREASURY
135 Rivonia Road, Sandown, 2196
Tel 011 294 4444/011 295 1111

NEDBANK SYFRETS PRIVATE BANKING
135 Rivonia Road, Sandown, 2196
Tel 011 294 4444/295 1111

IMPERIAL BANK LIMITED
140 Boeing Road East, Elma Park, Edenvale
Tel 011 879 2000; Fax 011 453 9646
Email: mailbox@imperialbank.co.za
Chief Executive: RL Hiemstra

NEDCOR INVESTMENT BANK HOLDINGS LIMITED
1 Newtown Avenue, Killarney, 2193
Tel 011 480 1000

Affiliates

NIB Securities (Pty) Limited
1 Newtown Avenue, Killarney, 2193
Tel 011 480 1476; Fax 011 480 1781
Managing Director: P Iuel

Syfrets Trust Limited
1 Newtown Avenue, Killarney, 2193
Tel 011 480 1003; Fax 011 480 1139
Managing Director: N Botha

Franklin Templeton NIB Asset Management (Pty) Limited
148 St George's Mall, Cape Town, 8001
Tel 021 488 2279; Fax 021 424 7859
Chief Executive: C Previtera

CAPE OF GOOD HOPE BANK LIMITED
117 St George's Mall, Cape Town, 8001
Tel 021 480 5000

Affiliates

Western Cape Property Company Limited
5th Floor, Mariendahl House, Norwich on Main
Cnr Main and Campground Roads
Newlands, 7700
Tel 021 683 7773; Fax 021 683 7774
Managing Director: C Hyland

Catalyst Holdings (Pty) Limited
The Terraces, 34 Bree Street, Cape Town, 8001
Tel 021 419 7373; Fax 021 419 4688
Managing Director: J Broll

TRANSFER SECRETARIES
Mercantile Registrars Limited
7th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 1053, Johannesburg, 2000
Tel 011 370 5000; Fax 011 370 5018

AUDITORS

Deloitte & Touche
Deloitte & Touche Place, The Woodlands
Woodlands Drive, Woodmead, 2128
Private Bag X6, Gallo Manor, 2052
Tel 011 806 5000; Fax 011 806 5003

KPMG Inc
KPMG Crescent, 85 Empire Road
Parktown, 2193
Private Bag 9, Parkview, 2122
Tel 011 647 7111; Fax 011 647 8000

Form of proxy

NEDCOR LIMITED
('the company' or 'Nedcor')
(Incorporated in the Republic of South Africa)
Registration number 1966/010630/06

For use by members of Nedcor at the annual general meeting to be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, on Wednesday, 24 April 2002, at 17:00 and at any adjournment thereof.

I/We ______________________________

being the holder(s) of [ ] ordinary shares in the company, appoint (see note 1):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the annual general meeting

as my/our proxy to act for me/us and on my/our behalf at the annual general meeting that will be held for the purpose of considering and, if deemed fit, passing with or without modification ordinary and special resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against such resolutions and/or abstain from voting in respect of the ordinary shares registered in my/our name(s), in accordance with the following instructions (see note 3):

Resolutions		Number of votes (one vote per ordinary share)		
		For	Against	Abstain
Receipt and consideration of annual financial statements and reports				
Payment of dividends				
Election of directors by a single resolution				
Election of directors:	BJS Hore			
	PG Joubert			
	RCM Laubscher			
	ME Mkwanazi			
	DGS Muller			
	AA Routledge			
	JH Sutcliffe			
	GS van Niekerk			
Fees paid to directors				
Reappointment of auditors				
Remuneration of auditors				
Placing of unissued ordinary shares under the control of the directors				
Ordinary resolution number 1				
Ordinary resolution number 2				
Ordinary resolution number 3				
Special resolution number 1				
Special resolution number 2				
Special resolution number 3				

Signed at (place) ______________________ on (date) ______________ 2002

Signature ______________________

Assisted by me ______________________
(where applicable)

Please read the notes on page 160.

Contact details

Tel: ______________________

Fax: ______________________

Email: ______________________

Notes to proxy form

1. Each member is entitled to appoint one or more proxies (who need not be a member(s) of the company) to attend, speak and, on a poll, vote in place of that member at the annual general meeting.

2. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting 'the chairman of the annual general meeting'. The person whose name stands first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3. A member's instructions to the proxy have to be indicated by the insertion of the relevant number of votes exercisable by that member in the appropriate box provided. Failure to comply with the above shall be deemed to authorise the chairman of the annual general meeting, if the chairman is the authorised proxy, to vote in favour of the ordinary and special resolutions at the annual general meeting or any other proxy to vote or to abstain from voting at the annual general meeting, as he/she deems fit, in respect of all the member's votes exercisable thereat.

4. A member or his/her proxy is not obliged to vote in respect of all the ordinary shares held by such member or represented by such proxy, but the total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the member or his/her proxy is entitled.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity has to be attached to this form of proxy, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.

6. The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.

7. Any alterations or corrections to this form of proxy have to be initialled by the signatory(ies).

8. The completion and lodging of this form of proxy shall not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

9. Forms of proxy have to be lodged with or posted to the company, c/o Mercantile Registrars Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), to be received by not later than 17:00 on Tuesday, 23 April 2002.

10. This proxy form is to be completed only by those members who are:
    - holding shares in a certificated form; or
    - recorded in the subregister in electronic form in their own name.

11. Dematerialised shareholders who wish to attend the annual general meeting have to contact their Central Securities Depository Participant ('CSDP') or broker who will furnish them with the necessary authority to attend the annual general meeting, or they have to instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and its CSDP or broker.

12. Shareholders who wish to attend the meeting, and vote thereat, have to ensure that the proxy form reaches the transfer secretaries not later than 17:00 on 23 April 2002.

Head Office
Nedcor Sandton
135 Rivonia Road
Sandown, 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 (0)11 294 0999
Fax +27 (0)11 294 3097
Website www.nedcor.co.za

NEDCOR

11 February 2002

Dear Member

AGM QUESTIONS

The 2002 annual general meeting ('AGM') will be held on 24 April 2002. The notice of and explanatory notes to the AGM appear on pages 152 to 157.

I would like to remind members of their right to raise questions, at the appropriate time, at the AGM. It is normally not possible to answer every question at the AGM, and to ensure that matters of particular interest to members are covered I should like to suggest that members use this form to raise in advance any question of particular interest to them. From the forms returned, we can assess the most popular topics and I shall use every endeavour to address these at the AGM thereby ensuring that they will not be overlooked. This advance notice of relevant questions will, of course, not prevent any member from raising questions during the AGM.

The question form can be sent to the Company Secretary, Mr GS Nienaber, at PO Box 1144, Johannesburg, 2000, or gawien@nedcor.co.za, or returned with the proxy form, or handed in at the time of registering attendance at the AGM.

Yours faithfully

CF Liebenberg
Chairman

QUESTION FORM

Name of member ____________________________

Address ____________________________

____

____________________________ Telephone ____________

Question ____________________________

____

____

____

____

____

____

Nedcor Limited (Reg No 1966/010630/06)
Directors: CF Liebenberg (Chairman) • PG Joubert (Deputy Chairman) • RCM Laubscher (Chief Executive) • WAM Clewlow • PTW Curtis • BJS Hore • Prof MM Katz • MJ Leeming • MJ Levett • JB Magwaza • ME Mkwanazi • E Molobi • SG Morris • DGS Muller • ML Ndlovu • CC Parker • JVF Roberts (British) • AA Routledge • JH Sutcliffe (British) • GS van Niekerk • Dr WP Venter
Company Secretary: GS Nienaber





NEDCOR



GRAPHICOR



www.nedcor.com

NEDCOR